FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of November 2021

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item              Description of Items

1.	Financial Statements for the second quarter ended on June 30, 2021.
2.	Earnings Release for quarter ended on June 30, 2021.
3.	Material Announcement Dated August 16, 2021: Cemig GT Tender Offer Completed.
4.	Material Announcement Dated August 23, 2021: Renova: Second Equity Conversion Completed.
5.	Market Notice Dated August 31, 2021: Cemig again wins Brazil Accounting/Reporting Transparency Trophy.
6.	Market Notice Dated September 1, 2021: Brazil Electricity Distributors' Award for Improvement of Performance.
7.	Material Announcement Dated September 14, 2021: Renova: Brazil PCH Stockholders will exercise first refusal right.
8.	Material Announcement Dated September 20, 2021: Board of Directors of Renova approved acceptance of the binding offer for ESPRA unit.
9.	Material Announcement Dated September 29, 2021: Renova: Regulator overrules challenges to wind farms.
10.	Market Notice Dated October 22, 2021: Reply to B3 Letter 1409/2021-SLS of October 21, 2021, Request for clarification of atypical share price movements.
11.	Market Notice Dated October 25, 2021: Fitch updates Cemig's Ratings.
12.	Material Announcement Dated October 26, 2021: Minas Gerais legislature extends inquiry on Cemig.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães . Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: November 4, 2021

1.	Financial Statements for the second quarter ended on June 30, 2021.

CONTENTS

STATEMENTS OF FINANCIAL POSITION STATEMENTS OF FINANCIAL POSITION		2
STATEMENTS OF INCOME		4
STATEMENTS OF COMPREHENSIVE INCOME		6
STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY		7
STATEMENTS OF CASH FLOWS		8
STATEMENTS OF ADDED VALUE		10
NOTES TO THE CONSOLIDATES INTERIM FINANCIAL INFORMATION		11
1.	OPERATING CONTEXT	11
2.	BASIS OF PREPARATION	15
3.	PRINCIPLES OF CONSOLIDATION	21
4.	CONCESSIONS AND AUTHORIZATIONS	22
5.	CASH AND CASH EQUIVALENTS	23
6.	MARKETABLE SECURITIES	23
7.	CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS	24
8.	RECOVERABLE TAXES	25
9.	INCOME AND SOCIAL CONTRIBUTION TAXES	27
10.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS	29
11.	ESCROW DEPOSITS	30
12.	REIMBURSEMENT OF TARIFF SUBSIDIES	31
13.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES	31
14.	CONCESSION CONTRACT ASSETS	36
15.	INVESTMENTS	41
16.	PROPERTY, PLANT AND EQUIPMENT	54
17.	INTANGIBLE ASSETS	56
18.	LEASING TRANSACTIONS	60
19.	SUPPLIERS	62
20.	TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS	62
21.	LOANS, FINANCING AND DEBENTURES	64
22.	REGULATORY CHARGES	69
23.	POST-EMPLOYMENT OBLIGATIONS	69
24.	PROVISIONS	71
25.	EQUITY AND REMUNERATION TO SHAREHOLDERS	79
26.	REVENUE	81
27.	OPERATING COSTS AND EXPENSES	86
28.	FINANCE INCOME AND EXPENSES	90
29.	RELATED PARTY TRANSACTIONS	92
30.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	96
31.	OPERATING SEGMENTS	111
32.	ASSETS AND LIABILITIES AS HELD FOR SALE	115
33.	NON-CASH TRANSACTIONS	115
34.	PARLIAMENTARY COMMITTEE OF INQUIRY (‘CPI’)	116
35.	SUBSEQUENT EVENTS	116
CONSOLIDATED RESULTS		117
OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL		136
Independent Auditor’s Review Report on Quarterly Information - ITR		145

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

ASSETS

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
CURRENT
Cash and cash equivalents	5	2,661,596	1,680,397	897,665	422,647
Marketable securities	6	3,468,420	3,360,270	1,024,401	116,861
Receivables from customers, traders and power transport concession holders	7	4,313,779	4,373,075	-	-
Concession financial and sector assets	13	446,477	258,588	-	-
Concession contract assets	14	540,876	737,110	-	-
Recoverable taxes	8	1,987,881	1,850,057	249	1,341
Income tax and social contribution tax credits	9a	375,554	597,610	-	-
Dividends receivables	15	111,295	188,327	899,585	1,272,878
Public Lighting Contribution		197,132	179,401	-	-
Reimbursement of tariff subsidies payments	12	85,846	88,349	-	-
Derivative financial instruments	30	160,784	522,579	-	-
Others		544,122	362,326	12,106	9,616
		14,893,762	14,198,089	2,834,006	1,823,343

Assets classified as held for sale	32	-	1,258,111	-	1,258,111

TOTAL CURRENT		14,893,762	15,456,200	2,834,006	3,081,454

NON-CURRENT
Marketable securities	6	868,059	764,793	254,025	26,127
Receivables from customers, traders and power transport concession holders	7	107,234	160,969	-	-
Recoverable taxes	8	2,704,563	3,442,071	497,650	497,386
Income tax and social contribution tax recoverable	9a	302,510	346,523	234,230	279,856
Deferred income tax and social contribution tax	9c	2,464,775	2,452,860	695,077	690,895
Escrow deposits	11	1,111,042	1,055,797	308,153	304,676
Derivative financial instruments	30b	1,188,952	2,426,351	-	-
Accounts receivable from the State of Minas Gerais	10	13,366	11,614	13,366	11,614
Concession financial and sector assets	13	4,468,750	3,798,734	-	-
Concession contract assets	14	5,000,117	4,242,962	-	-
Investments – Equity method	15	5,331,408	5,415,293	16,800,249	15,139,383
Property, plant and equipment	16	2,392,881	2,407,143	1,017	1,192
Intangible assets	17	12,728,720	11,809,928	1,998	2,655
Leasing – rights of use	18a	188,345	212,074	1,894	2,058
Others		74,770	79,768	32,088	25,187
TOTAL NON-CURRENT		38,945,492	38,626,880	18,839,747	16,981,029
TOTAL ASSETS		53,839,254	54,083,080	21,673,753	20,062,483

The Condensed Explanatory Notes are an integral part of the interim financial information.

2

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

LIABILITIES

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
CURRENT
Suppliers	19	2,381,696	2,358,320	1,684	2,045
Regulatory charges	22	600,418	445,807	-	4,624
Profit sharing		66,788	121,865	6,387	12,626
Taxes payable	20	440,877	505,739	23,758	88,768
Income tax and social contribution tax	9b	143,198	140,058	-	3,634
Interest on equity and dividends payable		748,284	1,448,846	745,947	1,446,945
Loans, financing and debentures	21	1,409,378	2,059,315	50,706	49,953
Payroll and related charges		239,834	212,755	10,329	10,713
Public lighting contribution		282,268	304,869	-	-
Post-employment obligations	23	324,307	304,551	25,738	25,062
Sector financial liabilities	13	138,808	231,322	-	-
PIS/Pasep and Cofins taxes to be refunded to customers	20	1,590,108	448,019	-	-
Put Option - SAAG	30b	549,513	536,155	-	-
Derivative financial instruments (Swaps)	30b	59,032	-	-
Leasing liabilities	18b	35,863	47,799	265	241
Others		536,925	524,795	3,641	5,249
TOTAL CURRENT		9,547,297	9,690,215	868,455	1,649,860

NON-CURRENT
Regulatory charges	22	159,566	291,189	4,624	-
Loans, financing and debentures	21	11,909,610	12,961,243	-	-
Taxes payable	20	305,041	262,745	-	-
Deferred income tax and social contribution tax	9c	991,293	1,040,003	-	-
Provisions	24	1,884,702	1,892,437	227,257	222,385
Post-employment obligations	23	6,569,887	6,538,496	728,545	713,718
PIS/Pasep and Cofins taxes to be refunded to customers	20	2,233,992	3,569,837	-	-
Leasing liabilities	18b	169,101	178,704	1,798	1,873
Other obligations		222,757	180,863	1,970	1,981
TOTAL NON-CURRENT		24,445,949	26,915,517	964,194	939,957
TOTAL LIABILITIES		33,993,246	36,605,732	1,832,649	2,589,817

EQUITY	25
Share capital		8,466,810	7,593,763	8,466,810	7,593,763
Capital reserves		2,249,721	2,249,721	2,249,721	2,249,721
Profit reserves		9,187,558	10,060,605	9,187,558	10,060,605
Equity valuation adjustments		(2,438,406)	(2,431,423)	(2,438,406)	(2,431,423)
Retained earnings		2,375,421	-	2,375,421	-
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		19,841,104	17,472,666	19,841,104	17,472,666
NON-CONTROLLING INTERESTS		4,904	4,682	-	-
TOTAL EQUITY		19,846,008	17,477,348	19,841,104	17,472,666
TOTAL LIABILITIES AND EQUITY		53,839,254	54,083,080	21,673,753	20,062,483

The Condensed Explanatory Notes are an integral part of the interim financial information.

3

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company
		Jan to Jun, 2021	Jan to Jun, 2020 (restated)	Jan to Jun, 2021	Jan to Jun, 2020 (restated)
CONTINUING OPERATIONS
NET REVENUE	26	14,464,723	11,542,101	158	6

OPERATING COSTS
COST OF ENERGY AND GAS	27
Energy purchased for resale		(6,417,348)	(5,569,733)	-	-
Charges for use of the national grid		(1,448,227)	(622,453)	-	-
Gas purchased for resale		(868,042)	(543,303)	-	-
		(8,733,617)	(6,735,489)	-	-
OTHER COSTS	27
Personnel		(521,230)	(520,779)	-	-
Materials		(37,588)	(27,613)	-	-
Outsourced services		(621,112)	(534,815)	-	-
Depreciation and amortization		(431,904)	(425,481)	-	-
Operating provisions, net		(39,714)	(69,843)	-	-
Infrastructure construction cost		(785,561)	(683,676)	-	-
Others		(54,378)	(45,542)	-	-
		(2,491,487)	(2,307,749)	-	-

TOTAL COST		(11,225,104)	(9,043,238)	-	-

GROSS PROFIT		3,239,619	2,498,863	158	6

OPERATING EXPENSES	27
Selling expenses		(42,168)	(215,100)	-	-
General and administrative expenses		(258,674)	(263,090)	(25,251)	(28,556)
Operating provisions		(11,497)	(71,786)	(9,139)	(48,986)
Other operating expenses		(358,618)	(342,059)	(25,724)	(35,560)
		(670,957)	(892,035)	(60,114)	(113,102)

Periodic tariff review, net		217,063	479,703	-	-
Gains arising from renegotiation of hydrological risk (Law 14,052/20), net		909,601	-	-	-
Gains arising from the sale of non-current asset held for sale	32	108,550	-	108,550	-
Result of business combination	15d	-	51,736	-	51,736
Impairment (reversals) of assets held for sale	32	-	(134,023)	-	(134,023)
Share of profit, net, of affiliates, subsidiaries and joint ventures	15	151,479	164,476	2,314,457	1,132,776
Operating income before financial revenue (expenses) and taxes		3,955,355	2,168,720	2,363,051	937,393

Finance income	28	667,312	2,152,813	3,838	15,393
Finance expenses	28	(1,454,004)	(2,914,876)	(2,802)	(2,272)
Income before income tax and social contribution tax		3,168,663	1,406,657	2,364,087	950,514

Current income tax and social contribution tax	9d	(865,266)	(394,319)	-	(19)
Deferred income tax and social contribution tax	9d	65,593	1,179	4,182	62,565
NET INCOME FOR THE PERIOD		2,368,990	1,013,517	2,368,269	1,013,060

Total of net income for the period attributed to:
Equity holders of the parent		2,368,269	1,013,060	2,368,269	1,013,060
Non-controlling interests		721	457	-	-
		2,368,990	1,013,517	2,368,269	1,013,060
Basic and diluted earnings per preferred share – R$	25	1.40	0.60	1.40	0.60
Basic and diluted earnings per common share – R$	25	1.40	0.60	1.40	0.60

The Condensed Explanatory Notes are an integral part of the interim financial information.

4

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company
		Apr to Jun, 2021	Apr to Jun, 2020 (restated)	Apr to Jun, 2021	Apr to Jun, 2020 (restated)
CONTINUING OPERATIONS
NET REVENUE	26	7,353,982	5,500,117	75	1

OPERATING COSTS
COST OF ENERGY AND GAS	27
Energy purchased for resale		(3,309,234)	(2,755,238)	-	-
Charges for use of the national grid		(701,915)	(257,441)	-	-
Gas purchased for resale		(480,517)	(231,378)	-	-
		(4,491,666)	(3,244,057)	-	-
OTHER COSTS	27
Personnel		(299,020)	(288,140)	-	-
Materials		(25,515)	(17,237)	-	-
Outsourced services		(352,083)	(303,285)	-	-
Depreciation and amortization		(217,525)	(214,589)	-	-
Operating provisions, net		(44,696)	(33,121)	-	-
Infrastructure construction cost		(437,186)	(373,405)	-	-
Others		(29,496)	(42,516)	-	-
		(1,405,521)	(1,272,293)	-	-

TOTAL COST		(5,897,187)	(4,516,350)	-	-

GROSS PROFIT		1,456,795	983,767	75	1

OPERATING EXPENSES (REVENUE)	27
Selling expenses		985	(115,360)	-	-
General and administrative expenses		(53,409)	(71,110)	(5,322)	(14,254)
Operating provisions		(25,464)	(49,132)	1,061	(47,144)
Other operating expenses		(184,090)	(165,188)	(14,733)	(16,743)
		(261,978)	(400,790)	(18,994)	(78,141)

Periodic tariff review, net		211,247	479,703	-	-
Gains arising from renegotiation of hydrological risk (Law 14,052/20), net		909,601	-	-	-
Impairment (reversals) of assets held for sale	32	-	475,137	-	475,137
Share of profit, net, of affiliates, subsidiaries and joint ventures	15	32,792	82,534	2,040,945	815,270
Operating income before financial revenue (expenses) and taxes		2,348,457	1,620,351	2,022,026	1,212,267

Finance income	28	1,288,425	670,078	588	6,093
Finance expenses	28	(809,897)	(705,395)	(987)	(744)
Income before income tax and social contribution tax		2,826,985	1,585,034	2,021,627	1,217,616

Current income tax and social contribution tax	9d	(601,560)	(198,803)	-	-
Deferred income tax and social contribution tax	9d	(278,786)	(304,581)	(75,390)	(136,154)
NET INCOME FOR THE PERIOD		1,946,639	1,081,650	1,946,237	1,081,462

Total of net income for the period attributed to:
Equity holders of the parent		1,946,237	1,081,462	1,946,237	1,081,462
Non-controlling interests		402	188	-	-
		1,946,639	1,081,650	1,946,237	1,081,462
Basic and diluted earnings per preferred share – R$	25	1.15	0.64	1.15	0.64
Basic and diluted earnings per common share – R$	25	1.15	0.64	1.15	0.64

The Condensed Explanatory Notes are an integral part of the interim financial information.

5

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian Reais)

	Consolidated		Parent company
	Jan to Jun, 2021	Jan to Jun, 2020 (restated)	Jan to Jun, 2021	Jan to Jun, 2020 (restated)
NET INCOME FOR THE PERIOD	2,368,990	1,013,517	2,368,269	1,013,060
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Others	169	(702)	169	(702)
	169	(702)	169	(702)
COMPREHENSIVE INCOME FOR THE PERIOD	2,369,159	1,012,815	2,368,438	1,012,358

Total of comprehensive income for the period attributed to:
Equity holders of the parent	2,368,438	1,012,358	2,368,438	1,012,358
Non-controlling interests	721	457	-	-
	2,369,159	1,012,815	2,368,438	1,012,358

The Condensed Explanatory Notes are an integral part of the interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian Reais)

	Consolidated		Parent company
	Apr to Jun, 2021	Apr to Jun, 2020 (restated)	Apr to Jun, 2021	Apr to Jun, 2020 (restated)
NET INCOME FOR THE PERIOD	1,946,639	1,081,650	1,946,237	1,081,462

COMPREHENSIVE INCOME FOR THE PERIOD	1,946,639	1,081,650	1,946,237	1,081,462

Total of comprehensive income for the period attributed to:
Equity holders of the parent	1,946,237	1,081,462	1,946,237	1,081,462
Non-controlling interests	402	188	-	-
	1,946,639	1,081,650	1,946,237	1,081,462

The Condensed Explanatory Notes are an integral part of the interim financial information.

6

STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian Reais, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2020	7,593,763	2,249,721	10,060,605	(2,431,423)	-	17,472,666	4,682	17,477,348
Subscription of capital	873,047	-	(873,047)	-	-	-	-	-
Net income for the period		-	-	-	2,368,269	2,368,269	721	2,368,990
Other Comprehensive Income	-	-	-	169	-	169	-	169
Realization of PP&E deemed cost	-	-	-	(7,152)	7,152	-	-	-
Non-controlling Interests	-	-	-	-	-	-	(499)	(499)
AS OF JUNE 30, 2021	8,466,810	2,249,721	9,187,558	(2,438,406)	2,375,421	19,841,104	4,904	19,846,008

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2019	7,293,763	2,249,721	8,750,051	(2,406,920)	211,640	16,098,255	4,250	16,102,505
Loss income for the period	-	-	-	-	1,013,060	1,013,060	457	1,013,517
Other Comprehensive Income	-	-	-	(702)	-	(702)	-	(702)
Realization of PP&E deemed cost	-	-	-	(7,623)	7,623	-	-	-
Tax incentives reserve (Note 26)	-	-	877	-	(877)	-	-	-
Proposed dividends	-	-	-	-	-	-	(249)	(249)
AS OF JUNE 30, 2020 (Restated)	7,293,763	2,249,721	8,750,928	(2,415,245)	1,231,446	17,110,613	4,458	17,115,071

The Condensed Explanatory Notes are an integral part of the interim financial information.

7

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jan to Jun, 2021	Jan to Jun, 2020 (restated)	Jan to Jun, 2021	Jan to Jun, 2020 (restated)
CASH FLOW FROM OPERATIONS
Net income for the period		2,368,990	1,013,517	2,368,269	1,013,060
Expenses (revenues) not affecting cash and cash equivalents:
Deferred income tax and social contribution tax	9d	(65,593)	(1,179)	(4,182)	(62,565)
Depreciation and amortization	27	480,164	488,449	900	1,552
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets	13, 14, 16 and 17	19,615	16,819	-	157
Result of business combination	15d	-	(51,736)	-	(51,736)
Impairment (reversals) of assets held for sale	32	-	134,023	-	134,023
Gains arising from renegotiation of hydrological risk costs (Law 14,052/20), net		(909,601)	-	-	-
Impairment (reversals) for contract assets		(3,722)	(7,942)	-	-
Share of loss, net, of subsidiaries and joint ventures	15	(151,479)	(164,476)	(2,314,457)	(1,132,776)
Remeasuring of concession financial and concession contract assets	13 and 14	(575,561)	(290,728)	-	-
Periodic tariff reset adjustments		(238,815)	(528,598)	-	-
Interest and monetary variation		706,941	516,348	(2,807)	(18,491)
Exchange variation on loans	21	(292,379)	2,162,364	-	-
Refunded of PIS/Pasep and Cofins over ICMS credits to customers – realization	26	(430,911)	-	-	-
Gains arising from the sale of non-current asset held for sale	32	(108,550)	-	(108,550)	-
Appropriation of transaction costs	21	12,606	7,101	55	104
Provisions for operating losses	27c	93,379	356,729	9,139	48,986
Net gain on derivative instruments at fair value through profit or loss	30	612,765	(1,800,960)	-	-
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	13	(792,651)	(81,652)	-	-
Post-employment obligations	23	250,119	245,476	25,996	25,055
Others		12,294	45,211	-	1,531
		987,611	2,058,766	(25,637)	(41,100)
Increase (decrease) in assets
Receivables from customers, traders and power transport concession holders		70,863	139,744	-	194
CVA and Other financial components in tariff adjustments	13	15,121	62,771	-	-
Recoverable taxes		(23,863)	18,144	2,889	-
Income tax and social contribution tax credits		22,399	84,987	92,502	34,265
Escrow deposits		(48,301)	1,424,416	(2,894)	15,633
Dividends received from investees	15	324,677	169,064	991,336	63,788
Contract assets and concession financial assets	13 and 14	439,273	340,341	-	-
Other		(170,371)	85,197	(10,017)	6,987
		629,798	2,324,664	1,073,816	120,867
Increase (decrease) in liabilities
Suppliers		23,376	(134,442)	(361)	(919)
Taxes payable		625,358	268,294	(64,997)	(86,002)
Income tax and social contribution tax payable		868,406	325,781	-	19
Payroll and related charges		27,079	34,029	(384)	306
Regulatory charges		22,988	59,626	-	-
Post-employment obligations	23	(198,972)	(129,584)	(10,493)	(7,469)
Other		(58,057)	49,995	(12,125)	(7,016)
		1,310,178	473,699	(88,360)	(101,081)
Cash generated by operating activities		2,927,587	4,857,129	959,819	(21,314)
Interest paid on loans, financing and debentures	21	(638,160)	(616,033)	-	-
Interest paid on leasing contracts	18	(1,030)	(1,049)	(5)	(20)
Income tax and social contribution tax paid		(254,006)	(210,325)	(814)	-
Cash inflows from settlement of derivatives instruments		888,642	177,086	-	-
NET CASH FROM OPERATING ACTIVITIES		2,923,033	4,206,808	959,000	(21,334)

INVESTING ACTIVITIES
Marketable securities		(211,416)	(1,985,217)	(1,135,438)	70,842
Restricted cash		(11,342)	(3,413)	(63)	50
Investments	15
Acquisition of equity investees	15	(14,711)	(44,850)	(13,979)	(54,085)
Arising from the sale of equity interest, net of costs of sales	32	1,366,661	-	1,366,661	-
Cash arising from business combination		-	27,110	-	-
Loans from related parties		-	(26,500)	-	(26,500)
Property, plant and equipment	16	(71,924)	(63,225)	-	-

8

	Note	Consolidated		Parent company
		Jan to Jun, 2021	Jan to Jun, 2020 (restated)	Jan to Jun, 2021	Jan to Jun, 2020 (restated)
Intangible assets	17	(16,461)	(13,514)	(30)	(2)
Contract assets – distribution of gas and energy infrastructure		(714,542)	(574,678)	-	-
NET CASH USED IN INVESTING ACTIVITIES		326,265	(2,684,287)	217,151	(9,695)

FINANCING ACTIVITIES
Interest on capital and dividends paid		(700,998)	(147)	(700,998)	(147)
Payment of loans, financing and debentures	21	(1,533,724)	(1,042,496)	-	-
Leasing liabilities paid	18	(33,377)	(44,321)	(135)	(902)
NET CASH USED IN FINANCING ACTIVITIES		(2,268,099)	(1,086,964)	(701,133)	(1,049)
Net (decrease) increase in cash and cash equivalents for the period		981,199	435,557	475,018	(32,078)
Cash and cash equivalents at the beginning of the period	5	1,680,397	535,757	422,647	64,356
Cash and cash equivalents at the end of the period	5	2,661,596	971,314	897,665	32,278

The Condensed Explanatory Notes are an integral part of the interim financial information.

9

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(In thousands of Brazilian Reais)

	Consolidated				Parent company
	Jan to Jun, 2021		Jan to Jun, 2020 (restated)		Jan to Jun, 2021		Jan to Jun, 2020 (restated)
REVENUES
Sales of energy, gas and services	19,445,487		16,262,318		200		9
Distribution construction revenue	738,437		609,632		-		-
Transmission construction revenue	62,133		104,056		-		-
Interest revenue arising from the financing component in the transmission contract asset	297,122		115,252		-		-
Gain on financial updating of the Concession Grant Free	243,404		146,412		-		-
Adjustment to expectation of cash flow from reimbursement of distribution concession financial assets	20,026		(955)		-		-
Periodic Tariff Reset adjustments	238,815		528,598		-		-
Investment in PP&E	41,232		29,645		-		-
Other revenues	4,652		-		-		-
Allowance for doubtful receivables	(31,168)		(215,100)		-		-
	21,060,140		17,579,858		200		9
INPUTS ACQUIRED FROM THIRD PARTIES
Energy bought for resale	(6,078,905)		(6,075,166)		-		-
Charges for use of national grid	(1,608,849)		(696,504)		-		-
Outsourced services	(1,038,103)		(866,067)		(11,660)		(15,793)
Gas bought for resale	(1,102,276)		(689,909)		-		-
Materials	(456,338)		(376,456)		(35)		(100)
Other operating costs	(110,466)		(433,423)		96,874		(187,243)
	(10,394,937)		(9,137,525)		85,179		(203,136)

GROSS VALUE ADDED	10,665,203		8,442,333		85,379		(203,127)
RETENTIONS
Depreciation and amortization	(480,164)		(488,449)		(900)		(1,552)
NET ADDED VALUE PRODUCED BY THE COMPANY	10,185,039		7,953,884		84,479		(204,679)

ADDED VALUE RECEIVED BY TRANSFER
Share of profit, net, of associates and joint ventures	151,479		164,476		2,314,457		1,132,776
Gains arising from renegotiation of hydrological risk costs (Law 14,052/20), net	909,601		-		-		-
Result of business combinations	-		51,736		-		51,736
Financial revenues	667,312		2,152,813		3,838		15,393
ADDED VALUE TO BE DISTRIBUTED	11,913,431		10,322,909		2,402,774		995,226

DISTRIBUTION OF ADDED VALUE
		%		%		%		%
Employees	864,806	7.26	868,004	8.41	28,806	1.20	38,942	3.91
Direct remuneration	501,211	4.20	484,927	4.70	1,509	0.06	10,713	1.08
Post-employment obligations and other benefits	296,757	2.49	294,249	2.85	26,241	1.10	25,499	2.56
FGTS fund	31,600	0.27	29,978	0.29	1,056	0.04	813	0.08
Voluntary retirement program	35,238	0.30	58,850	0.57	-	-	1,917	0.19

Taxes	6,388,922	53.63	5,497,305	53.25	2,891	0.12	(59,498)	(5.98)
Federal	3,195,794	26.83	2,559,846	24.80	(883)	(0.04)	(60,227)	(6.06)
State	3,179,447	26.69	2,929,098	28.37	702	0.03	364	0.04
Municipal	13,681	0.11	8,361	0.08	3,072	0.13	365	0.04

Remuneration of external capital	1,470,014	12.34	2,944,083	28.52	2,808	0.12	2,722	0.28
Interest	1,465,231	12.30	2,936,259	28.44	2,802	0.12	2,272	0.23
Rentals	4,783	0.04	7,824	0.08	6	-	450	0.05

Remuneration of own capital	3,189,689	26.77	1,013,517	9.82	2,368,269	98.56	1,013,060	101.80
Retained Earnings	3,188,968	26.76	1,013,060	9.82	2,368,269	98.56	1,013,060	101.80
Non-controlling interest in retained earnings	721	0.01	457	-	-	-	-	-
	11,913,431	100.00	10,322,909	100.00	2,402,774	100.00	995,226	100.00

The Condensed Explanatory Notes are an integral part of the interim financial information.

10

NOTES TO THE CONSOLIDATES INTERIM FINANCIAL INFORMATION

FOR THE SIX-MONTH PERIOD ENDED AS OF JUNE 30, 2021

(In thousands of Brazilian Reais, except where otherwise indicated)

1.	OPERATING CONTEXT

a)       The Company

Companhia Energética de Minas Gerais (‘Cemig’, ´Parent company’ or ‘Company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). The Company is an entity domiciled in Brazil, with head office in Belo Horizonte/MG. Constituted to operate exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector and gas distribution, for the purpose of commercial operation.

Management has assessed the capacity of the Company to continue as a going concern, and believes that its operations will generate sufficient future cash flows to enable continuity of its businesses. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue as a going concern. Therefore, this interim financial information has been prepared on a going concern basis.

b)   Covid-19

General Context

On March 11, 2020, the World Health Organization characterized Covid-19 as a pandemic, reinforcing the restrictive measures recommendations to prevent the virus dissemination worldwide. These measures are based, mainly, on social distancing, which have been causing major negative impact on entities, affecting their production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities. The economies around the world are developing measures to handle the economic crisis and reduce any possible effect.

On March 23, 2020, the Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) to ensure its readiness to making decisions because of the fast-changing situation, which became more widespread, complex and systemic.

11

Also, in connection with recommendations of the World Health Organization (WHO) and the Ministry of Health, aiming to contribute to the population and Brazilian authorities’ efforts to prevent the disease outbreak, the Company has implemented an operational contingency plan and several precautionary measures to keep its employees healthy and safe, including: security and health technicians contacting operational staff on a daily basis; interacting daily with subcontractors Social Service department to monitor the evolution of suspicious cases; changing the schedule to prevent gatherings; restricting national and international travel; suspending technical visits and events at Company’s facilities; using remote means of communication; adopting work-from-home policies for a substantial number of employees, providing face masks for employees in external service or in service into its facilities, and requiring outsourcings providers to put the same procedures in place.

The Company also adopted the follow measures in order to contribute with society:

▪	Flexible terms for the flow of payments and installments of amounts collected from clients, under the programs launched by the Company during 2020;
▪	Launch, on April 20, 2021, of a campaign for negotiation enabling payment by low-voltage commercial customers in default in up to 12 monthly installments without interest, including exemption for 45 days from inflation updating not yet posted on invoices, aiming to keep the payment flow from small traders and services sector, to ensure their sustainability and contribute to their survival in the most critical period of the pandemic;
▪	Joining of the civil society movement named ‘Unidos Pela Vacina’ (‘United for the Vaccine’), in order to collaborate effectively with the process of vaccination in the State of Minas Gerais, providing direct support to 425 municipalities. The Company’s participation took the form of voluntary involvement by its employees in support for transport and professional traveling to various municipalities to deliver vaccines to rural regions, including people who were bedridden, as well as the donation of R$2,783, to promote access to the vaccine to combat Covid-19 in municipalities of the State.

The Company’s management continues to be committed to strengthening its resilience, and decided on a series of measures to preserve and increase liquidity, including:

▪	Comfortable cash position to meet commitments assumed and face the economic uncertainties of the current scenario;
▪	Continuous reduction of net indebtedness;
▪	Strengthening of Cemig D’s Investment Program;
▪	Optimization of capital allocation.

12

Impact of Covid-19 on Financial Information

Since March, 2020, the Company has been monitoring the Covid-19 pandemic impact on its business and the market in which it operates. The Company has implemented a series of precautionary measures to protect the health of its employees and to prevent the spread of the novel coronavirus in its operational and administrative facilities. The measures are in accordance with the recommendations of World Health Organization (WHO) and Brazilian Ministry of Health and aim to contribute with the populations and Brazilian authorities efforts, in order to prevent the virus outbreak.

Due to the retraction in industrial and commercial activity, in the first quarters of 2020 we suffered a higher impact from the pandemic in our energy trading business, with the need to offer flexibility in our contracts with our large clients – affecting the profitability of this business. These impacts were temporary, and in the fourth quarter of 2020 we saw consumption returning to near expected levels. Additionally, some factors indicate favorable economic outlook for 2021, such as partial recovery of economic agents confidence, employment and income protection measures, and the vaccination campaign progress.

As of June 30, 2021, from the observation of the pandemic’s economic effects, the Company assessed the assumptions used for calculating fair value and recoverable amount of certain financial and non-financial assets, as follows:

▪	The subsidiary Cemig GT assessed whether the greater pressure on the exchange rate, combined with a lack of financial market liquidity, will have a negative impact on derivative financial instruments hired to protect its operations against the risks arising from foreign exchange rate changes. At this point, given the current market conditions, the change in derivative instrument’s fair value, based on the forecasts of future interest and exchanges rates, and the semiannual settlement of derivatives instruments, cannot offset the Company’s total exposure to foreign exchange rate variability, resulting in a net loss of R$321 million in the six months period ended on June 30, 2021. The long-term projections carried out for the foreign exchange rate are lower than the current dollar quotation, which may represent a decrease in Company’s foreign exchange variation expense, if the projected scenario occurs. In addition, Cemig GT began studies and contracted services in order to take measures aimed to diligent managing its liabilities, and reducing its liquidity risk and exposure to the US dollar. On July 19, 2021 Cemig GT lauched its Cash Tender Offer to acquire its debt securities issued in the external market, maturing in 2024, with 9.25% annual coupon, until an amount of US$500 million. On July 30, 2021 offers from holders of Notes representing a total of US$774 million had been received, and were accepted proportionally pro rata, until the maximum amount of US$500 million. Settlement of this Cash Tender transaction occurred on August 5, 2021. Aligned with the Cash tender offer process, on June 7 and 8, 2021 the hedge transactions contracted were partially undone, for a volume of US$500 million. This resulted in a reported gain in favor of the Company of US$774 million. For more details, see note 30 (b).
13

▪	In measuring the expected loss from doubtful receivables, the Company assessed the circumstances of the Covid-19 pandemic, and the measures taken to reduce the impact of the economic retraction on default. The Company has intensified measures to mitigate risks of default, with a specific campaign of negotiation with clients, individual collections through the courts, expansions of the channels for negotiation, and diversification of means of payment. The company believes that the measures adopted mitigated the effects of the economic crisis on collection of receivables. Aneel Resolution 928 extended the rule on suspension of supply of energy to the low-income sub-category of residential users, and certain other customers.

▪	The management’s assumptions applied to determine the recoverable amount of the relevant investments in subsidiaries, joint-controlled entities and associates were not influenced significantly by the Covid-19 situation, since these investees’ cash flows are mainly related to long-term rights to commercial operation of the regulated activity. Therefore, no impairment losses were recognized to its investments in subsidiaries, joint-controlled entities and associates due to the economic crisis.

▪	Despite the uncertainties related to the crisis unfolding and its potential long-term effects, the Company does not expect that the negative impact on its projections of likely future taxable profits might compromise the recoverability of its deferred tax assets.

▪	The Company has assessed the behavior of the interest rates and discount rates that are the basis for calculation of Post-employment obligations, and believes that these are not significantly affected by macroeconomic issues in the short and medium term, since the main assumptions used are long-term.

▪	The Company’s management reviewed the financial assets and liabilities measured at fair value to reflect the conditions and current rates projected, which impacts are presented in Note 30.

▪	In the energy market, the volume of energy sold to captive customers, and transported for Free Clients and distributors with access to Cemig D’s networks, was up 7.4% in the first semester of 2021, compared to the same period of 2020, reflecting the easing of social isolation requirements. This increase has two components: consumption by the captive market 1.7% higher, and use of the network by Free Clients 14.6% higher.

The impacts of the Covid-19 pandemic disclosed in this interim financial information were based on the Company’s best estimates and significant long-term effects are not expected.

14

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), Technical Pronouncement 21 (R1) (‘CPC21’), which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR).

This interim financial information has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the financial statements on December 31, 2020.

Thus, this interim financial information should be read in conjunction with the said financial statements, approved by the Company’s management on March 26, 2021.

Management certifies that all the material information in the interim financial information is being disclosed herein, and is the same information used by management in its administration of the Company.

The Company's Board of Directors authorized the issuance of this Interim financial information on August 16, 2021.

15

2.2   Correlation between the Explanatory Notes published in the Financial Statements and those in the Interim Financial Information

Number of the Note		Title of the Note
Dec. 31, 2020	Jun. 30, 2021
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	31	Operational segments
	5	Cash and cash equivalents
	6	Marketable Securities
	7	Customers and traders; Concession holders (power transport)
	8	Recoverable taxes
10	9	Income tax and social contribution tax
	10	Accounts receivable from the State of Minas Gerais
12	11	Escrow deposits
13	12	Reimbursement of tariff subsidies
14	13	Concession financial assets and liabilities
15	14	Contract assets
16	15	Investments
17	16	Property, plant and equipment
18	17	Intangible assets
	18	Leasing – Right of Use
20	19	Suppliers
21	20	Taxes and social security
22	21	Loans, financings and debentures
23	22	Regulatory charges
24	23	Post-employment obligations
25	24	Provisions
26	25	Equity and remuneration to shareholders
27	26	Revenue
28	27	Operating costs and expenses
29	28	Financial revenue and expenses
30	29	Related party transactions
31	30	Financial instruments and risk management
32	32	Assets and liabilities classified as held for sale; profit (loss) from discontinued operations
35	33	Transactions not involving cash
-	34	Parliamentary Committee of Inquiry (CPI)
36	35	Subsequent events

The Notes to the 2020 financial statements that have not been included in this consolidated interim financial information because they had no material changes, and/or were not applicable to the interim financial information, are as follows:

Number	Title of the Note
33	Insurance
34	Commitments

16

2.3	Retrospective application of accounting policy and reclassification of items in interim financial information

On June 30, 2020, Aneel ratified the results of the Periodic Tariff Review (RTP), resetting the amount of the Permitted Annual Revenue (RAP) to be applied to the revenue in effect on July 1, 2018. In this tariff review, considering the results and criteria applied by the grantor in the formulation of the regulations to be applied for the National Grid assets – which among other factors include subjection of the amounts of the National Grid assets to operational efficiency measurement mechanisms, no longer having indemnity nature, clarifying certain elements for determination of accounting policy, which were not evident in 2018, time when the RTP should have occurred and the Company made the initial adoption of the CPC 47/IFRS 15. The Company decided to retrospective application the following items, in connection with the clarifications, the CVM issued CVM/SNC/SEP Circular Nº 04/2020, issued on December 01, 2020 and the procedures also to be adopted by the other companies of the Brazilian power transmission sector: (i) classification of the National Grid assets as contract assets, relating to the renewal of the concession under Law 12,783/14; (ii) allocation of the margin to performance obligations under the concession contract; and (iii) determination of the discount rate to be used for recognition of the financial component in the contract asset.

Thus, the Company used the retrospective method, with cumulative effect recognized on December 31, 2020 financial statements, in accordance with items 14 and 22 of CPC 23 / IAS 08 – Accounting policies, changes in accounting estimates and errors, as well as in the interim financial information as of June 30, 2020, as presented below.

The adjustments made to the restated interim financial information, due to the change in accounting policy, were related to:

▪	Allocation of margin to the performance obligation for construction of transmission infrastructure, based on the expected cost plus margin approach;
▪	Standardization of the criteria for definition of the implicit rate used in the calculation of the financing component of the contract;
▪	Reclassification of the financial component of the national grid (‘BNES’ - Basic Network of the Existing System) assets to contract assets, due to the inclusion of the consideration associated with these assets in the regulatory remuneration base, subjecting them to efficiency mechanisms for the performance obligations to operate and maintain the transmission infrastructure.
▪	Inclusion of current and deferred PIS/Pasep and Cofins taxes in the calculation of the revenues under the contracts.

The main effects in the restated interim financial information to comparative effect due to the changing in accounting policy are as follows:

17

STATEMENT OF INCOME	Consolidated			Parent company
	Jan to Jun, 2020			Jan to Jun, 2020
	As presented	Adjustment	Restated	As presented	Adjustment	Restated
CONTINUING OPERATIONS
NET REVENUE (1)	11,993,629	(451,528)	11,542,101	6	-	6
TOTAL COST	(9,043,238)	-	(9,043,238)	-	-	-

GROSS PROFIT	2,950,391	(451,528)	2,498,863	6	-	6

OPERATING EXPENSES (2)	(903,813)	11,778	(892,035)	(113,102)	-	(113,102)

Periodic tariff review, net (3)	-	479,703	479,703	-	-	-
Share of profit, net, of affiliates and jointly-controlled entities	164,476	-	164,476	1,106,407	26,369	1,132,776
Result of business combinations	51,736	-	51,736	51,736	-	51,736
Impairment of assets held for sale	(134,023)	-	(134,023)	(134,023)	-	(134,023)
Net finance income	(762,063)	-	(762,063)	13,121	-	13,121
Income before income tax and social contribution tax	1,366,704	39,953	1,406,657	924,145	26,369	950,514

Current income tax and social contribution tax	(394,319)	-	(394,319)	(19)	-	(19)
Deferred income tax and social contribution tax (4)	14,763	(13,584)	1,179	62,565	-	62,565
NET INCOME FOR THE PERIOD	987,148	26,369	1,013,517	986,691	26,369	1,013,060

Total net income for the period attributed to:
Equity holders of the parent
Net income for the period attributed to equity holders of the parent	986,691	26,369	1,013,060	986,691	26,369	1,013,060
Non-controlling interests	457	-	457	-	-	-
Net income from the period	987,148	26,369	1,013,517	986,691	26,369	1,013,060

Basic and diluted earnings (loss) per preferred share – R$ (5)	0.68	(0.04)	0.64	0.68	(0.04)	0.64
Basic and diluted earnings (loss) per common share – R$ (5)	0.68	(0.04)	0.64	0.68	(0.04)	0.64

18

STATEMENT OF INCOME	Consolidated			Parent company
	Apr to Jun, 2020			Apr to Jun, 2020
	As presented	Adjustment	Restated	As presented	Adjustment	Restated
CONTINUING OPERATIONS
NET REVENUE (1)	5,934,414	(434,297)	5,500,117	1	-	1
TOTAL COST	(4,516,350)	-	(4,516,350)	-	-	-

GROSS PROFIT	1,418,064	(434,297)	983,767	1	-	1

OPERATING EXPENSES (2)	(412,438)	11,648	(400,790)	(78,141)		(78,141)

Periodic tariff review, net (3)	-	479,703	479,703	-	-	-
Share of profit (loss), net, of affiliates and jointly-controlled entities	82,534	-	82,534	777,614	37,656	815,270
Impairment of assets held for sale	475,137	-	475,137	475,137	-	475,137
Net finance income	(35,317)		(35,317)	5,349	-	5,349
Income before income tax and social contribution tax	1,527,980	57,054	1,585,034	1,179,960	37,656	1,217,616

Current income tax and social contribution tax	(198,803)	-	(198,803)	-	-	-
Deferred income tax and social contribution tax (4)	(285,183)	(19,398)	(304,581)	(136,154)	-	(136,154)
NET INCOME FOR THE PERIOD	1,043,994	37,656	1,081,650	1,043,806	37,656	1,081,462

Total net income for the period attributed to:
Equity holders of the parent
Net income for the period attributed to equity holders of the parent	1,043,806	37,656	1,081,462	1,043,806	37,656	1,081,462
Non-controlling interests	188	-	188	-	-	-
Net income from the period	1,043,994	37,656	1,081,650	1,043,806	37,656	1,081,462

Basic and diluted earnings (loss) per preferred share – R$ (5)	0.72	(0.08)	0.64	0.72	(0.08)	0.64
Basic and diluted earnings (loss) per common share – R$ (5)	0.72	(0.08)	0.64	0.72	(0.08)	0.64

(1)    Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component, which had been taken into account in operational revenue in 2Q20.

(2)    Reversal of expected losses recorded in others expenses in prior periods.

(3)    The result of the periodic tariff review was classified in Other operational revenues, so as not to impact net margin in the period.

(4)    Deferral of income tax and social contribution tax over the adjustments;

(5)    The basic and diluted earnings per share for the period ended in June 30, 2020 was also adjusted retrospectively in order to reflect the increase in the number of shares in 2020 and 2021. For more information, see Note 25.

STATEMENTS OF COMPREHENSIVE INCOME	Consolidated			Parent company
	Jan to Jun, 2020 As presented	Adjustment	Jan to Jun, 2020 Restated	Jan to Jun, 2020 As presented	Adjustment	Jan to Jun, 2020 Restated
NET INCOME FOR THE PERIOD	987,148	26,369	1,013,517	986,691	26,369	1,013,060
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods	(702)	-	(702)	(702)	-	(702)

COMPREHENSIVE INCOME FOR THE PERIOD	986,446	26,369	1,012,815	985,989	26,369	1,012,358
Total of comprehensive income for the period attributed to:
Equity holders of the parent	985,989	26,369	1,012,358	985,989	26,369	1,012,358
Non-controlling interests	457	-	457	-	-	-
Total of comprehensive income for the period attributed to:	986,446	26,369	1,012,815	985,989	26,369	1,012,358

STATEMENTS OF COMPREHENSIVE INCOME	Consolidated			Parent company
	Apr to Jun, 2020 As presented	Adjustment	Apr to Jun, 2020 Restated	Apr to Jun, 2020 As presented	Adjustment	Apr to Jun, 2020 Restated
NET INCOME FOR THE PERIOD	1,043,994	37,656	1,081,650	1,043,806	37,656	1,081,462

COMPREHENSIVE INCOME FOR THE PERIOD	1,043,994	37,656	1,081,650	1,043,806	37,656	1,081,462
Total of comprehensive income for the period attributed to:
Equity holders of the parent	1,043,806	37,656	1,081,462	1,043,806	37,656	1,081,462
Non-controlling interests	188	-	188	-	-	-
Total of comprehensive income for the period attributed to:	1,043,994	37,656	1,081,650	1,043,806	37,656	1,081,462

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STATEMENT OF CASH FLOWS - Consolidated	Jan to Jun, 2020 As presented	Adjustment	Jan to Jun, 2020 Restated
CASH FLOW FROM OPERATIONS
Net income for the period (1)	987,148	26,369	1,013,517
Adjustments to reconcile net income to net cash flows:
Deferred income tax and social contribution tax (2)	(14,763)	13,584	(1,179)
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets (3)	20,655	(11,778)	8,877
Adjustment to expectation of contract asset and financial concession asset (4)	(227,404)	(63,324)	(290,728)
Periodic tariff reset adjustments	(429,840)	(98,758)	(528,598)
Deferred PIS/Pasep and Cofins over contract revenues (6)	-	43,680	43,680
Others	1,813,197	-	1,813,197
TOTAL	2,148,993	(90,227)	2,058,766
Increase in assets
Concession contract and financial assets (5)	250,114	90,227	340,341
Others	1,984,323	-	1,984,323
TOTAL	2,234,437	90,227	2,324,664
Increase (decrease) in liabilities	473,699	-	473,699
Cash generated by operating activities	4,857,129	-	4,857,129

(1)	Effects of retrospective application of accounting policy, recorded as retained earnings, for the period ended on June 30, 2020.
(2)	Deferral of income tax and social contribution tax over the adjustments;
(3)	Others immaterial adjustments referring to impairment losses and others expected losses.
(4)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component and the result of the periodic tariff revision;
(5)	Adjustments in the amounts of the contract assets that were received, due to the reallocation of the consideration to performance obligation to construct and upgrade.
(6)	Effects of PIS/Pasep and Cofins over contract revenues, including the taxes deferral;

STATEMENT OF CASH FLOWS	Parent company
	Jan to Jun, 2020 As presented	Adjustment	Jan to Jun, 2020 Restated
CASH FLOW FROM OPERATIONS
Net income for the period (1)	986,691	26,369	1,013,060
Expenses (revenues) not affecting cash and cash equivalents
Share of loss, net, of subsidiaries and joint ventures (2)	(1,106,407)	(26,369)	(1,132,776)
Others	78,616	-	78,616
TOTAL	(41,100)	-	(41,100)

(1)	Effects of retrospective application of accounting policy, recorded as retained earnings, for the period ended on June 30, 2020.
(2)	This refers to the adjustment to the equity income (gain on interests in non-consolidated investees) of Cemig GT, due to backdated application of an accounting policy.

20

STATEMENTS OF ADDED VALUE	Consolidated			Parent company
	Jan to Jun, 2020 As presented	Adjustment	Jan to Jun, 2020 Restated	Jan to Jun, 2020 As presented	Adjustment	Jan to Jun, 2020 Restated
REVENUES (1)	17,508,003	71,855	17,579,858	9	-	9
INPUTS ACQUIRED FROM THIRD PARTIES (2)	(9,149,303)	11,778	(9,137,525)	(203,136)		(203,136)
GROSS VALUE ADDED	8,358,700	83,633	8,442,333	(203,127)	-	(203,127)
RETENTIONS	(488,449)	-	(488,449)	(1,552)	-	(1,552)
NET ADDED VALUE PRODUCED BY THE COMPANY FROM CONTINUING OPERATIONS	7,870,251	83,633	7,953,884	(204,679)	-	(204,679)
ADDED VALUE RECEIVED BY TRANSFER	2,369,025	-	2,369,025	1,173,536	26,369	1,199,905
ADDED VALUE TO BE DISTRIBUTED	10,239,276	83,633	10,322,909	968,857	26,369	995,226
DISTRIBUTION OF ADDED VALUE
Employees	868,004	-	868,004	38,942	-	38,942
Taxes (3)	5,440,041	57,264	5,497,305	(59,498)	-	(59,498)
Remuneration of external capital	2,944,083	-	2,944,083	2,722	-	2,722
Remuneration of own capital	987,148	26,369	1,013,517	986,691	26,369	1,013,060
	10,239,276	83,633	10,322,909	968,857	26,369	995,226

(1)	Recognition of the profit margin associated to the performance obligation to construct and upgrade the transmission infrastructure, as well as the interest revenue resulting from the financing component and the result of the periodic tariff revision;
(2)	Others immaterial adjustments referring to impairment losses and others expected losses.
(3)	Effects of PIS/Pasep and Cofins over contract revenues, including the taxes deferral.

The income tax and social contribution tax over the adjustments were recognized.

The adjustment did not have an impact on the Company’s operating, investing and financing cash flows for the period ended on June 30, 2020. The retrospective application only affected the transmission segment, presented in Note 31.

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates of interim financial information of the subsidiaries used for the purposes of calculation of consolidation and jointly-controlled entities and affiliates used for calculation of this equity method contribution are prepared in the same reporting date of the Company. Accounting practices are applied uniformly in line with those used by the parent company.

The Company uses the criteria of full consolidation. The direct equity investments of Cemig, included in the consolidation, are the following:

Subsidiary	Jun. 30, 2021			Jun. 30, 2020
	Form of valuation	Direct interest, %	Indirect interest, %	Form of valuation	Direct interest, %	Indirect interest, %
Cemig Geração e Transmissão	Consolidation	100.00	-	Consolidation	100.00	-
Cemig Distribuição	Consolidation	100.00	-	Consolidation	100.00	-
Gasmig	Consolidation	99.57	-	Consolidation	99.57	-
Cemig Geração Distribuída (Ipatinga Power Plant) (1)	-	-	-	Consolidation	100.00	-
Cemig Sim	Consolidation	100.00	-	Consolidation	100.00	-
Cetroeste	Consolidation	100.00	-	Consolidation	100.00	-

(1)      On October 19, 2020, an Extraordinary General Meeting of Shareholders approved the merger of this wholly-owned subsidiary, at book value, and as a result the investee ceased to exist and the Company took over of all its rights and liabilities.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig, through its subsidiaries, holds the following concessions or authorizations:

21

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION

Hydroelectric plants
Emborcação (1) (2)	Cemig GT	07/1997	07/2025
Nova Ponte (1) (2)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Poço Fundo (1) (8)	Cemig Geração Poço Fundo	01/2021	08/2045
São Bernardo (1)	Cemig GT	02/2013	08/2025
Três Marias (3)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (3)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (3)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (3)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (3)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (3)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (3)	Cemig Geração Oeste	16/2016	01/2046

Thermal plants
Igarapé (6)	Cemig GT	07/1997	08/2024

Wind power plants
Central Geradora Eólica Praias de Parajuru (4)	Parajuru	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (4)	Volta do Rio	Resolution 660/2001	01/2031

POWER TRANSMISSION
National grid (5)	Cemig GT	006/1997	01/2043
Itajubá Substation (5)	Cemig GT	79/2000	10/2030
Furnas – Pimenta - Transmission line (5)	Centroeste	004/2005	03/2035

ENERGY DISTRIBUTION (7)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045

GAS DISTRIBUTION (7)	Gasmig	State Law 11,021/1993	01/2053

(1)	Generation concession contracts that are not within the scope of IFRIC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).
(2)	On July 17, 2020, Cemig GT filed a statement of its interest in extending these plants concession, under the independent producer regime, outside the regime of quotas, to ensure its right of option under the legislative changes currently under discussion, relating to the group of measures to modernize the energy sector. Any actual decision will only be made after publication by the Brazilian Mining and Energy Ministry and by the grantor, Aneel, of the conditions for extension, which will be submitted to decision by Cemig’s governance bodies at the due time.
(3)	Generation concession contracts within the scope of IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(4)	This refers to concessions, given by the process of authorization, for generation, as an independent power producer, of wind power, sold under the Proinfa program. The assets tied to the right of commercial operation are recorded in PP&E. The rights of authorization of commercial operation that are classified as an Intangible.
(5)	These refer to transmission concession contracts, for which a contract asset was recognized upon the application of IFRS 15/CPC 47, are recognized as contract asset for being subject to satisfaction of performance obligations.
(6)	On December 6, 2019, Aneel suspended Igarapé Plant commercial operation upon Cemig GT’s claim for early termination of its concession contract, and, as a result, the corresponding assets were written-off from Cemig GT’s financial statement position. In February, 2021, the Thermal Plant Igarapé concession of was extinct by the Brazilian Mining and Energy Ministry, in consideration of the termination request submitted by Cemig GT.
(7)	Concession contracts that are within the scope of IFRIC 12/ICPC 01 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model, and in compliance with IFRS 15, the infrastructure under construction has been classified as a contract asset.
(8)	By its Authorizing Resolution 9,735 of February 23, 2021, Aneel authorized transfer of ownership of the concession of the Poço Fundo Small Hydro Plant from Cemig Geração e Transmissão S.A. to Cemig Geração Poço Fundo S.A. The transfer was formalized by signature of a new concession contract, Nº. 01/2021, on April 16, 2021.

Cemig generate energy from nine hydroelectric plants that have the capacity of 5MW or less– having a total installed capacity of 11.53MW, and thus under Law 9,074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date.

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5.              CASH AND CASH EQUIVALENTS

	Consolidated		Parent company
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Bank accounts	50,813	93,060	4,227	4,577
Cash equivalents
Bank certificates of deposit (CDBs) (1)	1,303,253	1,415,964	507,442	412,136
Overnight (2)	1,305,286	171,373	385,996	5,934
Others	2,244	-	-	-
	2,610,783	1,587,337	893,438	418,070
	2,661,596	1,680,397	897,665	422,647

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 70% to 109%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on June 30, 2021 (50% to 108% on December 31, 2020). For these CDBs, the Company and its subsidiaries have repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.
(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 4.14% on June 30, 2021 (1.89% on December 31, 2020). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 30 provides information in relation to the exposure of the Company and its subsidiaries to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

6.              MARKETABLE SECURITIES

	Consolidated		Parent company
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Investments
Current
Bank certificates of deposit (CDBs) (1)	129,459	545,366	38,283	18,884
Financial Notes (LFs) – Banks (2)	1,947,220	2,073,551	575,828	71,799
Treasury Financial Notes (LFTs) (3)	1,379,682	730,806	407,997	25,305
Others	12,059	10,547	2,293	873
	3,468,420	3,360,270	1,024,401	116,861
Non-current
Financial Notes (LFs) – Banks (2)	834,101	729,767	246,658	25,269
Debentures (4)	24,913	24,789	7,367	858
Others	9,045	10,237	-	-
	868,059	764,793	254,025	26,127
	4,336,479	4,125,063	1,278,426	142,988

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 111.04% a 115.97% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on June 30, 2021.
(2)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 103.10% and 136.14% of the CDI rate on June 30, 2021 (99.50% and 130% on December 31, 2020).
(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity. The LFTs had remuneration rates varying between 4.07% and 4.50% on June 30, 2021 (1.86% and 1.90% on December 31, 2020).
(4)	Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from TR+1% to 109% of the CDI Rate on June 30, 2021 and December 31, 2020.

Note 30 provides a classification of these marketable securities. Investments in marketable securities of related parties are shown in Note 29.

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7.	CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Consolidated
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Jun. 30, 2021	Dec. 31, 2020

Billed supply	1,716,314	637,788	429,284	538,767	3,322,153	3,124,555
Unbilled supply	1,115,950	-	-	-	1,115,950	1,144,906
Other concession holders – wholesale supply	20,021	27,793	1,037	903	49,754	50,086
Other concession holders – wholesale supply, unbilled	185,404	-	-	-	185,404	260,521
CCEE (Power Trading Chamber)	22,956	-	37,442	-	60,398	210,271
Concession Holders – power transport	47,339	11,630	26,400	88,227	173,596	161,340
Concession Holders – power transport, unbilled	293,752	-	-	-	293,752	294,734
(–) Provision for doubtful receivables	(237,734)	(18,015)	(16,022)	(508,223)	(779,994)	(712,369)
	3,164,002	659,196	478,141	119,674	4,421,013	4,534,044

Current assets					4,313,779	4,373,075
Non-current assets					107,234	160,969

The Company and its subsidiaries’ exposure to credit risk related to customers and traders is provided in Note 30.

The allowance for doubtful accounts is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

Consolidated	Jun. 30, 2021	Dec. 31, 2020
Residential	115,506	110,149
Industrial	203,511	187,927
Commercial, services and others	205,065	189,769
Rural	30,356	30,355
Public authorities	106,529	82,715
Public lighting	2,708	2,434
Public services	35,697	34,803
Charges for use of the network (TUSD)	80,622	74,217
	779,994	712,369

Considering the pandemic effects on levels of delinquency, and the emergence of new factors such as the vaccination progress in the country, mutations of the virus, and changes in government support policy, the Company, taking into account the changes in 2020 and in the 1H2021, believes that the current assumptions represent its best estimate, at this moment, for expected losses on doubtful receivables for the period ended on June 30, 2021.

On July 31, 2020 Cemig D filed an application to the tax authority of State of Minas Gerais to offset debts for energy consumption and service owed by the direct and indirect administrations of Minas Gerais State, using amounts of ICMS tax payable, under Article 3 of Minas Gerais State Decree 47,908/2020, which regulated State Law 47,891/2020.  The debts from the State of Minas Gerais that qualify for offset are those past due at June 30, 2019, an amount of R$222,266. Following ratification by the State Finance Secretary and formalization of the Debt Recognition Agreement, which both took place on March, 31, 2021, offsetting will begin in April 2021. Up to June 2021, were offset 3 (three) out of 21 (twenty one) installments, in the amount of R$10,584 each. The offsetting is expected to take place monthly, in this amount, up to December 2022.

Changes in the allowance for doubtful accounts are as follows:

Consolidated
Balance at December 31, 2020	712,369
Additions, net (Note 27 e)	42,168
Reversals of disposals	25,457
Balance at June 30, 2021	779,994
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8.	RECOVERABLE TAXES

	Consolidated		Parent company
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Current
ICMS (VAT)	99,738	97,272	-	-
PIS/Pasep (a) (b)	334,788	310,927	24	219
Cofins (a) (b)	1,536,394	1,425,796	121	1,018
Others	16,961	16,062	104	104
	1,987,881	1,850,057	249	1,341
Non-current
ICMS (VAT) (b)	279,605	257,160	-	-
PIS/Pasep (a)	453,177	588,257	109,327	108,878
Cofins (a)	1,971,781	2,594,428	388,323	386,713
Others	-	2,226	-	1,795
	2,704,563	3,442,071	497,650	497,386
	4,692,444	5,292,128	497,899	498,727

a)	Pis/Pasep and Cofins taxes credits over ICMS

On May 8, 2019 the Regional Federal Appeal Court of the First Region gave final judgment – against which there is no appeal – on the Ordinary Action, deciding in favor of the Company and its subsidiaries, Cemig D and Cemig GT, and recognizing their right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes, backdated as from five years prior to the action initial filing– that is, from July 2003.

Thus, the Company recorded the PIS/Pasep and Cofins credits corresponded to the amount of these taxes over ICMS paid in the period of July 2003 to May 2019.

Final court judgment has also been given, against which there is no further appeal, in favor of the similar actions filed by Cemig’s wholly-owned subsidiaries Sá Carvalho, Cemig Geração Distribuída (former UTE Ipatinga S.A.), Cemig Geração Poço Fundo S.A. (previously denominated UTE Barreiro S.A.) and Horizontes Energia S.A..

The Company and its subsidiaries has two ways to recover the tax credit: (i) offsetting of the amount receivable against amounts payable of PIS/Pasep and Cofins taxes, monthly, within the five-year period specified by the relevant law of limitation; or (ii) receipt of specific credit instruments ‘precatórios’ from the federal government.

Cemig D and Cemig GT, prioritized the credits offsetting, to accelerate recovery. For the Company itself, priority will be given to receipt of the credits through precatório letters of credit, since the Company does not make enough monthly payments of PIS/Pasep and Cofins taxes to enable offsetting.

On May 12, 2020, the Brazilian tax authority (Receita Federal) granted the Company’s request for ratification of the credits of PIS/Pasep and Cofins taxes arising from the legal action on which final judgment, subject to no further appeal, was given in favor of Cemig D and Cemig GT in 2019 and the subsidiaries are offsetting the amount receivable against amounts of federal taxes payable on a monthly basis, starting in May, 2020, within the five-year period specified by the relevant law of limitation.

25

On May 13, 2021 the Brazilian Federal Supreme Court (‘STF’) ruled on the motion for clarification filed by the federal government, modulating the effects of the decision that ICMS tax (paid or payable) is not part of the base amount for calculation of the PIS, Pasep and Cofins taxes. The court ruled that only those who filed legal actions claiming this judgment on or before March 15, 2017 (date on which the argument was established) should have the right to reimbursement of the tax unduly paid, excluding legal and administrative actions filed after that date and before the date on which the judgment was given. Thus the changes made by the Supreme Court in the effects of the judgment do not affect the credits recognized by the Company. Further, the new ruling decided that the amounts of ICMS tax to be excluded from the basis for calculation of PIS, Pasep and Cofins taxes should be the ICMS tax stated on invoices this is in agreement with the criterion adopted by the Company.

Based on the opinion of its legal advisers, the Company’s management believes that a portion of the tax credits to be received by Cemig D should be refunded to its customers, considering a maximum period for calculation of the reimbursement of 10 years. Thus, Cemig D has constituted a liability corresponding to the total amount of the tax credits comprising the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating.

Considering the modulation of effects derived from STF, the subsidiary Gasmig recognized PIS/Pasep and Cofins taxes credits totaling R$219,753 related to exclusion of ICMS from the basis of computation of theses taxes from the periods included in the legal action on that matter. In the absence of a final judgment by the courts, Gasmig recorded a liability corresponding to the amounts to be reimbursed to its customers considering a 10 years period, from the date of the end of the quarter.

For more information about the amounts to be refunded by Cemig D and Gasmig to customers, see Note 20.

The Company recorded in current asset and non-current asset the amounts of R$1,860,738 and R$2,421,903, respectively, corresponding to the tax credits of PIS/Pasep and Cofins over ICMS, with updating by the Selic rate to the date of their actual offsetting.

In the second quarter 2021, credits of PIS/Pasep and Cofins taxes were offset against payable federal taxes in the amount of R$875,964 (R$1,274,636 on 2020).

b)	Other recoverable taxes

The ICMS (VAT) credits that are reported in non-current assets arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current is made in accordance with management's best estimate of the amounts which will likely be realized in 12 months after this interim financial information reporting date.

26

Credits of PIS/Pasep and Cofins generated by the acquisition of machinery and equipment can be offset immediately.

9.              INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income tax and social contribution tax recoverable

The balances of income tax and social contribution tax refer to tax credits in the corporate income tax returns of previous years and to advance payments which will be offset against federal taxes eventually payable. Current tax assets and current tax liabilities related to income tax and social contribution tax are offset in the statement of financial position subject to criteria established in CPC 32/IAS 12.

	Consolidated		Parent company
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Income tax	521,569	697,923	200,134	245,996
Social contribution tax	156,495	246,210	34,096	33,860
	678,064	944,133	234,230	279,856

Current	375,554	597,610	-	-
Non-current	302,510	346,523	234,230	279,856

The balances of income tax and social contribution tax posted in non-current assets arise from advanced payments required by tax law and withholding taxes, which the expectation of offsetting is greater than 12 months.

b)	Income tax and social contribution tax payable

The balances of income tax and social contribution tax recorded in current liabilities refer mainly to the taxes owed by the subsidiaries which report by the Real Profit method and have opted to make monthly payments based on estimated revenue, and also by the subsidiaries that have opted for the Presumed Profit method, in which payments are made quarterly.

	Consolidated
	Jun. 30, 2021	Dec. 31, 2020
Current
Income tax	108,548	108,262
Social contribution tax	34,650	31,796
	143,198	140,058

c)	Deferred income tax and social contribution tax

The Company and its subsidiaries have deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the social contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the social contribution tax), as follows:

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	Consolidated		Parent company
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Deferred tax assets
Tax loss carryforwards	599,452	400,758	472,961	114,666
Provisions for contingencies	540,532	537,661	67,764	66,362
Impairment on investments	308,023	639,739	1,495	382,904
Provision PUT SAAG	186,834	182,293	-	-
Post-employment obligations	2,199,694	2,167,566	249,267	243,280
Estimated provision for doubtful receivables	283,676	256,130	8,477	7,578
Others	52,613	138,599	1,666	4,055
Total	4,170,824	4,322,746	801,630	818,845

Deferred tax liabilities
Deemed cost	(222,042)	(224,610)	-	-
Acquisition costs of equity interests	(457,601)	(486,335)	(105,304)	(126,934)
Borrowing costs capitalized	(168,684)	(168,909)	-	-
Adjustment to expectation of cash flow – Concession assets	(244,686)	(242,424)	-	-
Adjustment of contract assets	(842,667)	(768,126)	-	-
Adjustment to fair value: Swap/Gains	(438,839)	(1,002,636)	-	-
Updating on escrow deposits	(6,304)	(6,129)	-	-
Reimbursement of costs – GSF	(299,957)	-	-	-
Others	(16,562)	(10,720)	(1,249)	(1,016)
Total	(2,697,342)	(2,909,889)	(106,553)	(127,950)
Total, net	1,473,482	1,412,857	695,077	690,895

Total assets	2,464,775	2,452,860	695,077	690,895
Total liabilities	(991,293)	(1,040,003)	-	-

The changes in deferred income tax and social contribution tax were as follows:

	Consolidated	Parent company
Balance at December 31, 2020	1,412,857	690,895
Effects allocated to net profit from continuing operations	65,593	4,182
Others	(4,968)	-
Balance at June 30, 2021	1,473,482	695,077

d)	Reconciliation of income tax and social contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the statement of income:

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	Consolidated		Parent company
	Jan to Jun, 2021	Jan to Jun, 2020 Restated	Jan to Jun, 2021	Jan to Jun, 2020 Restated

Profit before income tax and social contribution tax	3,168,663	1,406,657	2,364,087	950,514
Income tax and social contribution tax – nominal expense (34%)	(1,077,345)	(478,263)	(803,790)	(323,174)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	42,615	48,863	675,944	399,892
Tax incentives	31,296	17,754	-	-
Difference between Presumed Profit and Real Profit	91,635	45,484	-	-
Non-deductible penalties	(10,608)	(12,145)	(254)	(282)
Income arising from the Light sale	133,663	-	133,663	-
Estimated losses on doubtful accounts receivable from related parties	-	(12,703)	-	(12,703)
Others	(10,929)	(2,130)	(1,381)	(1,187)
Income tax and Social Contribution – effective gain (expense)	(799,673)	(393,140)	4,182	62,546

Current tax	(865,266)	(394,319)	-	(19)
Deferred tax	65,593	1,179	4,182	62,565
	(799,673)	(393,140)	4,182	62,546
Effective rate	(25.24%)	(27.95%)	0.18%	6.58%

	Consolidated		Parent company
	Apr to Jun, 2021	Apr to Jun, 2020 Restated	Apr to Jun, 2021	Apr to Jun, 2020 Restated
Profit before income tax and social contribution tax	2,826,985	1,585,034	2,021,627	1,217,616
Income tax and social contribution tax – nominal expense (34%)	(961,174)	(538,911)	(687,354)	(413,989)
Tax effects applicable to:
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	3,859	22,274	611,580	290,813
Tax incentives	21,952	8,896	-	-
Difference between Presumed Profit and Real Profit	63,222	23,927	-	-
Non-deductible penalties	(6,893)	(5,151)	(269)	(13)
Estimated losses on doubtful accounts receivable from related parties	-	(12,703)	-	(12,703)
Others	(1,312)	(1,716)	653	(262)
Income tax and Social Contribution – effective gain (expense)	(880,346)	(503,384)	(75,390)	(136,154)

Current tax	(601,560)	(198,803)	-	-
Deferred tax	(278,786)	(304,581)	(75,390)	(136,154)
	(880,346)	(503,384)	(75,390)	(136,154)
Effective rate	(31.14%)	(31.76%)	(3.73%)	(11.18%)

10.           ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has accounts receivable from the State of Minas Gerais, arising from return of an administrative deposit made for a dispute on the rate of inflation and other adjustment to be applied to an advance for future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement. The agreement provided for payment by the Minas Gerais State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first to become due on November 10, 2017. The agreement states that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

However, the State of Minas Gerais government is contesting the Debt Recognition Agreement (‘TARD’) signed, in the previous years, once it believes that it was signed without obeying the legal requirements for validity of administrative acts, and has notified Cemig to reimburse the 2 installments previously settled, and also the dividends retained, totaling R$299,005.

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To solve the issue through a negotiated solution for impasses, the dispute on the TARD was submitted to the Chamber of Administrative Prevention and Resolution of Conflicts (‘Câmara de Prevenção e Resolução Administrativa de Conflitos’ – CPRAC) of State of Minas Gerais, which is currently in the initial stages.

The balance receivable on June 30, 2021, amounts R$13,366 (R$11,614 on December 31, 2020). On June 30, 2021, the Company retained the remaining portion of dividends to be paid to State of Minas Gerais, and awaits development of the issue with CPRAC for the definitive write-off from accounts receivable of this remaining balance.

Regarding the discussion on the merits of the criterion used in the past for AFAC’s monetary updating, if a solution is not successfully reached either through CPRAC or any legal proceedings on the merits, Management has assessed the chances of loss as ‘possible’.

11.	ESCROW DEPOSITS

	Consolidated		Parent company
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Labor claims	266,079	277,980	30,400	29,859

Tax contingencies
Income tax on Interest on Equity	29,179	29,045	293	290
PIS/Pasep and Cofins taxes (1)	66,998	66,452	-	-
Donations and legacy tax (ITCD)	54,875	54,497	53,920	53,547
Urban property tax (IPTU)	84,660	84,248	61,272	60,872
Finsocial tax	40,468	40,349	40,468	40,349
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit (2)	287,006	285,836	13,743	13,727
Income tax withheld at source on inflationary profit	8,676	8,652	8,676	8,652
Income tax and contribution tax effective rate (3)	76,155	18,062	-	-
Others (4)	99,002	97,508	66,878	67,050
	747,019	684,649	245,250	244,487

Others
Regulatory	51,786	51,605	19,834	19,690
Third party	9,089	9,105	3,414	3,469
Customer relations	7,760	7,595	1,241	1,214
Court embargo	16,956	12,881	4,682	2,583
Others	12,353	11,982	3,332	3,374
	97,944	93,168	32,503	30,330
	1,111,042	1,055,797	308,153	304,676

(1)	This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied.
(2)	See more details in Note 24 – Provisions under the section relating to the ‘Anuênio indemnity’.
(3)	Court escrow deposit in the proceedings challenging charging of corporate income tax and the Social Contribution tax on payments of Interest on Equity, and application of the Social Contribution tax to cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with enforceability suspended.
(4)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes

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12.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services – TUSD and EUST (Charges for Use of the Transmission System) are reimbursed to distributors through the funds from the Energy Development Account (CDE).

On June 30, 2021, the amount recognized as subsidies revenues was R$494,424 (R$1,056,810 on December 31, 2020). Of such amounts, Cemig D has a receivable of R$81,981, as of June 30, 2021 (R$82,616 on December 31, 2020) and Cemig GT has a receivable of R$3,865 (R$5,733 on December 31, 2020) in current assets.

13.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Consolidated	Jun. 30, 2021	Dec. 31, 2020
Concession financial assets
Energy distribution concessions (13.1)	582,655	530,058
Gas distribution concessions (13.1)	33,584	29,183
Indemnifiable receivable – Generation (13.2)	816,202	816,202
Concession grant fee – Generation concessions (13.3)	2,658,162	2,549,198
	4,090,603	3,924,641
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (13.4)	824,624	132,681
Total	4,915,227	4,057,322

Current assets	446,477	258,588
Non-current assets	4,468,750	3,798,734

Consolidated	Jun. 30, 2021	Dec. 31, 2020
Sector financial liabilities
Amounts receivable from Parcel A (CVA) and Other Financial Components (13.4)	138,808	231,322
Total	138,808	231,322

Current liabilities	138,808	231,322

The changes in concession financial assets related to infrastructure are as follows:

	Generation	Distribution	Gas	Total
Balances at December 31, 2020	3,365,400	530,058	29,183	3,924,641
Transfers of contract assets	-	32,743	15	32,758
Monetary updating	243,404	20,026	4,386	267,816
Disposals	-	(172)	-	(172)
Amounts received	(134,440)	-	-	(134,440)
Balances at June 30, 2021	3,474,364	582,655	33,584	4,090,603

13.1	Distribution - Financial assets

The energy and gas distribution concession contracts are within the scope of ICPC 01 (IFRIC 12). The financial assets under these contracts refer to the investments made in infrastructure that will paid by grantor at the end of the concession period and they are measured at fair value through profit or loss, in accordance with regulation of the energy segment and concession contracts executed by Cemig and its subsidiaries and the granting authorities.

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13.2	Generation – Indemnity receivable

As from August 2013, with the extinction of the concession for various plants operated by Cemig GT under Concession Contract 007/1997, the subsidiary has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in the concession contract. These balances are recognized in financial assets, at fair value through profit or loss, and totaled R$816,202 on June 30, 2021 and December 31, 2020.

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)

Lot D
UHE Três Marias	July 2015	396	71,694	413,450
UHE Salto Grande	July 2015	102	10,835	39,379
UHE Itutinga	July 2015	52	3,671	6,589
UHE Camargos	July 2015	46	7,818	23,095
PCH Piau	July 2015	18.01	1,531	9,005
PCH Gafanhoto	July 2015	14	1,232	10,262
PCH Peti	July 2015	9.4	1,346	7,871
PCH Dona Rita	Sep. 2013	2.41	534	534
PCH Tronqueiras	July 2015	8.5	1,908	12,323
PCH Joasal	July 2015	8.4	1,379	7,622
PCH Martins	July 2015	7.7	2,132	4,041
PCH Cajuru	July 2015	7.2	3,576	4,252
PCH Paciência	July 2015	4.08	728	3,936
PCH Marmelos	July 2015	4	616	4,265
Others
UHE Volta Grande	Feb. 2017	380	25,621	70,118
UHE Miranda	Dec. 2016	408	26,710	22,546
UHE Jaguara	Aug. 2013	424	40,452	174,203
UHE São Simão	Jan. 2015	1,710	1,762	2,711
		3,601.70	203,545	816,202

As specified by the grantor (Aneel) in Normative Resolution 615/2014, the valuation reports that support the amounts in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been submitted to the grantor. The Company does not expect any losses in the realization of these amounts.

On June 30, 2021, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174,203, R$2,711 and R$22,546, respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to the Company is in a process of discussion with Aneel (the grantor). The Company does not expect losses in realization of these amounts.

In 2019, Plubic Hearing 003/2019 was opened to obtain inputs on improvement of the regulation of criteria and procedures for calculation of investments in revertible assets, not yet amortized or not depreciated, of generation concessions (whether extended or not), under Law 12,783/2013, which resulted in the publication, on July 13, 2021, of Normative Resolution 942, by Aneel.

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Under Normative Resolution 942, concession holders must attest the respective investments linked to reimbursable assets, based on an evaluation report, by July 12, 2022, – this period may be extended by Aneel for an equal period. According to regulator rules, the evaluation report must be prepared by a company accredited by Aneel, to be hired by the concession holder. Additionaly, the concession holders are required to state interest in receipt of the complementary amount until August 20, 2021. This statement was aproved by Cemig GT’s Chief Executive Board on August 03, 2021.

Appendix I of the said Resolution details the methodology and general criteria for calculation of investment portion linked to reversible assets, which must be based on the New Replacement Value – which is calculated, preferably, based on the reference database of prices, then, if it is not possible, by the concession holder’s prices database, and, as the last alternative, by the updated inspected accounting cost.

The Company is assessing the effects of this resolution, and does not expect losses in its financial assets as a result of application of these new requirements.

13.3	Concession grant fee – Generation concessions

The concession grant fee for a 30-year concession contracts Nº. 08 to 16/2016, related to 18 hydroelectric plants of Auction 12/2015, won by Cemig GT, was an amount of R$2,216,353. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

The changes in concession financial assets are as follows:

SPC	Plants	Dec. 31, 2020	Monetary updating	Amounts received	Jun. 30, 2021
Cemig Geração Três Marias S.A.	Três Marias	1,447,210	133,257	(72,235)	1,508,232
Cemig Geração Salto Grande S.A.	Salto Grande	454,256	41,962	(22,780)	473,438
Cemig Geração Itutinga S.A.	Itutinga	170,460	17,137	(9,685)	177,912
Cemig Geração Camargos S.A.	Camargos	127,814	12,787	(7,210)	133,391
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	167,206	17,574	(10,144)	174,636
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	113,807	12,883	(7,703)	118,987
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	68,445	7,804	(4,683)	71,566
Total		2,549,198	243,404	(134,440)	2,658,162

Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

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Sector assets and liabilities

13.4	Account for compensation of variation of parcel A items (CVA) and Other financial components

The balances on the CVA (Compensation for Variation of Parcel A items) Account, the account for Neutrality of Sector Charges, and Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

Balance sheet	Jun. 30, 2021			Dec. 31, 2020
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	2,099,388	1,342,517	3,441,905	83,984	1,561,906	1,645,890
Current assets	2,099,388	215,934	2,315,322	83,984	834,093	918,077
Non-current assets	-	1,126,583	1,126,583	-	727,813	727,813

Liabilities	(2,238,196)	(517,893)	(2,756,089)	(246,242)	(1,498,289)	(1,744,531)
Current liabilities	(2,238,196)	(44,102)	(2,282,298)	(246,242)	(903,157)	(1,149,399)
Non-current liabilities	-	(473,791)	(473,791)	-	(595,132)	(595,132)

Total current, net	(138,808)	171,832	33,024	(162,258)	(69,064)	(231,322)
Total non-current, net	-	652,792	652,792	-	132,681	132,681
Total, net	(138,808)	824,624	685,816	(162,258)	63,617	(98,641)

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Financial components	Jun. 30, 2021			Dec. 31, 2020
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Parcel A’
Energy Development Account (CDE) quota	55,034	(905)	54,129	879	-	879
Tariff for use of transmission facilities of grid participants	317,518	126,524	444,042	847	217,778	218,625
Tariff for transport of Itaipu supply	28,431	10,534	38,965	103	17,618	17,721
Alternative power source program (Proinfa)	26,282	-	26,282	(138)	5,857	5,719
ESS/EER System Service/Energy Charges	66,289	149,024	215,313	(1,465)	38,549	37,084
Energy bought for resale	838,890	201,304	1,040,194	4,078	448,720	452,798

Other financial components
Over contracting of supply (1)	(148,644)	255,202	106,558	(55,828)	165,793	109,965
Neutrality of Parcel A	53,392	125,628	179,020	(2,706)	109,965	107,259
Billing return – Covid Account (2)	(816,970)	-	(816,970)	-	(504,476)	(504,476)
Other financial items	(506,101)	(31,703)	(537,804)	(86,248)	(394,367)	(480,615)
Excess demand and reactive power	(52,929)	(10,984)	(63,913)	(21,780)	(41,820)	(63,600)
TOTAL	(138,808)	824,624	685,816	(162,258)	63,617	(98,641)

(1)	Cemig D was over contracted in 2017 and 2018 and the gain arising from the sale of the excess of energy in the spot market was provisionally passed through to customers by Aneel in the tariff adjustments of 2018 and 2019, including the portion in excess of the limit of 105% of the regulatory load – thus reducing the tariff that was determined. To establish whether this is a voluntary over contracting, the Company considers that the portion above the regulatory limit will be recovered in the subsequent tariff adjustment. On August 27, 2020, Aneel published the Dispatch 2,508/2020-SRM-SGT, which set new amounts for distributors’ over contracting for the years 2016 and 2017, based on a new valuation criterion established by Aneel Technical Note 97/2020-SRM-SGT – not contained in the regulatory rules which were currently in force. As a result, Cemig D filed an appeal with the Council of Aneel, for the amounts of distribution agents’ over contracting to be reset in accordance with the calculation criteria based on maximum effort contained in Aneel Normative Resolution 453/2011. The Company’s position on this case is reinforced by the fact that the Brazilian Energy Distributors’ Association (Abradee) filed a similar appeal, supported by the opinion of contracted legal advisers. The Company has no expectation of loss in relation to realization of these amounts. The Company recognizes this receivable asset, in the amount of R$186,344 on June 30, 2021, as ‘Other financial components’ to be ratified. At the reporting date for this interim financial information, this matter was pending analysis by Aneel, however, the decision of SGT/SEM Dispatch 2508 of 2020 is in force, and was considered in the last tariff process, in which part of the amount relating to over contracting in 2017 was ratified, totaling R$39,270.
(2)	This is a financial component created for return to customers of the amounts that were invoiced to them but received by Cemig from the Covid Account in 2020. These amounts will be returned to customers in the tariff process of 2021, duly updated by the Selic rate, with guarantee of neutrality.

Changes in balances of sector financial assets and liabilities are as follow:

Balance at December 31, 2020	(98,641)
Additions	612,231
Amortization	180,420
Transfer of other liabilities (1)	(15,121)
Updating – Selic rate (Note 28)	6,927
Balance at June 30, 2021	685,816

(1)	Amounts relating to the reversal of the credits that could not be returned to customers in final billing, for the purpose of moderation of tariffs, as specified in §6 of Article 88 of REN 414/2010, included by REN 714/2016.

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Tariff adjustment – Cemig D

On May 25, 2021 Aneel approved the Cemig D Annual Tariff Adjustment, effective from May 28, 2021 to May 27, 2022, with an average increase perceived by customers of 1.28% – its components included average increases of: 2.14% for high-voltage customers, and 0.89% for customers connected at low voltage. There was no adjustment to tariffs for residential customers connected at low voltage. This result arises from: (i) variation of 2.64% in the Parcel B costs, and the direct pass-throughs within the tariff, which were reduced by 1.37% – the latter having zero economic effect for the Company, not affecting profitability – relating to the following items: (a) increase of 8.84% in non-manageable costs (Parcel A), mainly related to purchase of energy supply, regulatory charges and transmission charges; (b) decrease of 8.80% in financial components of the current process, led by the reduction of R$1,573,000 relating to credits of PIS/Pasep and Cofins taxes, which generated a negative variation in the tariff of 9.67%, and the reversal of the Covid account (8.78%); and (c) withdrawal of 1.41% from the financial components of the prior process.

14.	CONCESSION CONTRACT ASSETS

Under IFRS 15 / CPC 47 – Revenue from contracts with customers, concession infrastructure assets recognized during the period of construction for which the right to consideration depends on satisfaction of a performance obligations related to the completion of its construction, or its future operation and maintenance are classified as contract assets. The balances of these on June, 30, 2021 were as follows:

Consolidated	Jun. 30, 2021	Dec. 31, 2020
Distribution – Infrastructure assets under construction	1,465,334	1,141,599
Gas – Infrastructure assets under construction	89,175	94,115
National Grid (‘BNES’ - Basic Network of the Existing System) - Law 12,783/13	1,988,006	1,895,854
Transmission – Assets remunerated by tariff	1,998,478	1,848,504
	5,540,993	4,980,072

Current	540,876	737,110
Non-current	5,000,117	4,242,962

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balance at December 31, 2020	3,744,358	1,141,599	94,115	4,980,072

Additions	62,133	706,125	18,918	787,176
Inflation adjustment	297,122	-	-	297,122
Results of the Periodic Tariff Revision	238,815	-	-	238,815
Amounts received	(351,957)	-	-	(351,957)
Disposals	(3,987)	-	(1,999)	(5,986)
Others additions	-	-	2,371	2,371
Transfers to financial assets	-	(32,743)	(15)	(32,758)
Transfers to intangible assets	-	(353,369)	(24,215)	(377,584)
Impairment	-	3,722	-	3,722
Balance at June 30, 2021	3,986,484	1,465,334	89,175	5,540,993

The amount of additions in the period ended June 30, 2021 includes R$12,872 under the heading capitalized borrowing costs, as presented in Note 21.

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The Company has not identified any evidence of impairment of the others contract assets, with definite expected useful life.

Energy and gas distribution activities

The concession infrastructure assets still under construction are recognized initially as contract assets, measured at amortized cost, including capitalized borrowing costs. When the asset start operations, the construction performance obligation is concluded, and the assets are split into financial assets and intangible assets.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts n. 006/97, n. 079/00 and n. 004/05, as follows:

	Jun. 30, 2021	Dec. 31, 2020
Current
Concession contract - 004/05	26,145	18,680
Concession contract - 079/00	35,613	28,600
Concession contract - 006/97
National Grid (‘BNES’ - Basic Network of the Existing System)	291,998	533,430
National Grid - new facilities (RBNI)	187,120	156,400
	540,876	737,110
Non-current
Concession contract - 004/05	93,327	90,977
Concession contract - 079/00	156,529	132,589
Concession contract - 006/97
National Grid (‘BNES’ - Basic Network of the Existing System)	1,696,008	1,362,424
National Grid - new facilities (RBNI)	1,499,744	1,421,259
	3,445,608	3,007,249
	3,986,484	3,744,359

a)	Concession contract nº. 006/97

The contract regulates the public service of commercial operation of transmission facilities that are classified as parts of the National Grid, pursuant to Law 9,074/1995 and to the regulation applicable, in effect until December 31, 2042.

The contract was renewed on December 4, 2012, for 30 years, from January 1, 2013, under Provisional Act 579 of September 11, 2012 (converted into Law 12,783/2013), which specified reimbursement for the assets that had not been depreciated on December, 31, 2012.

On June 30, 2020, Aneel ratified the results of the Periodic Tariff Review for Contract 006/1997, through Ratifying Resolution 2,712/2020, setting the repositioning of the Permitted Annual Revenue (RAP), to be applied from July 1, 2018. In this process the RAP of the 2018-19 cycle was increased by 9.13% from the provisional amount of RAP for the same period. Although this revision was finalized only in 2020, its effects were backdated to July 2018.

As a result of the Periodic Tariff Review, the company recognized gains of R$528,598 in its 2020 results, comprising R$321,453 for the RBNI assets and R$ 207,145 for the BNES assets, corresponding to the extension of the concessions, under Law 12,783/13, included in the Regulatory Remuneration Base.

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On April 22, 2021, Resolution 2,852 altered the repositioning of the RAP set by Resolution 2,712/2020, with effect backdated to July 1, 2018, and also the Adjustment Portion of the Review, with financial effects on the adjustment of RAP for the 2021-22 cycle, to be in effect from July 1, 2021 to June 30, 2022.

On December 31, 2020, as described in Note 2.3, the Company reclassified to contract asset the amounts recorded as financial asset at the first adoption of CPC 47/ IFRS 15, related to the National Grid (‘BNES’ - Basic Network of the Existing System) financial portion, which represents the amount to be paid since the extension of the concessions until its incorporation into the tariff, to be received in 8 years, starting in June, 2017, and exclusively represented installments not paid from January 1, 2013 to June 30, 2017, updated by the regulatory cost of capital of the transmission sector. The amounts reclassified for the period ended on June 30, 2020 is R$1,265,445.

The next Periodic Tariff Review (RTP) will take place in June 2023, with effect from July 1, 2023. The indexer used to update the contract is the Expanded Consumer Price Index (Índice de Preços ao Consumidor Amplo –IPCA).

National Grid Assets- ‘BNES’ - Basic Network of the Existing System – the regulatory cost of capital updating

On April 10, 2017, a preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the grantor and the Federal Government requesting suspension of the effects on their tariffs of remuneration at cost of equity of portions of “National Grid” assets not yet paid from 2013 to 2017 owned to the agents that accepted the terms of Law 12,783/13.

On June 2020, due to revocation of the majority of the injunctions, and in compliance with the Execution Opinions issued by the Federal Public Attorneys’ Office to Aneel, the effects caused by the reversal of these injunctions were calculated, for inclusion of the cost of equity in the transmission revenue starting with the 2020-21 cycle, considering all retrospective effects, including those arising from the assumptions adopted in the 2018 RAP periodic reset.

At this moment Aneel provisionally ratified only the inclusion of the cost of equity updated by IPCA index of the period between the 2017-18 and 2019-20 tariff cycles, considering the need for deeper examination of the legal conditions for analysis of the Company’s appeal, which require the inclusion of the WACC remuneration for the periods in which it was suspended.

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On January 06, 2021, the Brazilian General Attorney's Office issued a legal opinion about the effects of the reversal of the court decision that had suspended the cost of equity remuneration of the transmission agents determined by Ministerial Order 120, of April 20, 2016. The legal opinion concluded that the interest not received in the period of January, 2013 to June, 2017 – cost of capital remuneration – must be updated by the cost of equity rate, as established in the MME Ministerial Order 120/2016 and in the Aneel Resolution 762/2017, until July 01, 2020, which is the date that the payment took place, and must be included to RAP as of July 1, 2020 (2020-2021 cycle) for eight years.

On April 22, 2021, Aneel published Ratifying Resolution 2,852, which altered Ratifying Resolution 2,712/2020, defining, among other provisions, the financial component referred to. The judgment vote attached to the Resolution states that, in compliance with the Execution Order Opinion issued by the Federal Procurator applying to Aneel, the cost of own capital associated with the financial components was incorporated into the calculation of the Periodic Review processes of 2018 deciding the RAP of the transmission concessions that were extended under Law 12,783/2013. This caused 2 effects: (i) A new value for the component to be considered in the RAP of the tariff cycles for 2020-21 to 2025-26; and (2) a residual value for the difference between the amount paid to the transmission companies in the 2017-18 and 2019-20 tariff cycles and the amount payable after the injunctions were overturned.

Thus, the debt balance of this component was recalculated, using remuneration at the rate of cost of own capital, up to the date of actual payment (July 1, 2020), after discounting the amounts paid, brought to present value.

However, owing to the pandemic scenario and its potential impacts on energy sector liquidity, Aneel opted the alternative of ‘reprofiling’ these payments, for payment gradually over a period of 8 years, guaranteeing the net present value of the transaction. In the proposed profile the minimum payment is made in the 2021-22 cycle, that is, say, with zero amortization of the debt portion of the balance; in the 2022-23 cycle there is amortization at a rate of 3.0%, so as to amortize part of the debt and keep the level of payments stable; and there are then constant payments over the cycles of 2023-24 to 2027-28, with amortization rates of 16.11% per year. Thus, to achieve regulatory stability and mitigate sector risk, this RAP’s financial component might not be included in 2023 periodic review. The effects on short-term contractual assets due to the reduction of amortization in the two annual cycles of 2021–2022 and 2022–2023, corresponding to R$276,197, which was reclassified to long-term.

On second quarter of 2021, the Company recognized the effects of the decision by Aneel put into effect by Ratifying Resolution 2,852/2021, based on recalculation of the financial component including the remuneration of capital at the rate of cost of own capital, substituting the weighted average regulatory cost of capital, for the period from June 2017 to June 2020, and the new amounts of the component for the cycles of 2020-21 and 2025-26, taking into account the reprofiling of the payments under the terms of the Resolution. Considering that Aneel’s decision resulted in an increase of the financial component to be received by the Company, the company recognized the effects of the resolution mentioned above in the second quarter of 2021, in the amount of R$211,246.

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b)	Concession contract nº. 079/00

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of transmission of the following facilities: The Itajubá 3 Substation; the Itajubá 3 – Poços de Caldas Transmission Line; and the Itajubá 3–Cachoeira Paulista Transmission Line, in effect until October 4, 2034.

On December 15, 2020, the Resolution 2,825/2020 ratified the RAP Periodic Tariff Review of bid contracts of energy transmission, whose tariff review was scheduled for July, 2019. Only of the revenues provisionally established, arising from enhancements and upgrades authorizations are reset. The Periodic Tariff Review resulted in recognition of a gain of R$23,254 in the Company’s net profit for 2020.

In response to the results decided by the Ratifying Resolution, Cemig GT presented an application for reconsideration, which resulted in Aneel recognizing the following inconsistencies: (i) no discount on the reassessed amount of the rates of PIS, Pasep and Cofins taxes relating to the benefit under REIDI (the Special Infrastructure Development Incentives Regime – Regime Especial de Incentivos para o Desenvolvimento da Infraestrutura), and (ii) material error in the recognition of the amounts of the average annual depreciation rate. As a result, the amounts of the RAPs and the Adjustment Portions for contract 079/00 of Cemig GT were altered, in accordance with Ratifying Resolution 2,839 of March 30, 2021, generating a positive adjustment of R$6,036 in Contractual assets at March 31, 2021. The total amount of revenue recognized in the profit for the period in relation to the Tariff Review, net of applicable taxes, is R$5,816.

The amounts will comprise the new RAP as from the adjustment for the 2021/2022 cycle and the adjustment portion relating to the backdating will be paid in 3 installments during the next adjustment processes.

The next Periodic Tariff Review (RTP) of the enhancements that have been approved will take place in June 2024, and be in effect from July 1, 2024. The indexer used for adjustment of the contract is the General Market Prices Index (Índice Geral de Preços do Mercado – IGPM).

c)	Concession contract nº. 004/2005

The contract regulates the concession for the second-circuit 345kV transmission facility which runs between the Furnas and Pimenta substations, a distance of approximately 75 km, for a period of 30 years from March 2005. For making the transmission facilities available for commercial operation, Centroeste will receive the Permitted Annual Revenue (RAP), adjusted annually, in the first 15 years of commercial operation. In the 16th year of commercial operation, its RAP will be reduced by 50%, until the end of the concession.

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The indexer used for adjustment of the contract is the IGP-M (Índice Geral de Preços do Mercado – General Market Prices Index).

15.	INVESTMENTS

Investees	Control	Consolidated		Parent company
		Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Cemig Geração e Transmissão	Subsidiary	-	-	6,917,732	5,921,159
Hidrelétrica Cachoeirão	Jointly-controlled	50,173	53,215	-	-
Guanhães Energia	Jointly-controlled	131,401	131,391	-	-
Hidrelétrica Pipoca	Jointly-controlled	40,179	35,552	-	-
Retiro Baixo	Jointly-controlled	197,246	195,235	-	-
Aliança Norte (Belo Monte Plant)	Jointly-controlled	614,553	631,227	-	-
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	938,619	965,255	-	-
Madeira Energia (Santo Antônio Plant)	Affiliated	116,762	209,374	-	-
FIP Melbourne (Santo Antônio Plant)	Affiliated	82,168	157,476	-	-
Lightger	Jointly-controlled	132,966	130,794	-	-
Baguari Energia	Jointly-controlled	158,441	159,029	-	-
Aliança Geração	Jointly-controlled	1,225,510	1,166,240	-	-
Cemig Distribuição	Subsidiary	-	-	6,579,338	6,021,630
TAESA	Jointly-controlled	1,517,515	1,467,445	1,517,515	1,467,445
Ativas Data Center	Affiliated	16,927	16,799	16,927	16,799
Gasmig	Subsidiary	-	-	1,539,328	1,495,599
Cemig Sim	Subsidiary	-	-	107,266	94,098
UFV Janaúba Geração de Energia Elétrica Distribuída	Jointly-controlled	9,559	10,467	-	-
UFV Manga Geração de Energia Elétrica Distribuída	Jointly-controlled	11,099	11,416	-	-
UFV Corinto Geração de Energia Elétrica Distribuída	Jointly-controlled	9,092	9,212	-	-
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	Jointly-controlled	6,311	6,144	-	-
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	Jointly-controlled	14,860	15,059	-	-
UFV Lontra Geração de Energia Elétrica Distribuída	Jointly-controlled	17,288	16,899	-	-
UFV Mato Verde Geração de Energia Elétrica Distribuída	Jointly-controlled	6,145	6,182	-	-
UFV Mirabela Geração de Energia Elétrica Distribuída	Jointly-controlled	4,074	3,989	-	-
UFV Porteirinha I Geração de Energia Elétrica Distribuída	Jointly-controlled	5,220	6,075	-	-
UFV Porteirinha II Geração de Energia Elétrica Distribuída	Jointly-controlled	6,452	6,382	-	-
UFV Brasilândia Geração de Energia Elétrica Distribuída (1)	Jointly-controlled	14,765	-	-	-
Companhia de Transmissão Centroeste de Minas	Subsidiary	-	-	118,060	118,217
Axxiom Soluções Tecnológicas	Jointly-controlled	4,083	4,436	4,083	4,436
Total of investments		5,331,408	5,415,293	16,800,249	15,139,383
Itaocara – equity deficit (2)	Jointly-controlled	(29,298)	(29,615)	-	-
Total		5,302,110	5,385,678	16,800,249	15,139,383

(1)	On March 31, 2021, through its wholly-owned subsidiary Cemig Soluções Inteligentes em Energia S.A. (Cemig Sim), the Company acquired 49% of the specialized generation company UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. (‘Brasilândia’), which operates in photovoltaic solar generation for the distributed generation market, with installed capacity of 7.35 MWp, for R$12,558, achieving a fair value gain of R$1,961.
(2)	On June 30, 2021 and December 31, 2020, the investee has negative net equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses to the extent of its obligations, in the amount of R$29,298 (R$29,615 on December 31, 2020), resulting from contractual obligations assumed with the jointly-controlled entity and the other shareholders. The loss is recorded in the balance sheet in Other obligations.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interests in the affiliates Madeira Energia (Santo Antônio plant), Ativas Data Center and Light, the latter was classified as an asset held for sale at December, 31, 2020, and its sale was completed on January 22, 2021. See Note 32 for more information.

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For the semester ended of June 30, 2021, management evaluates if the economic shock of the Covid-19 pandemic (Note 1b), of potential decline in value of assets, as referred to in IAS 36 – Impairments of Assets. As a result of the analyzes, the Company concluded that the pandemic brought cyclical effects and the long-term expectation of assets realization underwent no change, with no losses in the recoverable value of its investments. Thus, the reported assets net carrying amount is recoverable, and thus that there was no need to recognize any impairment loss in the Company nor its subsidiaries as a result of the current economic scenario.

Additionally, in relation to the above, the Company’s management has assessed the risk threatening all its investments ability to continue as a going concern, taking substantially into consideration: the economic-financial clauses of Cemig D and Gasmig; the guarantee of revenues of the transmission companies; the protection against force majeure reduction in regulated generation contracts; and all the legal measures that have been applied by the federal government and by Aneel – and has concluded that the Company and its subsidiaries’ ability to continue as going concern is secure.

a)	Right to exploitation of the regulated activity

In the process of allocating the purchase price for of the acquisition of the jointly-controlled subsidiaries and affiliates, a valuation was made for the intangible assets relating to the right to operate the infrastructure. This asset is presented together with the acquisition cost of the investments. These assets will be amortized over the remaining period of the concessions on a straight-line basis.

The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$51,549 (R$53,858 on December 31, 2020) and R$70,594 (R$73,983 on December 31, 2020), respectively, are included in the interim financial information of the subsidiary Cemig GT and of the Company, respectively, and in accordance with Technical Interpretation ICPC 09, the investments and are classified in the consolidated balance sheet under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession. For further information see Note 17.

Changes in these assets are as follows:

PARENT COMPANY
Investees	Dec. 31, 2020	Amortization	Jun. 30, 2021
Lightger	78,989	(1,250)	77,739
TAESA	160,783	(4,661)	156,122
Gasmig	411,503	(7,629)	403,874
TOTAL	651,275	(13,540)	637,735

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CONSOLIDATED
Investees	Dec. 31, 2020	Amortization	Jun. 30, 2021
Cemig Geração e Transmissão
Retiro Baixo	29,187	(695)	28,492
Madeira Energia (Santo Antônio Plant)	16,526	(368)	16,158
Lightger	78,989	(1,250)	77,739
Aliança Geração	326,915	(12,655)	314,260
Aliança Norte (Belo Monte Plant)	48,632	(986)	47,646
TAESA	160,783	(4,661)	156,122
TOTAL	661,032	(20,615)	640,417

b)	Changes in investments in subsidiaries, jointly-controlled entities and affiliates:

PARENT COMPANY
Investees	Dec. 31, 2020	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Others	Jun. 30, 2021
Cemig Geração e Transmissão	5,921,159	1,131,707	(135,134)	-	-	6,917,732
Cemig Distribuição	6,021,630	739,794	(182,086)	-	-	6,579,338
Ativas Data Center	16,799	128	-	-	-	16,927
Gasmig	1,495,599	159,316	(115,756)	-	169	1,539,328
Cemig Sim	94,098	1,392	(782)	12,558	-	107,266
Companhia de Transmissão Centroeste de Minas	118,217	10,881	(11,038)	-	-	118,060
Axxiom Soluções Tecnológicas	4,436	(1,774)	-	1,421	-	4,083
Taesa	1,467,445	273,013	(222,943)	-	-	1,517,515
	15,139,383	2,314,457	(667,739)	13,979	169	16,800,249

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CONSOLIDATED
Investees	Dec. 31, 2020	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Jun. 30, 2021
Hidrelétrica Cachoeirão	53,215	5,289	(8,331)	-	50,173
Guanhães Energia	131,391	10	-	-	131,401
Hidrelétrica Pipoca	35,552	4,627	-	-	40,179
Madeira Energia (Santo Antônio Plant)	209,374	(92,612)	-	-	116,762
FIP Melbourne (Santo Antônio Plant)	157,476	(75,308)	-	-	82,168
Lightger	130,794	2,172	-	-	132,966
Baguari Energia	159,029	10,247	(10,835)	-	158,441
Amazônia Energia (Belo Monte Plant)	965,255	(26,636)	-	-	938,619
Aliança Norte (Belo Monte Plant)	631,227	(16,674)	-	-	614,553
Ativas Data Center	16,799	128	-	-	16,927
Taesa	1,467,445	273,013	(222,943)	-	1,517,515
Aliança Geração	1,166,240	59,270	-	-	1,225,510
Retiro Baixo	195,235	5,940	(3,929)	-	197,246
UFV Janaúba Geração de Energia Elétrica Distribuída	10,467	987	(1,895)	-	9,559
UFV Corinto Geração de Energia Elétrica Distribuída	9,212	383	(503)	-	9,092
UFV Manga Geração de Energia Elétrica Distribuída	11,416	(16)	(301)	-	11,099
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída	6,144	167	-	-	6,311
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	15,059	236	(435)	-	14,860
UFV Lontra Geração de Energia Elétrica Distribuída	16,899	389	-	-	17,288
UFV Mato Verde Geração de Energia Elétrica Distribuída	6,182	98	(135)	-	6,145
UFV Mirabela Geração de Energia Elétrica Distribuída	3,989	130	(45)	-	4,074
UFV Porteirinha I Geração de Energia Elétrica Distribuída	6,075	(855)	-	-	5,220
UFV Porteirinha II Geração de Energia Elétrica Distribuída	6,382	163	(93)	-	6,452
UFV Brasilândia Geração de Energia Elétrica Distribuída (2)	-	2,520	(313)	12,558	14,765
Axxiom Soluções Tecnológicas	4,436	(1,774)	-	1,421	4,083
Total of investments	5,415,293	151,894	(249,758)	13,979	5,331,408
Itaocara – equity deficit (1)	(29,615)	(415)	-	732	(29,298)
Total	5,385,678	151,479	(249,758)	14,711	5,302,110

(1)	On December 31, 2020, the investee had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the provision for losses on investments, in the amount of R$29,615, resulting from contractual obligations assumed with the subsidiary and the other shareholders.
(2)	Includes the amount of R$1,961 of the acquisition of the jointly-controlled subsidiary UFV Brasilândia.

Changes in dividends receivable are as follows:

	Consolidated	Parent company
Balance at December 31, 2020	188,327	1,272,878
Investees’ dividends proposed	249,758	667,739
Amounts received	(324,677)	(991,336)
Withholding income tax received from subsidiary	(2,113)	(49,696)
Balance at June 30, 2021	111,295	899,585
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c)	Information This table gives the main information on the subsidiaries and affiliates, not adjusted for the percentage represented by the Company’s ownership interest:

Investee	Number of shares	Jun. 30, 2021			Dec. 31, 2020
		Cemig interest (%)	Share capital	Equity	Cemig interest (%)	Share capital	Equity (Restated)
Cemig Geração e Transmissão	2,896,785,358	100.00	4,000,000	6,839,993	100.00	4,000,000	5,842,171
Madeira Energia (Santo Antônio Plant)	12,034,025,147	15.51	10,619,786	1,178,625	15.51	10,619,786	2,259,093
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	102,395	49.00	35,000	108,602
Guanhães Energia	548,626,000	49.00	548,626	268,166	49.00	548,626	268,144
Hidrelétrica Pipoca	41,360,000	49.00	41,360	81,998	49.00	41,360	72,554
Baguari Energia (1)	26,157,300,278	69.39	186,573	228,342	69.39	186,573	229,189
Central Eólica Praias de Parajuru	85,834,843	100.00	85,835	114,606	100.00	70,560	107,204
Central Eólica Volta do Rio	274,867,441	100.00	274,867	166,710	100.00	117,230	171,453
Lightger	79,078,937	49.00	79,232	112,708	49.00	79,232	105,724
Aliança Norte (Belo Monte Plant)	41,923,360,811	49.00	1,209,043	1,156,954	49.00	1,209,043	1,188,963
Amazônia Energia (Belo Monte Plant) (1)	1,322,697,723	74.50	1,322,698	1,259,890	74.50	1,322,698	1,295,644
Aliança Geração	1,291,582,500	45.00	1,291,488	2,017,599	45.00	1,291,488	1,857,905
Retiro Baixo	225,350,000	49.90	225,350	338,183	49.90	225,350	324,810
Renova (1) (2)	41,719,724	15.09	3,295,173	(844,112)	36.23	2,960,776	(1,107,637)
Usina Hidrelétrica Itaocara S.A.	71,708,500	49.00	73,203	(59,790)	49.00	71,709	(60,438)
Cemig Baguari	406,000	100.00	406	96	100.00	356	55
Cemig Ger. Três Marias S.A.	1,291,423,369	100.00	1,291,423	1,531,561	100.00	1,291,423	1,452,217
Cemig Ger. Salto Grande S.A.	405,267,607	100.00	405,268	488,649	100.00	405,268	455,480
Cemig Ger. Itutinga S.A.	151,309,332	100.00	151,309	194,437	100.00	151,309	179,745
Cemig Geração Camargos S.A.	113,499,102	100.00	113,499	150,211	100.00	113,499	143,704
Cemig Geração Sul S.A.	148,146,505	100.00	148,147	194,109	100.00	148,147	174,006
Cemig Geração Leste S.A.	100,568,929	100.00	100,569	127,929	100.00	100,569	127,128
Cemig Geração Oeste S.A.	60,595,484	100.00	60,595	95,027	100.00	60,595	83,870
Rosal Energia S.A.	46,944,467	100.00	46,944	127,901	100.00	46,944	127,019
Sá Carvalho S.A.	361,200,000	100.00	36,833	132,366	100.00	36,833	115,486
Horizontes Energia S.A.	39,257,563	100.00	39,258	57,964	100.00	39,258	55,461
Cemig PCH S.A.	45,952,000	100.00	45,952	96,827	100.00	45,952	89,898
Cemig Geração Poço Fundo S.A.	1,602,000	100.00	1,602	25,246	100.00	1,402	3,801
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	486	131,228	100.00	486	56,838
Cemig Trading S.A.	1,000,000	100.00	1,000	2,045	100.00	1,000	30,315
Cemig Distribuição	2,359,113,452	100.00	5,371,998	6,579,338	100.00	5,371,998	6,021,630
TAESA	1,033,496,721	21.68	3,042,035	6,378,766	21.68	3,042,034	6,025,904
Ativas Data Center	456,540,718	19.60	182,063	86,361	19.60	182,063	85,711
Gasmig	409,255,483	99.57	665,430	1,140,358	99.57	665,429	1,079,410
Cemig Sim	24,431,845	100.00	102,153	107,266	100.00	24,432	94,098
Companhia de Transmissão Centroeste de Minas	28,000,000	100.00	28,000	118,060	100.00	28,000	118,217
Axxiom Soluções Tecnológicas	65,165,000	49.00	65,165	8,334	49.00	65,165	9,054
UFV Janaúba Geração de Energia Elétrica Distribuída	18,509,900	49.00	18,510	21,396	49.00	18,510	21,362
UFV Corinto Geração de Energia Elétrica Distribuída	18,000,000	49.00	18,000	18,530	49.00	18,000	18,798
UFV Manga Geração de Energia Elétrica Distribuída	21,660,575	49.00	21,661	21,722	49.00	21,661	22,128
UFV Bonfinópolis Geração de Energia Elétrica Distribuída	13,197,187	49.00	13,197	12,940	49.00	13,197	12,514
UFV Lagoa Grande Geração de Energia Elétrica Distribuída	25,471,844	49.00	25,472	26,065	49.00	25,472	25,997
UFV Lontra Geração de Energia Elétrica Distribuída	29,010,219	49.00	29,010	28,137	49.00	29,010	27,334
UFV Mato Verde Geração de Energia Elétrica Distribuída	11,030,391	49.00	11,030	11,291	49.00	11,030	11,135
UFV Mirabela Geração de Energia Elétrica Distribuída	9,320,875	49.00	9,321	9,582	49.00	9,321	9,306
UFV Porteirinha I Geração de Energia Elétrica Distribuída	12,348,392	49.00	12,348	12,399	49.00	12,348	12,236
UFV Porteirinha II Geração de Energia Elétrica Distribuída	11,702,733	49.00	11,703	11,973	49.00	11,703	11,750
UFV Brasilândia Geração de Energia Elétrica Distribuída	25,629,900	49.00	25,879	26,478	-	-	-

(1)	Jointly-control under a Shareholders’ Agreement.
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(2)	In view of Renova’s negative net equity, the Company reduced to zero the carrying amount of its equity interests in this investee, at December 31, 2018. Renova adjusted its equity interest in the joint-venture Brasil PCH and recognized adjustments in its financial statements related to shares in profits and losses arising from this investee from the year of 2018, which resulted in restatement of its financial statements of December, 31, 2019. On May 6, 2021 the Board of Directors of Renova ratified the amount of the increase in its share capital to R$3,295,178, divided into 100,142,466 shares, of which 50,854,986 are common shares and 49,287,480 are preferred shares. Since Cemig did not take part in the capital increase, its equity interest was reduced to 29.72% of the voting share and 15.09% of the total share.
(3)	By its Authorizing Resolution 9,735 of February 23, 2021, Aneel authorized transfer of ownership of the concession of the Poço Fundo Small Hydro Plant from Cemig Geração e Transmissão S.A. to Cemig Geração Poço Fundo S.A. The transfer was formalized by signature of a new concession contract, Nº. 01/2021, on April 16, 2021.

Madeira Energia S.A. (‘MESA’) and FIP Melbourne

MESA is the parent company of Santo Antônio Energia S.A (‘SAESA’), whose objects are operation and maintenance of the Santo Antônio Hydroelectric Plant and its transmission system, on the Madeira River, and all activities necessary for operation of the plant and its transmission system. Between the shareholders include Furnas, Odebrecht Energia, SAAG and the Company.

On June 30, 2021, MESA reported a loss of R$1,080,468 (R$548,082 on June 30, 2020) and negative net working capital of R$406,473 (R$204,792 on December 31, 2020). It should be noted that hydroelectric projects constituted using project finance structurally present negative net working capital in the first years of operation, because they are built using high levels of financial leverage. On the other hand, they have firm contracts for sales of energy supply over the long term as support and guarantee of payment of their debts. To balance the situation of negative working capital, in addition to its long-term sale contracts that ensure regularity in its operational cash flow, MESA count with the benefits of its debt reprofiling, which adjusted the flow of payments of the debt to its cash generation capacity, so that the investee does not depend on additional investment from the shareholders.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in MESA, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the adjustment for impairment carried out by the Executive Board of MESA, in the amount of R$678 million, relating to certain credits owed to Mesa by CCSA, based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the by laws and Shareholders’ Agreement of MESA; and also on the existence of credits owed to MESA by CCSA, for an amount greater than the claims; and (b) against the adjustment for impairment carried out by the Executive Board of MESA, in the amount of R$678 million, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment recognized the right of Cemig GT and SAAG in full, and ordered the annulment of the acts being impugned. As a consequence of this decision, MESA reversed the impairment, and posted a provision for receivables in the amount of R$678 million in its financial statements as of December 31, 2017. On June 30, 2021, the investee confirmed its assets recoverability expectation and maintained the provision for receivables in the amount of R$678 million.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

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Cemig GT and SAAG Investimentos S.A. applied to the judiciary for provisional remedy prior to the arbitration proceeding, to suspend the effects of the capital increase approved by an Extraordinary General Meeting of Shareholders of Mesa held on August 28, 2018. This process is confidential under the Arbitration Regulations of the Market Arbitration Chamber.

Renova Energia S.A. (‘Renova’) – In-court supervised reorganization

For 2Q21, Renova reported: a loss of R$84,354 in the quarter (R$104,625 in 2Q20); accumulated losses to June 30, 2021 of R$ 4,078,541 (R$3,994,187 to December 31, 2020); and negative equity (uncovered liabilities) of R$844,112 (R$1,107,637 at December 31, 2020). On the other hand on June 30, 2021, Renova had positive working capital of R$451,943 (R$272,539 at December, 31, 2020), reflecting the effects of the Judicial Recovery Plan, which enabled signature of agreements to resolve the situation of the group’s liabilities, with renegotiation of interest rates and lengthening of periods for settlement of debt.

In view of the investee’s negative net equity, the Cemig GT reduced the carrying amount of its equity interests in Renova, at December 31, 2018, to zero. No further losses have been recognized, considering the non-existence of any legal or constructive obligations to the investee.

Additionally, the Cemig GT recognized, since June 30, 2019, an impairment of the receivable with jointly-controlled entity, in the amount of R$688 million.

Renova for in-court supervised reorganization

On October 16, 2019, was granted court-supervised reorganization petition applied by Renova, and by the other companies of the group (‘the Renova Group’).

On October 25, 2019, Cemig GT made an Advance for Future Capital Increase to Renova, of R$5,000 and subsequently was agreeded between the Company and Renova a Debtor in Possession (DIP) loan agreements in the total amount of R$36.5 million. The funds of these loans, made under specific rules of court-supervised reorganization proceedings, were necessary to support the expenses of maintaining the activities of Renova, and were authorized by the second State of São Paulo Bankruptcy and Court-supervised Reorganization Court. They are guaranteed by a fiduciary assignment of shares in a company owning assets of a wind power project owned by Renova, in the approximate amount of R$60 million, and they also have priority of receipt in the court-supervised reorganization process, in the sale of this asset given as guarantee.

On September 21, 2020, Renova approved the proposal made by the Company for suspension of the obligations in the PPA signed between them, as amended from time to time, for incentive-bearing wind power which were linked to phase A of the Alto Sertão III Wind Complex. The suspension will remain in effect until the beginning of the commercial operation of the facilities aimed at the Free Market, planned for December 2022, and is duly aligned with the strategic planning set out for compliance with the Renova reorganization plan.

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On December 18, 2020, the General Meeting of Creditors approved the court-supervised reorganization plans submitted to the court by Renova. The economic and financial reasonableness of the two plans was presented at the creditors’ meeting, as follows:

(i)	raising of a bridge loan for completion of the Alto Sertão III wind complex – this was signed on December 17, 2020, in the amount of R$350 million, in the Debtor in Possession (DIP) financing form, by the subsidiary Chipley SP Participações S.A., with co-obligations by Renova Energia S.A. And Renova Participações S.A., to be allocated specifically to resumption of the works on Phase A of the Alto Sertão III Wind Complex;
(ii)	sale of assets, principally the shareholding in Brasil PCH, and some wind power ongoing projects;
(iii)	renegotiation of the period for settlement of liabilities, with alteration only of maturities, and not amounts; and
(iv)	conclusion of the works on the Alto Sertão III Wind Complex.

In this sense, the plans describe the means of recovery in detail, give details of the DIP bridge loan, identify the Isolated Production Units (UPIs) and specify the procedure for resources disposal and allocation.

On February 11, 2021, PSS Principal Fundo de Investimento em Participações Multiestratégia, managed by Prisma Capital Ltda., won the competitive tender for sale of the Phase B UPI specified in the Renova Group’s court-supervised reorganization Plan, with the proposal of R$58,386, 16.77% higher than the minimum value specified in the Plan. Renova and the PSS Principal Fund was signed the final instruments for acquisition, on March 2, 2021, the contract for sale of shares of the Phase B UPI on the terms specified in the Tender of that UPI and in the Renova Group’s court-supervised reorganization Plan, with the conclusion of the sale process on April 5, 2021.

On March 5, 2021, in the context of the court-supervised reorganization, Renova received R$362,465 from the Debtor in Possession financing contracted by its subsidiary Chipley SP Participações S.A. – in court-supervised reorganization with co-obligations by Renova and Renova Participações S.A. – in court-supervised reorganization, through a Bank Credit Note structured by Quadra Gestão de Recursos S.A. (‘Quadra Capital’) and issued in favor of QI Sociedade de Crédito Ltda., as specified and authorized in the court-supervised reorganization proceedings of the Renova Group, currently under the 2nd Court for Bankruptcies and Court-Supervised Reorganization of the Legal District of São Paulo State. The funds obtained will enable resumption of the works for conclusion of construction and start of commercial operation of Phase A of Alto Sertão III.

On May 6, 2021 the Board of Directors of Renova approved partial ratification of the increase of R$334,397 in the share capital, corresponding to the amount of the credits to be capitalized under the terms of the court-supervised reorganization plan. The Company was not part of the group of creditors that requested conversion of their credits into equity, and also will not subscribe any part of the capital increase. As a result, the equity interest held by the Company in Renova was reduced to 29.72% of the voting share and 36.23% to 15.09% of the total share. There was no effect on the present jointly control of Renova.

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On June 22, 2021 the Renova’s Board of Directors approved a capital increase by private subscription of shares, equivalent to the sum of the amounts subscribed by holders of subscription rights and the amount of the credits capitalized, with an upper limit of R$345,286, with partial ratification to be accepted if the amount subscribed was greater than or equal to R$44,928. This ‘2nd Process of Capital Increase and Conversion’ enables creditors to convert their credits into shares of Renova, and will thus facilitate compliance with the Plans, reducing indebtedness and strengthening the investee’s capital structure. Cemig GT did not participate in the group of creditors that requested conversion of their credits into shares, and thus will not follow the capital increase into the jointly control. Although this is only a remote possibility, Cemig GT will be subject to a potential dilution of 50% for the common shares and 8.66% for the preferred shares or, if there is partial ratification of the minimum amount (a probable scenario), 5.75% in common shares and 8.66% in preferred shares. In the most probable scenario, the interest of Cemig GT in the equity of Renova would be reduced to 27.33% of the common share, and from 15.09% to 13.83% of the total share. In spite of the dilution, there are no plans to alter the Renova’s control structure. Additionally, Cemig GT may request conversion of part of its credits in the next three ‘window’ periods, if there is a need to rebalance its ownership of common shares for maintenance of control.

With the approval of the court-supervised reorganization Plan, the main effects on Renova’s 2020 financial statements of were: (i) investments in the UPIs Brasil PCH, Enerbras, AS III Phase B, and Mina de Ouro, and other projects in development, are presented as held for sale, in current assets; (ii) liabilities were updated from the date of the application for court-supervised reorganization until December 31, 2020, as specified in the plan; (iii) liabilities to controlling shareholders were updated from the date of approval of the application for court-supervised reorganization, at 100% of the CDI rate; and (iv) the interest amounts accrued for the period between approval of the application and approval of the plan was reversed.

On July 20, 2021, the Board of Directors of Renova approved acceptance of a binding proposal presented by Mubadala Consultoria Financeira e Gestora de Recursos Ltda, for acquisition of 100% of Renova’s holding in the common shares (all book-entry, without par value) of Brasil PCH S.A., for R$1,100,000. On August 4, 2021, the Court Administrator declared SF 369 Participações Societárias S.A., a subsidiary of Mubadala Consultoria Financeira e Gestora de Recursos Ltda., as the winner of the Competitive Procedure for acquisition of the UPI Brasil PCH, specified in court-supervised reorganization Plan of the Renova Group Consolidated Companies, awaiting ratification of the Competitive Procedure by the 2nd Bankruptcy and Court-Supervised Reorganization Court of the Central Legal District of São Paulo State, which is conducting the court-supervised reorganization of Renova Group. The absence of any statement of interest in the Competitive Procedure by any parties until August 1, 2021 enabled the Court Administrator to declare the winning bidder early, as specified in the Sale Announcement of that Procedure.

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The transaction is fully in line with the Company’s strategy for healthy recovery and reduction of its liabilities. Renova will allocate the proceeds of the transaction especially to: pre-payment of the DIP bridge loan contracted with Quadra Capital, disbursed at the beginning of this year; payment of certain creditors outside the court-supervised reorganization plan; compliance with its obligations under the court-supervised reorganization Plan; and completion of Phase A of the Alto Sertão III Wind Farm Complex.

Considering the non-existence of any legal or constructive obligations to the investee, the Company has concluded that the granted of in-court supervised reorganization filed by Renova and approved by the court and the transactions occurred in the period of six months ended on June 30, 2021 does not have any additional impact in its interim financial information.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

On June 30, 2021 NESA had negative net working capital of R$151,481 (R$160,351 on December 31, 2020) and will spend further amounts on projects specified in its concession contract, even after conclusion of the construction and full operation of the Belo Monte Hydroelectric Plant. According to the estimates and projections, the situation of negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations and/or raising of bank loans.

On September 21, 2015, NESA was awarded a preliminary injunction ordering the grantor to abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an the grantor (Aneel) Normative Resolution 595/2013 and in the Concession Contract for the Belo Monte Hydroelectric Plant’. The legal advisers of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on June 30, 2021 to R$2,765,000 (R$2,407,000 on December 31, 2020).

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d)   Risks related to compliance with law and regulations

Jointly controlled investees:

Norte Energia S.A. (‘NESA’) - through Amazônia Energia and Aliança Norte

Investigations and other legal measures are in progress since 2015, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of NESA and certain executives of those other shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other shareholders, which are still in progress. At present, it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by NESA and its other shareholders, an infrastructure write-down of the R$183,000 was already recorded at NESA, and reflected in the Cemig GT consolidated financial statements through the equity pick effect in 2015.

On March 9, 2018 ‘Operação Fortuna’ started, as a 49th phase of ‘Operation Lava Jato’ (‘Operation Carwash’). According to what has been disclosed by the media this operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS and J. Malucelli. Management of NESA believes that so far there are no new facts that have been disclosed by the 49th phase of ‘Operation Carwash’ that require additional procedures and internal investigation in addition to those already carried out.

The Company’s management, based on its knowledge of the matters described above and on the independent procedure carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim financial information. The effects of any future alterations in the existing scenario will be reflected appropriately in the Company’s interim financial information.

Madeira Energia S.A. (‘MESA’)

Investigation and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of MESA and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations searching for irregularities involving contractors and suppliers of MESA and of its other shareholders. In response to allegations of possible illegal activities, the investee and its other shareholders started an independent internal investigation.

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The independent internal investigation, concluded in February 2019, in the absence of any future developments such as any leniency agreements by third parties that may come to be signed or collaboration undertakings that may be signed by third parties with the Brazilian authorities, found no objective evidence enabling it to be affirmed that there were any supposed undue payments by MESA (SAESA) that should be considered for possible accounting write-off, pass-through or increase of costs to compensate undue advantages and/or linking of MESA with the acts of its suppliers, in the terms of the witness accusations and/or cooperation statements that have been made public.

The Company’s management, based on its knowledge of the matters described above and on the independent procedures carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim financial information. The effects of any future changes in the existing scenario will be reflected appropriately in the Company’s interim financial information.

Renova Energia S.A. (‘Renova’)

Since 2017 Renova is part of a formal investigation by the Civil Police of Minas Gerais State and other public authorities related to certain capital injections made by some of its controlling shareholders, including the Company and its subsidiaries Cemig GT, and capital injections made by Renova in certain projects under development in previous years.

On April 11, 2019, within the ‘Operação Descarte’ scope, the Brazilian Federal Police commenced the ‘Operation E o Vento Levou’ as part of the ‘Lava Jato’ Investigation, and executed a search and seizure warrant issued by a Federal Court of São Paulo at Renova’s head office in São Paulo, based on allegations and indications of misappropriation of funds harmful to the interests of Cemig. Based on the allegations being investigated, these events are alleged to have taken place before 2015. On July 25, 2019, the second phase of the operation occurred.

The ‘Operation E o Vento Levou’ and the police investigation of the Minas Gerais State Civil Police have not yet been concluded. Thus, there is a possibility that material information may be revealed in the future. If a criminal action is filed against agents who could have damaged Renova, Renova intends to act as auxiliary to the prosecution in any criminal proceedings, and subsequently sue for civil reparation of the damages suffered.

Due to these third party investigations, the governance bodies of Renova have requested opening of an internal investigation, conducted by an independent company with the support of an external law firm, the scope of which comprises assessment of the existence of irregularities, including noncompliance with: the Brazilian legislation related to acts of corruption and money laundering; Renova’s Code of Ethics; and its integrity policies. Additionally, a Monitoring Committee was established in Renova which, jointly with the Audit Committee, accompanied this investigation. The internal investigation was concluded on February 20, 2020, and no concrete evidences of acts of corruption or diversion of funds to political campaigns were identified.

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However, the independent investigators identified irregularities in the conducting of business and agreement of contracts by Renova, including: (i) payments without evidence of the consideration of services, in the total amount of approximately R$40 million; (ii) payments not in accordance with the company’s internal policies and best governance practices, in the total amount of approximately R$137 million; and (iii) deficiencies in the internal controls of the investee.

As a result of the analysis of the above mentioned values, Renova concluded that R$35 million relates to effective assets and therefore no impairment is necessary. The remaining amount of R$142 million was already impaired in previous years, producing no impact on the interim financial information for the period ended June 30, 2021 and the financial statements for the year ended December 31, 2020.

In response to the irregularities found, and based on the recommendations of the monitoring Committee and legal advisers, the Board of Directors of Renova decided to take all the steps necessary to preserve the rights of the investee, continue with the measures to obtain reimbursement of the losses caused, and strengthen the company’s internal controls.

Since the investment at Renova is fully impaired at June 30, 2021, and since no contractual or constructive obligations in relation to the investee have been assumed by the Company and its subsidiaries, it is not expected that any effects resulting from the in-court supervised reorganization process, or the investigations, or the operational activities of this investee can significantly impact the Company’s interim financial information even if eventually not yet recorded by Renova.

Other investigations

In addition to the cases above, there are investigations being conducted by the Public Attorneys’ Office of the State of Minas Gerais (‘MPMG’) and by the Civil Police of the State of Minas Gerais (‘PCMG’), which aim to investigate possible irregularities in the investments made by Cemig GT at Guanhães Energia and also at MESA. Additionally, on April 11, 2019 agents of the Brazilian Federal Police were in the Company’s head office in Belo Horizonte to execute a search and seizure warrant issued by a São Paulo Federal Court in connection with the operation entitled “E o Vento Levou”, as described above.

These proceedings are being investigated through the analysis of documents demanded by the respective authorities, and by hearing of witnesses.

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Internal procedures for risks related to compliance with law and regulations

Taking into account the investigations that are being conducted by public authorities at the Company and at certain investees, as described above, the governance bodies of the Company have authorized contracting a specialized company to analyze the internal procedures related to these investments, as well as the factors that led the Company to be assessed by federal tax authority for not paying withholding income tax in the acquisition of Light’s interest from Enlighted (see Note 24). This independent investigation was subject to oversight of an independent investigation committee whose creation was approved by our Board of Directors.

The Company’s internal investigation was completed and the corresponding report was issued on May 8, 2020. Considering the results of the internal investigations, no objective evidence was identified to affirm that there were illegal acts on the investments made by Company that were subject to the investigation, therefore, there was no impact in the Company consolidated the interim financial information, nether for the period ended in June 30, 2021 nor in its prior financial statements.

In the second semester of 2019, Company signed tooling agreements with the Securities and Exchange Commission (SEC) and US Department of Justice (DOJ), which was extended until August, 2021 and is currently under a renewal process of additional six months. Cemig has complied with the requests and intends to continue contributing to the SEC and the DOJ.

Due to the completion of the investigations for which the Special Investigating Committee was constituted, from the delivery of the final report by the specialized company, the governance bodies of the Company decided to extinguish that Committee. If there are any future needs resulting from developments in this matter, the Committee can be reinstated.

In the end of 2020 the Company began internal procedures for investigation of allegations received by the Minas Gerais State Public Attorneys’ Office, through Official Letters, the content of which basically refers to alleged irregularities in public bidding purchasing processes. The investigation is being conducted by a new Special Investigation Committee (Comitê Especial de Investigação – CEI), with support from specialized advisers.

Investigations are ongoing, and until the present moment no matter has been identified that could present any material impact on the interim financial information at June 30, 2021, or the financial statements for prior periods.

The Company will evaluate any changes in the future scenario and eventual impacts that could affect the interim financial information, when applicable. The Company continues to cooperate with domestic and foreign authorities in their analysis related to the ongoing investigations.

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16.	PROPERTY, PLANT AND EQUIPMENT

Consolidated	Jun. 30, 2021			Dec. 31, 2020
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	246,857	(24,510)	222,347	246,857	(22,624)	224,233
Reservoirs, dams and watercourses	3,304,298	(2,320,094)	984,204	3,299,589	(2,279,878)	1,019,711
Buildings, works and improvements	1,100,764	(844,943)	255,821	1,100,469	(835,848)	264,621
Machinery and equipment	2,659,123	(1,963,690)	695,433	2,646,844	(1,929,584)	717,260
Vehicles	20,602	(18,993)	1,609	20,602	(18,756)	1,846
Furniture and utensils	13,791	(11,121)	2,670	13,813	(10,991)	2,822
	7,345,435	(5,183,351)	2,162,084	7,328,174	(5,097,681)	2,230,493

In progress	230,797	-	230,797	176,650	-	176,650
Net property, plant and equipment	7,576,232	(5,183,351)	2,392,881	7,504,824	(5,097,681)	2,407,143

Parent company	Jun. 30, 2021			Dec. 31, 2020
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	82	-	82	82	-	82
Buildings, works and improvements	55	(23)	32	55	(22)	33
Machinery and equipment	5,220	(4,814)	406	5,220	(4,645)	575
Furniture and utensils	748	(711)	37	748	(706)	42
	6,105	(5,548)	557	6,105	(5,373)	732

In progress	460	-	460	460	-	460
Net property, plant and equipment	6,565	(5,548)	1,017	6,565	(5,373)	1,192

Changes in PP&E are as follows:

Consolidated	Dec. 31, 2020	Additions	Disposals	Depreciation	Transfers / capitalizations	Jun. 30, 2021
In service
Land (1)	224,233	-	-	(1,886)	-	222,347
Reservoirs, dams and watercourses	1,019,711	-	-	(40,274)	4,767	984,204
Buildings, works and improvements	264,621	-	-	(9,094)	294	255,821
Machinery and equipment	717,260	-	(98)	(34,445)	12,716	695,433
Vehicles	1,846	-	-	(237)	-	1,609
Furniture and utensils	2,822	-	-	(152)	-	2,670
	2,230,493	-	(98)	(86,088)	17,777	2,162,084
In progress	176,650	71,924	-	-	(17,777)	230,797
Net property, plant and equipment	2,407,143	71,924	(98)	(86,088)	-	2,392,881

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.

Parent company	Dec. 31, 2020	Depreciation	Jun. 30, 2021
In service
Land	82	-	82
Buildings, works and improvements	33	(1)	32
Machinery and equipment	575	(169)	406
Furniture and utensils	42	(5)	37
	732	(175)	557
In progress	460	-	460
Net property, plant and equipment	1,192	(175)	1,017

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Consortium

The Company is a partner in an energy generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession. The Company’s portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets.

	Stake in power output (%)	Average annual depreciation rate (%)	Jun. 30, 2021	Dec. 31, 2020
In service
Queimado Power Plant	82.50	3.94	218,448	218,111
Accumulated depreciation			(122,036)	(117,271)
Total operation			96,412	100,840

In progress
Queimado Power Plant	82.50	-	1,523	1,580
Total construction			1,523	1,580
Total			97,935	102,420

17.	INTANGIBLE ASSETS

Consolidated	Jun. 30, 2021			Dec. 31, 2020
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	14,692	(4,423)	10,269	13,217	(4,045)	9,172
Onerous concession	18,614	(13,184)	5,430	19,169	(13,288)	5,881
Assets of concession (1)	21,082,719	(9,413,423)	11,669,296	20,781,598	(9,107,068)	11,674,530
Assets of concession - GSF	909,601	-	909,601	-	-	-
Others	78,046	(72,148)	5,898	78,015	(70,286)	7,729
	22,103,672	(9,503,178)	12,600,494	20,891,999	(9,194,687)	11,697,312
In progress	128,226	-	128,226	112,616	-	112,616
Net intangible assets	22,231,898	(9,503,178)	12,728,720	21,004,615	(9,194,687)	11,809,928

(1)	The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$122,144 (R$127,841 on December 31, 2020), and of the gas distribution concession, granted to Gasmig, valued at R$403,874 (R$411,503 on December 31, 2020), are included in the interim financial information of the subsidiary Cemig GT and of the Company, respectively, and in accordance with Technical Interpretation ICPC 09, the investments and are classified in the consolidated balance sheet under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession.

Parent company	Jun. 30, 2021			Dec. 31, 2020
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Software use rights	13,564	(11,655)	1,909	13,564	(10,968)	2,596
Brands and patents	8	(8)	-	8	(8)	-
Others	9	(9)	-	9	(9)	-
	13,581	(11,672)	1,909	13,581	(10,985)	2,596
In progress	89	-	89	59	-	59
Net intangible assets	13,670	(11,672)	1,998	13,640	(10,985)	2,655

Changes in intangible assets are as follow:

Consolidated	Dec. 31, 2020	Additions	Disposals	Amortization	Transfers (1)	Jun. 30, 2021
In service
Useful life defined
Temporary easements	9,172	-	-	(378)	1,475	10,269
Onerous concession	5,881	-	(139)	(312)	-	5,430
Assets of concession	11,674,530	-	(13,220)	(368,943)	376,929	11,669,296
Assets of concession - GSF	-	909,601	-	-	-	909,601
Others	7,729	-	-	(1,862)	31	5,898
	11,697,312	909,601	(13,359)	(371,495)	378,435	12,600,494
In progress	112,616	16,461	-	-	(851)	128,226
Net intangible assets	11,809,928	926,062	(13,359)	(371,495)	377,584	12,728,720
(1)	The transfers were made between concession contract assets to Intangible assets: R$377,584.

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Parent company	Dec. 31, 2020	Additions	Amortization	Jun. 30, 2021
In service
Useful life defined
Softwares use rights	2,596	-	(687)	1,909
	2,596	-	(687)	1,909
In progress	59	30	-	89
Net intangible assets	2,655	30	(687)	1,998

Concession assets

The energy and gas distribution infrastructure assets already in service and that will be fully amortized during the concession term are recorded as intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 14.

The authorization rights of gas distribution granted to Gasmig, in the amount of R$403,874 (R$411,503 on December 31, 2020), are classified as intangible assets in the Company’s consolidated balance sheet and are recognized as investments in its individual balance sheet, as Note 15, in accordance with Technical Interpretation ICPC 09.

On December, 31, 2020, upon conclusion of the refurbishment of the 19 aero generators of the subsidiary Volta do Rio and full resumption of its generation capacity, the Company tested its operation assets for impairment, and it was found an improvement that economic and financial equilibrium, and the liquidity, of the subsidiary. As a result, the Company reversed part of the loss that had been recognized, resulting in a net reversal of R$13,825 on December, 31, 2020, which is posted in the statement of income as other expenses.

The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital (WACC) defined for the company’s wind generation activity, using the Firm Cash Flow (FCFF) methodology.

Renegotiation of hydrological risk – the Generation Scaling Factor (GSF)

On September 9, 2020, the Law 14,052 was issued, changing the Law 13,203/2015 and establishing new conditions for renegotiation of hydrological risk in relation to the portion of costs incurred due to the GSF, borne by the holders of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) between 2012 and 2017.

The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by:

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(i)	generation ventures classified as structural, related to bringing forward of physical guarantee of the plants;
(ii)	the restrictions on start of operation of the transmission facilities necessary for outflow of the generation output of structural projects; and
(iii)	generation outside the merit order system, and importation.

This compensation will take the form of extension of the grant of concession or authorization to operate, limited to 7 years, calculated on the basis of the parameters applied by Aneel.

On December 1, 2020, Aneel issued its Normative Resolution 895, which established the methodology for calculation of the compensation, and the procedures for renegotiation of hydrological risk. To be eligible for the compensations under Law 14,052, the holders of hydroelectric plants participating in the MRE are required to:

(i)	cease any legal actions which claimed exemption from or mitigation of hydrological risks related to the MRE;
(ii)	relinquishing any claims and/or further legal actions in relation to exemptions from or mitigation of hydrological risks related to the MRE; and
(iii)	not to have renegotiated hydrological risk under Law 13,203/2015.

On August 03, 2021, Aneel ratified, through the Ratifying Resolution nº. 2,919/2021, the terms of concession extension of hydroelectric plants participating in the MRE, including all of the Company plants suitable for the renegotiation, except for Queimado and Irapé, which renegotiate the hydrological risk through the Resolution nº. 684/2015 and were not covered by the Resolution nº. 2,919/2021. The values ratified are aligned with the Company estimations, based on the Resolution Aneel nº. 895/2020.

On June 11, 2021, the Board of Directors of Cemig GT authorized withdrawal of any legal proceedings based on the MRE, and the signing of the Term of Acceptance of Law 14,052/2020 provisions, for the plants within the concession contracts of Cemig GT and subsidiaries. With the approval by the Board of Directors, the Company recognized an intangible asset relating to the right to the extension of concessions, with counterpart in “Operational costs – Recovery of costs – Hydrological risk”, in the amount of R$909,601.

The fair values of the concessions extension rights have been estimated individually, as shown in the table below, using the revenue approach, under which future values are converted into a single present value, discounted by the rate of profitability approved by Management for the energy generation activity, reflecting present market expectations in relation to the future amounts.

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Power Plant	Intangible assets – Right to extension of concession	End of concession	Extension in years	New end of concession
Cemig Geração Camargos	9,459	01/05/2046	7	01/03/2053
Cemig Geração Itutinga	7,713	01/05/2046	7	01/03/2053
Cemig Geração Leste	154
Dona Rita	11	07/03/2046	4	07/19/2050
Ervalia	8	07/03/2046	0.8	04/19/2047
Neblina	11	07/03/2046	0.8	04/19/2047
Peti	113	01/05/2046	7	01/03/2053
Sinceridade	1	07/03/2046	0.7	03/12/2047
Tronqueiras	10	01/05/2046	1	12/26/2046
Cemig Geração Oeste	234
Cajuru (Cemig)	234	01/05/2046	7	01/03/2053
Cemig Geração Salto Grande	40,079	01/05/2046	7	01/03/2053
Cemig Geração Sul	2,106
Coronel Domiciano	36	07/03/2046	0.8	04/11/2047
Joasal	450	01/05/2046	7	01/03/2053
Marmelos	238	01/05/2046	7	01/03/2053
Paciencia	205	01/05/2046	7	01/03/2053
Piau	1,177	01/05/2046	7	01/03/2053
Cemig Geração Três Marias	115,831	01/05/2046	7	01/03/2053
Cemig Poço Fundo	1,482	05/29/2045	7	05/27/2052
Cemig PCH (Pai Joaquim)	418	04/04/2032	0.4	09/14/2032
Horizontes	130
Machado Mineiro	130	07/08/2025	1.9	05/21/2027
Rosal	8,900	05/08/2032	3.6	12/13/2035
Sá Carvalho	39,690	12/01/2024	1.7	08/27/2026
Total	226,196
Nova Ponte	254,956	07/23/2025	2.1	08/11/2027
Queimado	2,122	12/18/2032	0.1	02/05/2033
Sao Bernardo (Cemig)	655	08/19/2025	1.9	06/27/2027
Emborcação	425,672	07/23/2025	1.8	05/26/2027
Total Cemig GT	683,405
Total (R$)	909,601

The values to which the Company is entitled, presented for the concession extension rights of Queimado and Irapé plants, which were not covered by the Resolution nº. 2,919/2021, might not suffer any significant changes. The dispute related to these values is supplementary and does not create risks in relation to the matter, and thus does not affect the value of the asset recognized by the Company.

The Resolution nº. 2,919/2021 ratified the amount of the right to compensation for the São Simão, Jaguara, Miranda and Volta Grande generation plants, which had been owned by Cemig GT during the period stipulated in the Law 14,052/20 for the calculation of the amount to be compensated, but does not specify how this compensation will happen in the event of absence of debts with the Federal Government related to the regime of concessions determined in that Law. The amounts calculated are:

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Cemig Geração - Plant re-offered for tender	Amount
São Simão	783,004
Miranda	145,528
Jaguara	237,218
Volta Grande	156,688
Total	1,322,438

Since there is no legal provision relating to how the compensation of these non-hydrological risks will happen and the Company’s right depends on the occurrence of uncertain future events, which are not totally under its control, as such these contingent assets have not been recognized.

18.	LEASING TRANSACTIONS

The Company and its subisiaries recognized a right of use and a lease liability for the following contracts which contain a lease in accordance with CPC 06 (R2) / IFRS 16:

▪	Leasing of commercial real estate used for serving customers;
▪	Leasing of buildings used as administrative headquarters;
▪	Leasing of commercial vehicles used in operations.

The Company and its subsidiaries has elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets). Thus, these leasing agreements are recognized as an expense in the income statement on the straight-line basis, over the period of the leasing. Their effects on net income from January to June 2021 were immaterial.

The discount rates were obtained by reference to the Company’s incremental borrowing rate, based on the debts contracted by the Company and through quotations with potential financial institutions and reflect the Company’s credit risk and the market conditions at the lease agreement date, as follows:

Marginal rates	Annual rate (%)	Monthly rate (%)
Initial application
Up to two years	7.96	0.64
Three to five years	10.64	0.85
Six to twenty years	13.17	1.04

Contracts entered – 2019 at 2021
Up to three years	6.87	0.56
Three to four years	7.33	0.59
Four to twenty years	8.08	0.65

a)	Right of use

The right of use asset was valued at cost, comprising the amount of the initial measurement of the leasing liabilities, and amortized on the straight-line basis up to the end of the period of leasing or of the useful life of the asset identified, as the case may be.

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Changes in the right of use asset are as follows:

Consolidated	Real estate property	Vehicles	Total
Balances on December 31, 2020	185,498	26,576	212,074
Settled	(2,112)	-	(2,112)
Amortization (1)	(4,489)	(18,368)	(22,857)
Addition	9,723	-	9,723
Remeasurement (2)	(10,110)	1,627	(8,483)
Balances on June 30, 2021	178,510	9,835	188,345

(1)	Amortization of the Right of Use recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$276 on June 30, 2021 (R$1,929 on December 31, 2020).
(2)	The Company and its subsidiaries have identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

Parent company	Real estate property
Balances on December 31, 2020	2,058
Amortization (1)	(41)
Remeasurement (2)	(123)
Balances on June 30, 2021	1,894

(1)	Amortization of the Right of Use recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$3 on June 30, 2021 (R$123 on December 31, 2020).
(2)	The Company and its subsidiaries have identified events giving rise to revaluation and modifications of their principal contracts. The leasing liabilities are restated with adjustment to the asset of Right of Use.

b)	Leasing liabilities

The liability for leasing agreements is measured at the present value of lease payments to be made over the lease term, discounted at the Company’s incremental borrowing rate. The liability carrying amount is remeasured to reflect leases modifications.

The changes in the lease liabilities are as follows:

	Consolidated	Parent company
Balances on December 31, 2020	226,503	2,114
Addition	9,723	-
Settled	(1,691)	78
Interest incurred (1)	13,319	135
Leasing paid	(33,377)	(135)
Interest in leasing contracts	(1,030)	(5)
Remeasurement (2)	(8,483)	(124)
Balances on June 30, 2021	204,964	2,063

Current liabilities	35,863	265
Non-current liabilities	169,101	1,798

(1)	Financial revenues recognized in the Income Statement are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$840 and R$10 on June 30, 2021 (R$1,833 and R$25 on December 31, 2020), for the consolidated and individual interim financial information, respectively.
(2)	The Company and its subsidiaries identified events that give rise to restatement and modifications of their principal contracts; the leasing liability was remeasured with an adjustment to the asset of Right of Use.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Consolidated		Parent company
	Nominal	Adjusted to present value	Nominal	Adjusted to present value
Consideration for the leasing	595,017	204,964	6,615	2,063
Potential PIS/Pasep and Cofins (9.25%)	52,356	17,065	634	191

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The Company, in measuring and remeasuring of its lease liability for leasing and for right of use, used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by CPC 06 (R2).

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

	Consolidated (nominal)	Parent company (nominal)
2021	23,931	135
2022	27,961	270
2023	25,870	270
2024	25,764	270
2025	25,676	270
2026 at 2045	465,816	5,400
Undiscounted values	595,018	6,615
Embedded interest	(390,054)	(4,552)
Lease liabilities	204,964	2,063

19.       SUPPLIERS

	Consolidated
	Jun. 30, 2021	Dec. 31, 2020
Energy on spot market – CCEE	374,213	490,285
Charges for use of energy network	200,788	192,287
Energy purchased for resale	908,875	807,708
Itaipu Binacional	317,873	325,277
Gas purchased for resale	213,969	126,850
Materials and services	365,978	415,913
	2,381,696	2,358,320

20.	TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	Consolidated		Parent company
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Current
ICMS	161,377	112,068	-	-
Cofins (2)	150,943	183,995	17,853	37,853
PIS/Pasep (2)	32,830	41,116	3,855	9,266
INSS	28,878	28,715	1,718	1,585
Others (1)	66,849	139,845	332	40,064
	440,877	505,739	23,758	88,768
Non-current
Cofins (3)	250,632	215,878	-	-
PIS/Pasep (3)	54,409	46,867	-	-
	305,041	262,745	-	-
	745,918	768,484	23,758	88,768
Amounts to be refunded to customers
Current
PIS/Pasep and Cofins	1,590,108	448,019	-	-
Non-current
PIS/Pasep and Cofins	2,233,992	3,569,837	-	-
	3,824,100	4,017,856	-	-
(1)	This includes the withholding income tax on Interest on equity declared on June 29, 2021. This payment was made in July 2021, in accordance with the tax legislation.
(2)	Includes Cofins and PIS/Pasep recognized in current liability includes the deferred taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see Note 14.
(3)	The deferral of PIS/Pasep and Cofins taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see Note 2.3 and 14.

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The amounts of PIS/Pasep and Cofins taxes to be refunded to customers refer to the credits to be received by the Cemig D following the inclusion of the ICMS value added tax within the taxable amount for calculation of those taxes, in amount of R$3,408,028, according Note 8 (a).

The Cemig D has a liability corresponding to the credits to be refunded to its customers, which comprises the period of the 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating.

The Company started the reimbursement of the amounts to its customers, as follows:

▪	On August 18, 2020, Aneel ratified the inclusion into the tariff adjustment for 2020 of a negative financial component of R$714,339, in effect from August 19, 2020 to May 27, 2021 – this corresponds to the release of the escrow funds following final judgment in Company’s favor against which there is no further appeal.

▪	On May 25, 2021, Aneel ratified incorporation into the 2021 tariff adjustment, in effect from May 28, 2021 to May 27, 2022, of the negative financial component of R$1,573,000, corresponding to the total total amount confirmed by the Brazilian tax authority (‘Receita Federal’). See Note 13.4 for more information on the Cemig D tariff adjustment.

Although the definitive criteria for the refunding of PIS/Pasep and Cofins taxes to customers are pending, awaiting conclusion of discussions with Aneel and the mechanisms and criteria for reimbursement, when actual offsetting of the tax credits takes place.

Additionally, as per Note 8 (a), the subsidiary Gasmig recognized the amounts of the PIS/Pasep and Cofins taxes credits over ICMS for the periods covered by the legal action that argues this matter, in the amount of R$219,753. In the absence of a court judgment against which there is no further appeal, the subsidiary recorded a liability in the amount of R$195,274, corresponding to the amounts to be refunded to its customers, based on 10 years period, from the date of the end of the quarter. The 10 years period refers to the maximum amount possibly subject to restitution, to be validated after complementary analyses of the court decisions that will be issued, and the legislation in effect when the case was ruled against which there is no further appeal.

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21.       LOANS, FINANCING AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	Consolidated
				Jun. 30, 2021			Dec. 31, 2020
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (4)	2024	Diverse	U$$	-	-	-	11,725
Eurobonds (2)	2024	9.25%	U$$	56,703	7,503,300	7,560,003	7,853,959
(-)Transaction costs				-	(14,042)	(14,042)	(15,664)
(±) Interest paid in advance (3)				-	(22,747)	(22,747)	(25,314)
Debt in foreign currency				56,703	7,466,511	7,523,214	7,824,706
BRAZILIAN CURRENCY
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$	7,076	-	7,076	17,204
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$	9,572	-	9,572	14,086
Eletrobrás (4)	2023	UFIR + 6.00% at 8.00%	R$	3,336	3,994	7,330	9,058
Sonda (7)	2021	110.00% of CDI	R$	50,706	-	50,706	50,008
(-)Transaction costs				-	-	-	(55)
Debt in Brazilian currency				70,690	3,994	74,684	90,301
Total of loans and financings				127,393	7,470,505	7,597,898	7,915,007
Debentures - 3th Issue – 3rd Series (2)	2022	IPCA + 6.20%	R$	392,089	-	392,089	761,520
Debentures - 7th Issue – Single series (2) (10)	2021	140.00% of CDI	R$	-	-	-	288,839
Debentures - 3th Issue – 2nd Series (4)	2021	IPCA + 4.70%	R$	-	-	-	587,956
Debentures - 3th Issue – 3rd Series (4)	2025	IPCA + 5.10%	R$	278,214	777,640	1,055,854	1,035,247
Debentures - 7th Issue – 1st Series (4)	2024	CDI + 0.45%	R$	543,106	1,080,000	1,623,106	1,891,927
Debentures - 7th Issue – 2nd Series (4)	2026	IPCA + 4.10%	R$	2,910	1,657,402	1,660,312	1,587,924
Debentures – 4th Issue – 1st Series (8)	2022	TJLP+1.82%	R$	10,150	4,866	15,016	19,629
Debentures – 4th Issue – 2nd Series (8)	2022	Selic + 1.82%	R$	4,338	2,197	6,535	9,089
Debentures – 4th Issue – 3th Series (8)	2022	TJLP + 1.82%	R$	11,724	4,651	16,375	21,807
Debentures – 4th Issue – 4th Series (8)	2022	Selic + 1.82%	R$	5,170	2,604	7,774	10,703
Debentures – 7th Issue – Single series (8)	2023	CDI + 1.50%	R$	20,026	40,000	60,026	60,024
Debentures – 8th Issue – Single series (8)	2031	IPCA + 5.27%	R$	17,293	913,698	930,991	890,440
(-) Discount on the issuance of debentures (9)				-	(16,664)	(16,664)	(18,300)
(-) Transaction costs				(3,035)	(27,289)	(30,324)	(41,254)
Total, debentures				1,281,985	4,439,105	5,721,090	7,105,551
Total				1,409,378	11,909,610	13,318,988	15,020,558

Financing source	Principal maturity	Annual financial cost %	Currency	Parent company
				Jun. 30, 2021			Dec. 31, 2020
				Current	Non-current	Total	Total
BRAZILIAN CURRENCY
Sonda (7)	2021	110.00% of CDI	R$	50,706	-	50,706	50,008
(-) Transaction costs				-	-	-	(55)
Total of loans and financings				50,706	-	50,706	49,953

(1)	On June 18, 2021, Cemig D made early settlement of the debt under the Debt Confirmation and Consolidation Agreement, in the principal amount of US$44,626, considering the guarantees constituted in the amount of US$42,843, by payment in cash, of roughly US$1,783. The total amount disbursed, comprising the basic cash amount, interest and fees, is R$10,075 on the date of payment.
(2)	Cemig Geração e Transmissão;
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição;
(5)	Central Eólica Praias de Parajuru. Early payment of the entire debt was made on July 23, 2021, in the amount of R$5,320. Until the settlement of the contracts, guarantees were maintained and the contractual obligations complied with;
(6)	Central Eólica Volta do Rio. Early payment of the entire debt was made on July 23, 2021 in the amount of R$8,766. Until the settlement of the contracts, guarantees were maintained and the contractual obligations complied with;
(7)	Parent Company. Arising from merger of Cemig Telecom.
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(8)	Gasmig; The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850,000, were used to redeem the Promissory Notes issued on September 26, 2019, with maturity at 12 months, whose proceeds were used in their entirety for payment of the concession grant fee for the gas distribution concession contract.
(9)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.
(10)	On February 02, 2021, the Company made the mandatory early redemption of this debentures, in the amount of R$264,796, with 20% discount of the funds obtained by the sale of the Company’s interest in Light. For more information about the sale of the Company’s interest in Light, see Note 32.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million (“cross default”).

Partial repurchase of Eurobonds – Tender Offer

On July 19, 2021 Cemig GT launched a Cash Tender Offer to acquire its debt securities issued in the external market, maturing in 2024, with 9.25% annual coupon, up to a principal amount of US$500 million. The price to be paid in the Cash Tender was 116.25%, or US$1,162.50 per US$1,000 of the principal amount.

On July 30, 2021, offers had been received from holders of Notes representing a total of US$774 million. Since the aggregate principal of all the Notes validly offered, until the Early Offer Date, exceeded the maximum amount, Cemig accepted the Notes offered on a pro rata basis until the ceiling amount of U$500 million.

In addition to the total acquisition amount, holders of validly offered notes that were accepted for purchase also received accumulated interest not yet paid since and including the last interest payment date, until but not including the Initial Settlement Date (August 5, 2021).

The financial settlement and cancellation of notes occurred on August 05, 2021 and the offers closing date is scheduled for August 13, 2021. The effects related to the repurchase of bonds are described below:

	%	US$	R$
Principal Amount	100.00	500,000	2,568,500
Premium to the market price + Tender	16.25	81,250	417,381
Accrued interests	1.54	7,708	39,598
		588,958	3,025,479

IOF (‘financial operations tax’) levied on premium	0.38	309	1,586
Income tax on premium	17.65	14,338	73,655
Income tax on accrued interests	17.65	1,360	6,988
		16,007	82,229

Total of payments	-	604,966	3,107,708

Partial disposal of hedge	-	-	(774,409)
NDF positive adjustment (*)	-	-	(23,699)
Total	-	-	2,309,600

(*) Difference between the dollar PTAX on the purchase date (R$5.137) and the financial instrument – NDF, protecting against foreign exchange, with the dollar purchase cap of R$5.0984.

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Guarantees

The guarantees of the debt balance on loans and financing, on June 30, 2021, were as follows:

Jun. 30, 2021
Promissory notes and Sureties	8,970,728
Guarantee and Receivables	3,259,770
Receivables	69,225
Shares	50,706
Unsecured	968,559
TOTAL	13,318,988

The composition of loans, financing and debentures, by currency and index, with the respective amortization, is as follows:

Consolidated	2021	2022	2023	2024	2025	2026	Total
Currency
US dollar	56,703	-	-	7,503,300	-	-	7,560,003
Total, currency denominated	56,703	-	-	7,503,300	-	-	7,560,003
Index
IPCA (1)	47,721	642,785	259,213	355,957	1,190,034	1,543,536	4,039,246
UFIR/RGR (2)	1,686	3,265	2,379	-	-	-	7,330
CDI (3)	316,106	602,041	560,000	270,000	-	-	1,748,147
URTJ/TJLP (4)	36,129	11,910	-	-	-	-	48,039
Total by index	401,642	1,260,001	821,592	625,957	1,190,034	1,543,536	5,842,762
(-)Transaction costs	(2,583)	(781)	(760)	(16,660)	(4,916)	(18,666)	(44,366)
(±)Interest paid in advance	-	-	-	(22,747)	-	-	(22,747)
(-) Discount	-	-	-	-	(8,332)	(8,332)	(16,664)
Overall total	455,762	1,259,220	820,832	8,089,850	1,176,786	1,516,538	13,318,988

Parent company	2021	Total
Indexers
CDI (3)	50,706	50,706
Total, governed by indexers	50,706	50,706

(1) Expanded National Customer Price (IPCA) Index.

(2) Fiscal Reference Unit (Ufir / RGR).

(3) CDI: Interbank Rate for Certificates of Deposit.

(4) Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)

The principal currencies and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change on Jan to Jun 30, 2021 (%)	Accumulated change on Jan to Jun 30, 2020 (%)	Indexer	Accumulated change on Jan to Jun 30, 2021 (%)	Accumulated change on Jan to Jun 30, 2020 (%)
US dollar	(3.74)	35.86	IPCA	3.77	0.10
			CDI	1.26	1.76
			TJLP	1.32	(11.31)

Currency	Accumulated change on Apr to Jun 30, 2021 (%)	Accumulated change on Apr to Jun 30, 2020 (%)	Indexer	Accumulated change on Apr to Jun 30, 2021 (%)	Accumulated change on Apr to Jun 30, 2020 (%)
US dollar	(12.20)	5.33	IPCA	1.68	(0.43)
			CDI	0.77	0.74
			TJLP	5.01	(2.95)

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The changes in loans, financing and debentures are as follows:

	Consolidated	Parent company
Balances on December 31, 2020	15,020,558	49,953
Monetary variation	142,579	-
Exchange rate variation	(292,379)	-
Financial charges provisioned	602,204	698
Amortization of transaction cost	12,606	55
Financial charges paid	(638,160)	-
Amortization of financing	(1,533,724)	-
Reclassification to “Other obligations” (1)	5,304	-
Balances on June 30, 2021	13,318,988	50,706

(1)	Reclassification to Cemig D’s customers (CMM and Serra da Fortaleza).

Borrowing costs, capitalized

The subsidiaries Cemig D and Gasmig considered the costs of loans and financing linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	Jun. 30, 2021	Jun. 30, 2020
Costs of loans and financing	602,204	605,621
Financing costs on intangible assets and contract assets (1) (Note 17 and 21)	(12,872)	(22,515)
Net effect in Profit or loss	589,332	583,106

(1)	The average capitalization rate p.a. on Jun. 30, 2021 was 7.78% (4.28% on Jun. 30, 2020).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

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Restrictive covenants

The Company and its subsidiaries have contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Compliance required
7th Debentures Issue Cemig GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 2.5 in 2021	The following or less: 2.5 in 2021	Semi-annual and annual
Eurobonds Cemig GT (2)	Net debt / Ebitda adjusted for the Covenant (6)	The following or less: 3.0 on June 30, 2021 2.5 on/after Dec. 31, 2021	The following or less: 3.0 on June 30, 2021 3.0 on/after Dec. 31, 2021	Semi-annual and annual
7th Debentures Issue Cemig D	Net debt / Ebitda adjusted	Less than 3.5	Less than 3.0	Semi-annual and annual
Debentures GASMIG (3)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less: 2.5 on/after Dec, 31.2020	-	Annual
8th Debentures Issue Gasmig Single series (4)	EBITDA/Debt servicing Net debt/EBITDA	1.3 or more as of Dec, 31.2020 3.0 or less as of Dec, 31.2020	- -	Annual Annual
Financing Caixa Econômica Federal Parajuru and Volta do Rio (5)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	1.20 or more 20.61% or more (Parajuru) 20.63% or more (Volta do Rio) 20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	- - -	Annual (during amortization) Always Always

(1)	7th Issue of Debentures by Cemig GT, as of December 31, 2016, of R$2,240 million.
(2)	In the event of a possible breach of the financial covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenants – that the consolidated debt, shall have a guarantee for debt of 1.75x Ebitda (2.0 as of December 31, 2017); and a ‘damage’ covenant, requiring real guarantee for debt at Cemig GT of 1.5x Ebitda.
(3)	If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable by the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).
(4)	Non-compliance with the financial covenants results in automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment after receipt of notification.
(5)	The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the debt remaining balance. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020. Early payment of the entire debtor balance was made on July 23, 2021, in the amount of R$5,320 (Central Eólica Praias de Parajuru) and R$8,766 (Volta do Rio). Until the settlement of the contracts, guarantees were maintained and the contractual obligations complied with.
(6)	Ebitda is defined as: (i) Profit before interest, income tax and Social Contribution tax on profit; depreciation; and amortization, calculated in accordance with CVM Instruction 527, of October 4, 2012; – less: (ii) non-operational profit; any non-recurring non-monetary credits or gains that increase net profit; any payments in cash made on consolidated basis during the period relating to non-monetary charges that were newly added in the calculation of Ebitda in any prior period; and any non-recurring non-monetary expenses or charges.

On June 30, 2021, the Company and its subsidiaries were compliant with the covenants.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 30.

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22.       REGULATORY CHARGES

	Consolidated
	Jun. 30, 2021	Dec. 31, 2020
Liabilities
Global Reversion Reserve (RGR)	27,927	27,515
Energy Development Account (CDE)	109,126	64,179
Regulator inspection fee – ANEEL	3,339	3,200
Energy Efficiency Program	206,995	264,952
Research and development (R&D)	102,705	224,632
Energy System Expansion Research	3,678	3,776
National Scientific and Technological Development Fund	7,362	7,557
Proinfa – Alternative Energy Program	9,781	7,435
Royalties for use of water resources	6,846	12,976
Emergency capacity charge	26,325	26,325
Customer charges – Tariff flags	96,843	89,825
CDE on R&D	88,748	-
CDE on EEP	65,683	-
Others	4,626	4,624
	759,984	736,996

Current liabilities	600,418	445,807
Non-current liabilities	159,566	291,189

23.       POST-EMPLOYMENT OBLIGATIONS

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2020	2,908,495	3,319,093	64,324	551,135	6,843,047
Expense recognized in Statement of income	100,266	126,049	2,530	21,274	250,119
Contributions paid	(113,087)	(79,480)	(1,471)	(4,934)	(198,972)
Net liabilities at June 30, 2021	2,895,674	3,365,662	65,383	567,475	6,894,194

				Jun. 30, 2021	Dec. 31, 2020
Current liabilities				324,307	304,551
Non-current liabilities				6,569,887	6,538,496

Parent company	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2020	512,937	201,080	4,682	20,081	738,780
Expense recognized in Statement of income	17,702	7,371	176	747	25,996
Contributions paid	(5,564)	(4,687)	(93)	(149)	(10,493)
Net liabilities at June 30, 2021	525,075	203,764	4,765	20,679	754,283

				Jun. 30, 2021	Dec. 31, 2020
Current liabilities				25,738	25,062
Non-current liabilities				728,545	713,718

Amounts recorded as current liabilities refer to contributions to be made by Cemig and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, totaling R$215,971 (R$223,727 on June 30, 2020), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$34,148 (R$21,749 on June 30, 2020).

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Debt with the pension fund (Forluz)

On June 30, 2021, the Company and its subsidiaries have recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$429,752 on June 30, 2021 (R$472,559 on December 31, 2020). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the statement of income.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 e 2017. On June 30, 2021 the total amount payable by Cemig as a result of the Plan A deficit is R$540,074 (R$540,142 on December, 31, 2020, referring to the Plan A deficits of 2015, 2016 and 2017). The monthly amortizations, calculated by the constant installments system (Price Table), will be paid until 2031 for the 2015 and 2016 deficits, in the amount of R$360,826, and up to 2033 for the 2017 deficit, in the amount of R$179,248. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

In December, 2020, in accordance with the applicable legislation, Forluz proposed to Cemig a new Debt Assumption Instrument to be signed, if approved, by Forluz, Cemig, Cemig GT and Cemig D, in accordance with the plan to cover the deficit of Plan A, which occurred in 2019. The total amount to be paid by the Company to cover the deficit, without considering parity of contribution, is R$160,425, through 166 monthly installments. The remuneration interest rate over the outstanding balance is 6% per year, plus the effect of the IPCA. If the plan reaches actuarial balance before the full period of amortization of the debt, the Company will not be required to pay the remaining installments and the contract will be extinguished.

The Company acknowledged the legal obligation in relation to the deficit of Plan A corresponding to 50% of the minimum amount, and, thus, obeying the contribution parity rule, made payments of R$2,213 in consignment, corresponding to April, May and June 2021, to remain at the disposal of Forluz to be redeemed at an account with an official bank. Due to the refusal by Forluz to receive this amount, on May 26, 2021 the Company proposed an Action of Consignment in Payment, which is in its initial pleading phase.

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Due to the Debt Assumption Instrument not being signed for coverage of the minimum amount proposed in the plan for solution of the Plan A actuarial deficit for 2019, and the refusal of the payments in consignment made by the Company, on April 27, 2021 Forluz filed legal action against sponsors Cemig, Cemig GT and Cemig D, applying for approval and confirmation of the request to ensure compliance with the contracting of the debt for coverage of the deficit of Plan A, in the amount of R$160,425, for the 2019 business year. The chances of loss have been assessed as ‘possible’, due to the action still being at the instruction phase, and there being no decisions on the merit.

24.   PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company and its subsidiaries are defendant

Company and its subsidiaries recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	Dec. 31, 2020	Additions	Reversals	Settled	Jun. 30, 2021
Labor	427,515	49,299	(9,165)	(35,490)	432,159
Civil
Customer relations	22,089	12,899	-	(10,568)	24,420
Other civil actions	32,495	9,822	(82)	(4,546)	37,689
	54,584	22,721	(82)	(15,114)	62,109
Tax	1,294,287	59,387	(78,361)	(59)	1,275,254
Regulatory	51,660	2,882	(6,210)	(1,170)	47,162
Others	64,391	10,528	(2,146)	(4,755)	68,018
Total	1,892,437	144,817	(95,964)	(56,588)	1,884,702

	Parent company
	Dec. 31, 2020	Additions	Reversals	Settled	Jun. 30, 2021
Labor	28,152	8,418	-	(3,749)	32,821
Civil				-
Customer relations	550	193	-	(169)	574
Other civil actions	3,178	20	(82)	(20)	3,096
	3,728	213	(82)	(189)	3,670
Tax	170,624	3,298	-	(24)	173,898
Regulatory	18,606	-	(3,772)	-	14,834
Others	1,275	1,135	(71)	(305)	2,034
Total	222,385	13,064	(3,925)	(4,267)	227,257

The Company and its subsidiaries’ management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this interim financial information in relation to the the timing of any cash outflows, or any possibility of reimbursements.

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The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries’ result of operations or financial position.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’ and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$1,543,921 (R$1,386,147 at December 31, 2020), of which R$432,159 (R$427,515 at December 31, 2020) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Alteration of the monetary updating index of employment-law cases

On December 2020 the Federal Supreme Court gave partial judgment in favor of two actions for declaration of constitutionality, and ruled that monetary adjustment applied to employment-law liabilities should be by the IPCA-E index until the stage of service of notice in a legal action, and thereafter by application of the Selic rate, and the Reference Rate (TR) is not applicable to any employment-law obligations as well. The effects of this decision were modulated as follows:

▪	payments already made in due time and in the appropriate manner, using application of the TR, the IPCA-E or any other indexer, will remain valid and may not be the subject of any further contestation;
▪	actions in progress that are at the discovery phase, should be subject to backdated application of the Selic rate, on penalty of future allegation of non-demandability of judicial title based on an interpretation contrary to the position of the Supreme Court; and;
▪	the judgment is automatically applicable to actions in which final judgment has been given against which there is no appeal, provided that there is no express submission in relation to the monetary adjustment indices and interest rates; and this also applies to cases of express omission, or simple consideration of following the legal criteria.
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Customers claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$157,729 (R$142,481 at December 31, 2020), of which R$24,420 (R$22,089 at December 31, 2020) has been recorded – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

Company and its subsidiaries are involved in various civil actions claiming indemnity for moral and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$418,264 (R$359,122 at December 31, 2020), of which R$37,689 (R$32,495 at December 31, 2020) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$185,566 (R$166,348 at December 31, 2020), of which R$17,222 (R$13,505 at December 31, 2020) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$83,815 (R$84,525 at December 31, 2020). Of this total, R$3,303 has been recognized (R$3,844 at December 31, 2020) – this being the amount estimated as probably necessary for settlement of these disputes. The company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases – this being the principal factor in the reduction of the total value of the contingency.

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Social Security contributions on profit sharing payments

The Brazilian tax authority (Receita Federal) has filed administrative and court proceedings against the Company, relating to social security contributions on the payment of profit shares to its employees over the period 1999 to 2016, alleging that the Company did not comply with the requirements of Law 10,101/2000 on the argument that it did not previously establish clear and objective rules for the distribution of these amounts. In August 2019, the Regional Federal Court of the First Region published a decision against the Company on this issue. As a result the Company, based on the opinion of its legal advisers, reassessed the chances of loss from ‘possible’ to ‘probable’ for some portions paid as profit-sharing amounts, maintaining the classification of the chance of loss as 'possible' for the other portions, since it believes that it has arguments on the merit for defense and/or because it believes that the amounts questioned are already within the period of limitation.

The amount of the contingencies is approximately R$1,409,541 (R$1,520,054 on December 31, 2020), of which R$1,253,593 has been provisioned on June 30, 2021 (R$1,275,808 on December 31, 2020), this being the estimate of the probable amount of funds to settle these disputes. The significant change in the amount of contingencies is due, among other factors, to a judgment given in favor of the Company in one of the administrative cases relating to social security contributions, for the period January to October 2010, which resulted in cancellations of tax debits, according to calculations made by the tax authority (Receita Federal).

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS/Pasep and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company and its subsidiaries is contesting the non-homologation of the amounts offset. The amount of the contingency is R$204,414 (R$202,975 at December 31, 2020), of which R$1,136 (R$1,130 at December 31, 2020), has been provisioned, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Regulatory

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$346,051 (R$345,475 at December 31, 2020), of which R$47,163 (R$51,660 at December 31, 2020) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

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Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$50,352 (R$46,312 at December 31, 2020), this being estimated as the likely amount of funds necessary to settle this dispute.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$385,098 (R$356,236 on December 31, 2020). Of this total, R$743 (R$687 on December 31, 2020) has been provisioned the amount estimated as probably necessary for settlement of these disputes.

Other legal proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters; provision of cleaning service in power line pathways and firebreaks, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$595,222 (R$621,398 at December, 31, 2020), of which R$16,923 (R$17,392 at December, 31, 2020), the amount estimated as probably necessary for settlement of these disputes.

Contingent liabilities – loss assessed as ‘possible’

Taxes and contributions

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company and its subsidiaries paid an indemnity to its employees, totaling R$177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make an escrow deposit of R$121,834, which updated now represents the amount of R$287,006 (R$285,836 at December 31, 2020). The updated amount of the contingency is R$296,738 (R$294,613 at December 31, 2020) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

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Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$118,356 (R$110,436 at December 31, 2020). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$235,730 (R$234,113 at December 31, 2020), and the loss has been assessed as ‘possible’.

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company and its subsidiaries for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$436,450 (R$425,023 at December 31, 2020). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

ICMS (local state value added tax)

From December 2019 to March 2020 the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$55,204, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 2014 to December 2015, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority. The claims comprises: principal of R$17,047, penalty payments of R$27,465 and interest of R$10,692.

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Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company’s legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On June 30, 2021 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$121,736.

Interest on Equity

The Company filed an application for mandamus, with interim relief, requesting the right to deduct, from the basis of calculation of corporate income tax and Social Contribution tax, the expense relating to payment of Interest on Equity in 4Q20 calculated on the basis of prior periods (the first and second quarters of 2020), and for cancellation of the demand for new supposed credits of corporate income tax and the Social Contribution relating to the amount that was not paid as a result of the deduction of the said financial expense, with application of fines. The amount of the contingencies in this case is approximately R$58,565 on June 30, 2021, and the chances of loss were assessed as ‘possible’, based on analysis of current judgments by the Brazilian courts on the theme.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$1,165,190 (R$1,072,398 at December 31, 2020). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the energy sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

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Accounting of energy sale transactions in the Power Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Power Trading Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the grantor (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering the grantor (Aneel) Dispatch 288 of 2002.

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$402,190 (R$376,228 at December 31, 2020). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE. Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the grantor (Aneel), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the grantor (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$381,052 (R$356,907 at December 31, 2020). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Cemig GT, based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$113,485 (R$105,552 at December 31, 2020).

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Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$469,754 (R$448,066 at December 31, 2020), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais (Tribunal de Contas), the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$181,239 (R$167,168 at December 31, 2020). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Renova: Application to override corporate identity

A receivables investment fund filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary Cemig GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$83,246 at June 30, 2021. The chances of loss have been assessed as ‘possible’.

25.       EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

On June 30, 2021 and December 31, 2020, the Company’s issued and share capital is R$8,466,810, represented by 566,036,634 common shares and 1,127,325,434 preferred shares, both of them with nominal value of R$5.00 (five Reais).

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Capital increase

The Annual General Meeting held on April, 30, 2021 approved Management's proposal for allocation of the profits for 2020, published in the 2020 financial statements, and a capital increase from R$7,593,763 to R$8,466,810 as per Article 199 of the Brazilian Corporate Law (Law 6,404/76), since the profit reserves at December 31, 2020 (excluding tax-incentive amounts and Unrealized profit reserve) exceeded the share capital, by R$1,529,371.

The capital increase was made through capitalization of the balance of R$873,047 in the Retained Earnings reserve, by issuance of a share bonus of 174,609,467 new shares (with par value R$5.00, as per the by-laws), of which 58,366,345 are common shares and 116,243,122 are preferred shares.

Advance for future capital increase (‘AFAC’)

On July 30, 2021, the Company made an advance for future capital increase in Cemig GT, of R$1,350,000, in order to provide the resources for the Cash Tender offer implementation. For further information about the Tender Offer, please see Note 21.

b)	Earnings per share

Due to the capital increase, on April 30, 2021, with issuance of 174,609,467 new shares, without a corresponding entry of funds into the Company, the basic and diluted profit per share are presented, retrospectively, considering the new number of Company’s shares.

The number of shares included in the calculation of basic and diluted earnings per share, is described in the table below:

	Number of shares
	Jun. 30, 2021	Jun. 30, 2020
Common shares already paid up	566,036,634	566,036,634
Shares in treasury	(79)	(79)
Total common shares	566,036,555	566,036,555

Preferred shares already paid up	1,127,325,434	1,127,325,434
Shares in treasury	(650,817)	(650,817)
Total preferred shares	1,126,674,617	1,126,674,617
Total	1,692,711,172	1,692,711,172

Basic and diluted earnings per share

The calculation of basic and diluted earnings per share is as follows:

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	Jan to Jun, 2021	Jan to Jun, 2020 (restated)	Apr to Jun, 2021	Apr to Jun, 2020 (restated)
Net income (loss) for the period (A)	2,368,269	1,013,060	1,946,237	1,081,462
Total earnings (B)	1,692,711,172	1,692,711,172	1,692,711,172	1,692,711,172

Basic and diluted earnings per share (A/B) (R$)	1.40	0.60	1.15	0.64

The purchase and sale options of investments described in Note 30 could potentially dilute basic profit (loss) per share in the future; however, they have not caused dilution of earnings per share in the periods presented here.

26.	REVENUE

Revenues are measured at the fair value of the consideration received or to be received and are recognized on a monthly basis as and when: (i) Rights and obligations of the contract with the customer are identified; (ii) the performance obligation of the contract is identified; (iii) the price for each transaction has been determined; (iv) the transaction price has been allocated to the performance obligations defined in the contract; and (v) the performance obligations have been complied.

Consolidated	Jan to Jun, 2021	Jan to Jun, 2020 (restated)
Revenue from supply of energy (a)	13,789,570	12,687,452
Revenue from use of the electricity distribution systems (TUSD) (b)	1,657,608	1,399,108
CVA, and Other financial components (c)	792,651	81,652
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization (1)	430,911	-
Transmission revenue
Transmission operation and maintenance revenue (d)	164,198	137,312
Transmission construction revenue (d)	62,133	104,056
Interest revenue arising from the financing component in the transmission contract asset (d) (Note 14)	297,122	115,252
Distribution construction revenue	738,437	609,632
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (e)	20,026	(955)
Revenue on financial updating of the Concession Grant Fee (f)	243,404	146,412
Transactions in energy on the CCEE (g)	108,088	31,598
Mechanism for the sale of surplus (h)	-	104,814
Supply of gas	1,543,629	962,887
Fine for violation of service continuity indicator	(44,904)	(29,117)
Advances for services provided (i)	153,970	-
Other operating revenues (j)	849,766	886,612
Deductions on revenue (k)	(6,341,886)	(5,694,614)
Net operating revenue	14,464,723	11,542,101

(1)	For more information, see Note 8a.

Consolidated	Apr to Jun, 2021	Apr to Jun, 2020 (restated)
Revenue from supply of energy (a)	6,837,733	5,920,014
Revenue from use of the electricity distribution systems (TUSD) (b)	820,873	674,737
CVA, and Other financial components (c)	453,744	136,254
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization (1)	252,538	-
Transmission revenue
Transmission operation and maintenance revenue (d)	75,036	60,715
Transmission construction revenue (d)	39,682	42,815
Interest revenue arising from the financing component in the transmission contract asset (d) (Note 14)	139,867	43,672
Distribution construction revenue	409,128	346,559
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (e)	9,120	(1,679)
Revenue on financial updating of the Concession Grant Fee (f)	118,844	46,520
Transactions in energy on the CCEE (g)	1,043	7,074
Mechanism for the sale of surplus (h)	-	41,514
Supply of gas	838,444	403,227
Fine for violation of service continuity indicator	(14,335)	(11,918)
Advances for services provided (i)	153,970	-
Other operating revenues (j)	436,904	473,143
Deductions on revenue (k)	(3,218,609)	(2,682,530)
Net operating revenue	7,353,982	5,500,117

(1)	For more information, see Note 8a.

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a)	Revenue from energy supply

These items are recognized upon delivery of supply, based on the tariff specified in the contractual terms and approved by the grantor for each class of customer or in effect in the market. Unbilled supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted. For the distribution concession contract, the unbilled supply is estimated based on the volume of energy delivered but not yet billed.

This table shows energy supply by type of customer:

	MWh (1)		R$
	Jan to Jun, 2021	Jan to Jun, 2020	Jan to Jun, 2021	Jan to Jun, 2020
Residential	5,641,592	5,442,910	5,280,570	4,866,632
Industrial	7,859,762	6,326,923	2,479,825	1,981,349
Commercial, services and others	4,098,721	4,472,574	2,584,188	2,577,247
Rural	1,919,300	1,671,380	1,164,034	984,629
Public authorities	358,362	386,015	265,367	279,249
Public lighting	670,035	664,656	361,053	295,455
Public services	699,867	675,124	391,974	356,523
Subtotal	21,247,639	19,639,582	12,527,011	11,341,084
Own consumption	16,832	17,376	-	-
Unbilled revenue	-	-	(49,934)	(257,626)
	21,264,471	19,656,958	12,477,077	11,083,458
Wholesale supply to other concession holders (2)	5,328,247	6,626,096	1,404,260	1,588,364
Wholesale supply unbilled, net	-	-	(91,767)	15,630
Total	26,592,718	26,283,054	13,789,570	12,687,452

(1)	Data not reviewed by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.
	MWh (1)		R$
	Apr to Jun, 2021	Apr to Jun, 2020	Apr to Jun, 2021	Apr to Jun, 2020
Residential	2,766,585	2,657,910	2,620,985	2,307,578
Industrial	4,058,047	2,982,979	1,269,674	934,197
Commercial, services and others	1,992,781	2,028,857	1,263,457	1,136,848
Rural	1,074,926	896,375	629,219	511,810
Public authorities	171,645	169,009	128,263	121,381
Public lighting	314,679	325,162	149,098	142,679
Public services	352,752	339,650	197,094	177,860
Subtotal	10,731,415	9,399,942	6,257,790	5,332,353
Own consumption	8,272	7,970	-	-
Unbilled revenue	-	-	(55,728)	(104,793)
	10,739,687	9,407,912	6,202,062	5,227,560
Wholesale supply to other concession holders (2)	2,612,137	3,401,541	653,719	726,004
Wholesale supply unbilled, net	-	-	(18,048)	(33,550)
Total	13,351,824	12,809,453	6,837,733	5,920,014

(1)	Data not reviewed by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.
b)	Revenue from Use of the Distribution System (the TUSD charge)

These are recognized upon the distribution infrastructure become available to customers, and the fair value of the consideration is calculated according to the TUSD tariff of those customers, set by the regulator. The total amount of energy transported, in MWh, is as follows:

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	MWh (1)
	Jan to Jun, 2021	Jan to Jun, 2020
Industrial	10,101,082	8,750,291
Commercial	722,967	608,096
Rural	20,347	14,274
Public service	1,551	-
Concessionaires	124,337	144,465
Total	10,970,284	9,517,126
(1)	Data not reviewed by external auditors

	MWh (1)
	Apr to Jun, 2021	Apr to Jun, 2020
Industrial	5,118,220	4,230,152
Commercial	356,817	254,096
Rural	10,560	7,045
Public service	900	-
Concessionaires	52,220	72,652
Total	5,538,717	4,563,945
(1)	Data not reviewed by external auditors

c)	The CVA account, and Other financial components

The results from variations in the CVA account (Parcel A Costs Variation Compensation Account), and in Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information please see Note 13.

d)	Transmission concession revenue
▪	Construction revenue corresponds to the performance obligation to build the transmission infrastructure, recognized based on the satisfaction of obligation performance over time. They are measured based on the cost incurred, including PIS/Pasep and Cofins taxes over the total revenues and the profit margin of the project. For more information, see Note 14.
▪	Operation and maintenance revenue corresponds to the performance obligation of operation and maintenance specified in the transmission concession contract, after termination of the construction phase. They are recognized when the services are rendered and he invoices for the RAPs are issued.
▪	Interest revenue in the contract asset recognized, recorded as transmission concession gross revenue in statement income. Revenue corresponds to the significant financing component in the contract asset, and is recognized by the linear effective interest rate method based on the rate determined at the start of the investments, which is not subsequently changed. The average of the implicit rates is 6.86%. The rates are determined for each authorization and are applied on the amount to be received (future cash flow) over the contract duration. This includes financial updating by the inflation index specified for each transmission contract.
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The margin defined for each performance obligation from the transmission concession contract is as follows:

	Jan to Jun, 2021	Jan to Jun, 2020	Apr to Jun, 2021	Apr to Jun, 2020
Construction and upgrades revenue	62,133	104,056	39,682	42,815
Construction and upgrades costs	(47,124)	(74,044)	(28,059)	(26,846)
Margin	15,009	30,012	11,623	15,969
Mark-up (%)	31.85%	40.53%	41.42%	59.48%
Operation and maintenance revenue	164,198	137,312	75,036	60,715
Operation and maintenance cost	(120,905)	(121,904)	(53,805)	(62,935)
Margin	43,293	15,408	21,231	(2,220)
Mark-up (%)	35.81%	12.64%	39.46%	(3.53)%

e)	Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from monetary updating of the Regulatory Remuneration Asset Base.

f)	Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 13.

g)	Energy transactions on the CCEE (Power Trading Chamber)

The revenue from transactions made through the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

h)	Mechanism for the sale of energy surplus

The revenue from the surplus sale mechanism (‘Mecanismo de Venda de Excedentes – MVE’) refers to the sale of power surpluses by distributor agents. This mechanism is an instrument regulated by Aneel enabling distributors to sell over contracted supply – the energy amount that exceeds the quantity required to supply captive customers.

i)	Advances for services provided

Corresponds to the negotiation with a free customer that resulted in a revenue recognition related to trading services provided in advance by the subsidiary ESCEE.

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j)	Other operating revenues
Consolidated	Jan to Jun, 2021	Jan to Jun, 2020
Charged service	7,932	5,221
Services rendered	26,922	70,117
Subsidies (1)	683,882	730,649
Rental and leasing	98,312	80,563
Other	32,718	62
	849,766	886,612

Consolidated	Apr to Jun, 2021	Apr to Jun, 2020
Charged service	3,950	1,466
Services rendered	13,613	35,669
Subsidies (1)	346,648	395,305
Rental and leasing	51,200	40,808
Other	21,493	(105)
	436,904	473,143

(1)      Includes the revenue recognized for the tariff subsidies applied to users of the distribution system, in accordance with the Decree n.7,891/2013, in the amount of R$494,424 on June 30, 2021 (R$545,778 on June 30, 2020). Includes the subsidies for sources that are subject to incentive, rural, irrigators, public services and the generation sources that are subject to the incentive; and also includes the tariff flag revenue in the amount of R$46,057 on June 30, 2021, recognized because of the creditor position assumed by the Company in CCRBT.

k)	Deductions on revenue
Consolidated	Jan to Jun, 2021	Jan to Jun, 2020 (restated)
Taxes on revenue
ICMS	3,304,168	3,010,684
Cofins	1,242,295	1,031,162
PIS/Pasep	269,081	224,096
Others	7,677	3,363
	4,823,221	4,269,305
Charges to the customer
Global Reversion Reserve (RGR)	7,722	7,951
Energy Efficiency Program (PEE)	29,967	33,444
Energy Development Account (CDE)	1,324,598	1,217,865
Research and Development (R&D)	13,651	20,276
National Scientific and Technological Development Fund (FNDCT)	25,510	20,276
Energy System Expansion Research (EPE of MME)	12,755	10,138
Customer charges – Proinfa alternative sources program	30,671	17,739
Energy services inspection fee	19,529	15,413
Royalties for use of water resources	18,200	22,551
Customer charges – the ‘Flag Tariff’ system	7,017	59,656
CDE on R&D	11,859	-
CDE on EEP	17,186	-
	1,518,665	1,425,309
	6,341,886	5,694,614

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Consolidated	Apr to Jun, 2021	Apr to Jun, 2020 (restated)
Taxes on revenue
ICMS	1,652,716	1,408,778
Cofins	629,445	486,599
PIS/Pasep	136,030	105,642
Others	6,841	1,605
	2,425,032	2,002,624
Charges to the customer
Global Reversion Reserve (RGR)	4,032	4,002
Energy Efficiency Program (PEE)	4,545	16,539
Energy Development Account (CDE)	649,729	608,155
Research and Development (R&D)	(59)	8,998
National Scientific and Technological Development Fund (FNDCT)	11,800	8,998
Energy System Expansion Research (EPE of MME)	5,900	4,499
Customer charges – Proinfa alternative sources program	14,336	10,023
Energy services inspection fee	9,891	7,706
Royalties for use of water resources	9,321	10,913
Customer charges – the ‘Flag Tariff’ system	55,037	73
CDE on R&D	11,859	-
CDE on EEP	17,186	-
	793,577	679,906
	3,218,609	2,682,530

27.       OPERATING COSTS AND EXPENSES

The operating costs and expenses of the Company and its subsidiaries are as follows:

	Consolidated		Parent company
	Jan to Jun, 2021	Jan to Jun, 2020 (restated)	Jan to Jun, 2021	Jan to Jun, 2020
Personnel (a)	650,323	650,789	7,718	11,112
Employees’ and managers’ profit sharing	49,189	33,280	39	6,032
Post-employment benefits – Note 23	215,971	223,727	24,316	23,985
Materials	46,202	34,766	35	100
Outsourced services (b)	687,075	601,690	5,894	15,793
Energy bought for resale (c)	6,417,348	5,569,733	-	-
Depreciation and amortization (1)	480,164	488,449	900	1,552
Operating provisions (reversals) and adjustments for operating losses (d)	93,379	356,729	9,139	48,986
Charges for use of the national grid	1,448,227	622,453	-	-
Gas bought for resale	868,042	543,303	-	-
Construction costs (e)	785,561	683,676	-	-
Other operating expenses, net (f)	154,580	126,678	12,073	5,542
	11,896,061	9,935,273	60,114	113,102

	Consolidated		Parent company
	Apr to Jun, 2021	Apr to Jun, 2020 (restated)	Apr to Jun, 2021	Apr to Jun, 2020
Personnel (a)	342,869	339,183	1,417	4,916
Employees’ and managers’ profit sharing	19,675	7,440	(2,231)	2,792
Post-employment benefits – Note 23	109,288	118,322	12,222	12,310
Materials	25,352	16,141	27	73
Outsourced services (b)	344,641	302,609	3,185	8,488
Energy bought for resale (c)	3,309,234	2,755,238	-	-
Depreciation and amortization (1)	241,733	245,697	449	776
Operating provisions (reversals) and adjustments for operating losses (d)	69,175	197,613	(1,061)	47,144
Charges for use of the national grid	701,915	257,441	-	-
Gas bought for resale	480,517	231,378	-	-
Construction costs (e)	437,186	373,405	-	-
Other operating expenses, net (f)	77,580	72,673	4,986	1,642
	6,159,165	4,917,140	18,994	78,141

(1)	Net of PIS/Pasep and Cofins taxes applicable to amortization of the Right of Use, in the amount of R$276 in the statements and R$3 in the Parent company statements.

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a)	Personnel

2021 Programmed Voluntary Retirement Plan (‘PDVP’)

On May 2021, the Company approved the Programmed Voluntary Retirement Plan for 2021 (‘the 2021 PDVP’). All the employees are eligible to join the program, except as provided for in the Program, from May 10 to 31, 2021. The program will pay the standard legal payments for voluntary termination of employment and a bonus, as an indemnity, which is calculated by the application of a percentage determined by the length of time the employee has worked for Cemig, on the current remuneration, for each year of employment, according to the Program terms, and, for those employees whose job tenure in Cemig is longer than 36 years, the value of 10.5 remunerations.

The total of R$35,238 has been recorded as expense related to this program, corresponding to acceptance by 324 employees. In April, 2020, has been appropriated as expense, including severance payments, a total of R$58,850 (396 employees).

b)	Outsourced services

	Consolidated		Parent company
	Jan to Jun, 2021	Jan to Jun, 2020	Jan to Jun, 2021	Jan to Jun, 2020
Meter reading and bill delivery	63,192	65,168	-	-
Communication	77,936	43,292	127	239
Maintenance and conservation of electrical facilities and equipment	231,122	229,996	8	9
Building conservation and cleaning	34,082	41,980	85	77
Security services	7,909	8,753	-	-
Auditing and consulting services	18,739	18,088	2,801	11,800
Information technology	48,527	24,932	826	586
Disconnection and reconnection	36,094	15,278	-	-
Legal services	9,441	9,857	521	591
Tree pruning	23,067	24,336	-	-
Cleaning of power line pathways	49,612	33,933	-	-
Copying and legal publications	8,084	10,159	166	247
Inspection of customer units	13,816	12,618	-	-
Other expenses	65,454	63,300	1,360	2,244
	687,075	601,690	5,894	15,793

	Consolidated		Parent company
	Apr to Jun, 2021	Apr to Jun, 2020	Apr to Jun, 2021	Apr to Jun, 2020
Meter reading and bill delivery	32,018	33,118	-	-
Communication	37,444	11,765	72	157
Maintenance and conservation of electrical facilities and equipment	107,080	113,872	4	5
Building conservation and cleaning	17,283	26,139	47	34
Security services	4,752	4,223	-	-
Auditing and consulting services	9,463	7,301	1,211	5,672
Information technology	23,266	11,056	501	292
Disconnection and reconnection	20,087	4,049	-	-
Legal services	5,248	6,081	215	443
Tree pruning	12,262	15,308	-	-
Cleaning of power line pathways	25,205	19,161	-	-
Copying and legal publications	5,252	5,556	155	240
Inspection of customer units	8,214	8,829	-	-
Other expenses	37,067	36,151	980	1,645
	344,641	302,609	3,185	8,488
87

c)	Energy purchased for resale

Consolidated	Jan to Jun, 2021	Jan to Jun, 2020
Supply from Itaipu Binacional	967,628	952,413
Physical guarantee quota contracts	401,516	379,450
Quotas for Angra I and II nuclear plants	122,289	151,484
Spot market	363,246	633,003
Proinfa Program	191,000	155,866
‘Bilateral’ contracts	195,094	163,392
Energy acquired in Regulated Market auctions	2,159,787	1,567,953
Energy acquired in the Free Market	2,059,165	1,743,809
Distributed generation (‘Geração distribuída’)	528,781	327,796
PIS/Pasep and Cofins credits	(571,158)	(505,433)
	6,417,348	5,569,733

Consolidated	Apr to Jun, 2021	Apr to Jun, 2020
Supply from Itaipu Binacional	480,103	524,601
Physical guarantee quota contracts	199,451	189,617
Quotas for Angra I and II nuclear plants	61,145	75,742
Spot market	323,914	251,066
Proinfa Program	95,500	77,933
‘Bilateral’ contracts	110,107	84,216
Energy acquired in Regulated Market auctions	1,036,952	748,514
Energy acquired in the Free Market	1,023,322	900,703
Distributed generation (‘Geração distribuída’)	273,757	154,315
PIS/Pasep and Cofins credits	(295,017)	(251,469)
	3,309,234	2,755,238

d)	Operating provision (reversals)

	Consolidated		Parent company
	Jan to Jun, 2021	Jan to Jun, 2020	Jan to Jun, 2021	Jan to Jun, 2020
Estimated losses on doubtful accounts receivables (Note 7) (1)	42,168	215,100	-	-
Estimated losses on other accounts receivables (2)	(11,000)	-	-	-
Estimated losses on doubtful accounts receivable from related (3)	-	37,361	-	37,361

Contingency provisions (reversals) (Note 24) (2)
Labor claims	40,134	30,688	8,418	6,140
Civil	22,639	22,690	131	2,002
Tax	(18,974)	24,439	3,298	3,510
Other	5,054	3,651	(2,708)	(27)
	48,853	81,468	9,139	11,625
	80,021	333,929	9,139	48,986
Adjustment for losses
Put option – SAAG (Note 30)	13,358	22,800	-	-
	13,358	22,800	-	-
	93,379	356,729	9,139	48,986

88

	Consolidated		Parent company
	Apr to Jun, 2021	Apr to Jun, 2020	Apr to Jun, 2021	Apr to Jun, 2020
Estimated losses on doubtful accounts receivables (Note 7) (1)	(985)	115,360	-	-
Estimated losses on doubtful accounts receivable from related (3)	-	37,361	-	37,361

Contingency provisions (reversals) (Note 24) (2)
Labor claims	18,529	23,375	263	7,986
Civil	12,684	6,379	(122)	1,235
Tax	10,348	12,005	1,034	1,237
Other	2,074	1,145	(2,236)	(675)
	43,635	42,904	(1,061)	9,783
	42,650	195,625	(1,061)	47,144
Adjustment for losses
Put option – SAAG (Note 30)	26,525	1,988	-	-
	26,525	1,988	-	-
	69,175	197,613	(1,061)	47,144

(1)	The expected losses on receivables are presented as selling expenses in the Statement of Income.

(2)	The provisions for contingencies of the holding company are presented in the consolidated profit and loss account for the period as operating expenses.
(3)	Estimated losses on amounts receivable from Renova, as a result of the assessment of credit risk.

e)	Construction infrastructure costs

Consolidated	Jan to Jun, 2021	Jan to Jun, 2020
Personnel and managers	35,368	40,445
Materials	406,290	337,298
Outsourced services	297,591	239,960
Others	46,312	65,973
	785,561	683,676

Consolidated	Apr to Jun, 2021	Apr to Jun, 2020
Personnel and managers	20,354	23,522
Materials	225,254	180,348
Outsourced services	167,552	139,977
Others	24,026	29,558
	437,186	373,405

f)	Other operating expenses, net

	Consolidated		Parent company
	Jan to Jun, 2021	Jan to Jun, 2020 (restated)	Jan to Jun, 2021	Jan to Jun, 2020
Leasing and rentals	2,077	5,234	(6)	427
Advertising	3,726	2,877	13	31
Own consumption of energy	11,387	10,750	-	-
Subsidies and donations	4,780	3,317	-	-
Onerous concession	1,678	1,387	-	-
Insurance	14,320	12,004	1,932	1,411
CCEE annual charge	2,984	2,974	-	1
Net loss (gain) on deactivation and disposal of assets	29,221	11,969	-	157
Forluz – Administrative running cost	15,565	14,856	770	731
Collection agents	42,892	42,393	-	-
Obligations deriving from investment contracts (1)	9,012	-	-	-
Taxes and charges	13,566	6,223	3,750	729
Other expenses	3,372	12,694	5,614	2,055
	154,580	126,678	12,073	5,542

89

	Consolidated		Parent company
	Apr to Jun, 2021	Apr to Jun, 2020 (restated)	Apr to Jun, 2021	Apr to Jun, 2020
Leasing and rentals	469	3,124	(9)	206
Advertising	3,458	1,662	25	31
Own consumption of energy	11,387	10,750	-	-
Subsidies and donations	3,773	1,645	-	-
Onerous concession	886	707	-	-
Insurance	6,990	5,943	973	726
CCEE annual charge	1,501	1,500	-	1
Net loss (gain) on deactivation and disposal of assets	17,417	5,536	-	157
Forluz – Administrative running cost	8,013	7,552	397	371
Collection agents	21,974	20,395	-	-
Obligations deriving from investment contracts (1)	3,633	-	-	-
Taxes and charges	9,630	1,442	3,397	112
Other expenses	(11,551)	12,417	203	38
	77,580	72,673	4,986	1,642

(1)	This refers to the contractual obligations to the investee Aliança Geração, corresponding to contingencies resulting from events before the closing of the transaction which resulted in contribution of assets by Cemig and Vale S.A. to this investee in exchange for an equity interest. The total value of the contingencies is R$141 million (R$119 million at December 31, 2020), of which Cemig GT’s portion is R$50 million (R$41 million on December, 31, 2020).

28.	FINANCE INCOME AND EXPENSES

	Consolidated		Parent company
	Jan to Jun, 2021	Jan to Jun, 2020	Jan to Jun, 2021	Jan to Jun, 2020
FINANCE INCOME
Income from financial investments	92,821	39,590	28,224	2,122
Interest on sale of energy	237,822	176,823	-	-
Foreign exchange variations – Itaipu	7,291	-	-	-
Foreign exchange variations - loans and financing (Note 21)	292,379	-	-	-
Monetary variations	14,087	8,729	1,672	1
Monetary variations – CVA (Note 13)	6,927	25,688	-	-
Monetary updating of escrow deposits	6,944	54,042	583	10,172
PIS/Pasep and Cofins charged on finance income (1)	(49,303)	(15,812)	(32,294)	(2,036)
Gains on financial instruments –swap (Note 30)	-	1,800,960	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (Note 8) (2)	18,127	27,092	2,059	3,489
Others	40,217	35,701	3,594	1,645
	667,312	2,152,813	3,838	15,393
FINANCE EXPENSES
Charges on loans and financings (Note 21)	(589,332)	(583,106)	(698)	(942)
Cost of debt – amortization of transaction cost (Note 21)	(12,606)	(7,101)	(55)	(104)
Foreign exchange variations - loans and financing (Note 21)	-	(2,162,364)	-	-
Foreign exchange variations – Itaipu	-	(66,466)	-	-
Monetary updating – loans and financings (Note 21)	(142,579)	(35,978)	-	-
Monetary updating – onerous concessions	(7,054)	(1,782)	-	-
Charges and monetary updating on post-employment obligations (Note 23)	(34,148)	(21,749)	(1,680)	(1,070)
Loss on financial instruments –swap (Note 30)	(612,765)	-	-	-
Leasing – Monetary variation (Note 18)	(12,479)	(13,737)	(124)	(153)
Others (2)	(43,041)	(22,593)	(245)	(3)
	(1,454,004)	(2,914,876)	(2,802)	(2,272)
NET FINANCE INCOME (EXPENSES)	(786,692)	(762,063)	1,036	13,121

90

	Consolidated		Parent company
	Apr to Jun, 2021	Apr to Jun, 2020	Apr to Jun, 2021	Apr to Jun, 2020
FINANCE INCOME
Income from financial investments	61,208	21,424	20,312	749
Interest on sale of energy	123,038	84,751	-	-
Foreign exchange variations – Itaipu	24,254	-	-	-
Foreign exchange variations - loans and financing (Note 21)	1,044,160	-	-	-
Monetary variations	7,394	5,079	630	1
Monetary variations – CVA (Note 13)	6,927	14,045	-	-
Monetary updating of escrow deposits	4,437	37,682	93	4,476
PIS/Pasep and Cofins charged on finance income (1)	(33,465)	(7,018)	(23,728)	(1,582)
Gains on financial instruments –swap (Note 30)	-	486,720	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	24,911	12,243	1,250	1,580
Others	25,561	15,152	2,031	869
	1,288,425	670,078	588	6,093
FINANCE EXPENSES
Charges on loans and financings (Note 21)	(263,305)	(271,806)	(432)	(400)
Cost of debt – amortization of transaction cost (Note 21)	(8,469)	(3,556)	-	(53)
Foreign exchange variations - loans and financing (Note 21)	-	(405,828)	-	-
Foreign exchange variations – Itaipu	-	(32,457)	-	-
Monetary updating – loans and financings (Note 21)	(58,405)	32,467	-	-
Monetary updating – onerous concessions	(3,161)	(1,091)	-	-
Charges and monetary updating on post-employment obligations	(15,772)	(4,416)	(776)	(217)
Loss on financial instruments –swap	(425,417)	-	-	-
Leasing – Monetary variation	(6,147)	(6,738)	(61)	(74)
Others	(29,221)	(11,970)	282	-
	(809,897)	(705,395)	(987)	(744)
NET FINANCE INCOME (EXPENSES)	478,528	(35,317)	(399)	5,349

(1)	The PIS/Pasep and Cofins expenses apply to Interest on Equity.
(2)	The updating of the tax credits for the court judgment on PIS, Pasep, Cofins / ICMS tax, and the related liability to be refunded to customers, is presented at net value.

91

29.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020	Jan to Jun, 2021	Jan to Jun, 2020	Jan to Jun, 2021	Jan to Jun, 2020
Shareholder
Minas Gerais State Government
Current
Customers and traders (1)	300,785	334,824	-	-	45,711	70,851	-	-
Non-current
Accounts Receivable – AFAC (2)	13,366	11,614	-	-	1,752	5,056	-	-

Affiliated (3)
Madeira Energia
Current
Transactions with energy (4)	8,231	2,173	126,780	92,054	49,776	13,014	(770,996)	(548,860)

Jointly-controlled entity (3)
Aliança Geração
Current
Transactions with energy (4)	-	-	16,232	14,297	23,173	19,872	(93,277)	(82,633)
Provision of services (5)	496	323	-	-	2,692	2,420	-	-
Interest on Equity, and dividends	19,930	114,430	-	-	-	-	-	-
Contingency (6)	-	-	50,388	41,376	-	-	(9,012)	-

Baguari Energia
Current
Transactions with energy (4)	-	-	946	922	-	-	(4,351)	(4,172)
Provision of services (5)	211	211	-	-	82	559	-	-
Interest on Equity, and dividends	10,835	-	-	-	-	-	-	-

Norte Energia
Current
Transactions with energy (4)	130	130	34,032	25,154	13,895	13,859	(162,589)	(108,885)
Advance for future power supply (7)	-	-	-	-	-	-	-	(19,931)

Lightger
Current
Transactions with energy (4)	-	-	2,823	1,646	-	-	(15,026)	(11,599)

Hidrelétrica Pipoca
Current
Transactions with energy (4)	-	-	3,036	2,728	-	-	(18,315)	(11,599)
Interest on Equity, and dividends	1,313	2,680	-	-	-	-	-	-

Retiro Baixo
Current
Transactions with energy (4)	-	-	599	144	2,912	2,519	(3,062)	(2,103)
Interest on Equity, and dividends	3,929	-	-	-	-	-	-	-

Hidrelétrica Cachoeirão
Current
Transactions with energy (4)	-	-	-	-	909	-	-	-
Interest on Equity, and dividends	4,020	-	-	-	-	-	-	-

Renova
Non-current
Loans from related parties (8)	-	-	-	-	-	(803)	-	(37,361)

Taesa
Current
Transactions with energy (4)	-	-	7,988	8,128	123	-	(55,073)	(45,323)
Provision of services (5)	198	289	-	-	567	295	-	-
Interest on Equity, and dividends	5	-	-	-	-	-	-	-

Hidrelétrica Itaocara
Current
Adjustment for losses (9)	-	-	29,297	29,615	-	-	-	-

92

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020	Jan to Jun, 2021	Jan to Jun, 2020	Jan to Jun, 2021	Jan to Jun, 2020
Axxiom
Current
Provision of services (10)	-	-	-	3,782	-	-	-	-

Other related parties
FIC Pampulha
Current
Cash and cash equivalents	1,305,286	171,373	-	-	-	-	-	-
Marketable securities	3,462,339	3,355,688	-	-	45,289	15,794	-	-
Non-current
Marketable securities	859,014	754,555	-	-	-	-	-	-

Forluz
Current
Post-employment obligations (11)	-	-	169,321	158,671	-	-	(100,266)	(102,892)
Supplementary pension contributions – Defined contribution plan (12)	-	-	-	-	-	-	(38,215)	(36,285)
Administrative running costs (13)	-	-	-	-	-	-	(15,565)	(14,855)
Operating leasing (14)	157,585	166,926	21,750	21,754	-	-	(2,493)	(885)
Non-current
Post-employment obligations (11)	-	-	2,726,353	2,749,824	-	-	-	-
Operating leasing (14)	-	-	149,752	156,207	-	-	-	-

Cemig Saúde
Current
Health Plan and Dental Plan (15)	-	-	168,091	154,152	-	-	(128,579)	(120,392)
Non-current
Health Plan and Dental Plan (15)	-	-	3,262,954	3,229,265	-	-	-	-

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)	Refers to sale of energy supply to the Minas Gerais State government. The price of the supply is set by the grantor (Aneel) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$113,032, up to November 2019. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. On June, 30, 2021, Cemig D obtained authorization from the Minas Gerais State Finance Secretary to offset part of the ICMS tax payable to the state against the debt owed by the State government to the company, under State Law 23,705/2020. The amount is to be offset in 21 equal monthly installments of approximately R$10.5 million. Until June 30, 2021, three installments had been offset.
(2)	This refers to the recalculation of the inflation adjustment of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. However, the Minas Gerais State government is contesting the signature of the TARD, on the grounds that it was signed without obeying the legal requirements for validity of administrative acts, and notified the Company to return the two installment payments that had been made, and also the amounts of the dividends retained. For more information, see Note 10.
(3)	The relationship between Cemig and its investees are described in Note 15 – Investments.
(4)	The transactions in sale and purchase of energy between generators and distributors take place through auctions in the Regulated Market, and are organized by the federal government. In the Free Market, transactions are made through auctions or through direct contracting, under the applicable legislation. Transactions for transport of energy, on the other hand, are carried out by transmission companies and arise from the centralized operation of the National Grid, executed by the National System Operator (ONS).
(5)	Refers to a contract to provide plant operation and maintenance services.
(6)	This refers to the aggregate amounts of legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração, Vale S.A. and Cemig. The action is provisioned in the amount of R$141 million (R$119 million on December 31, 2020), of which Cemig’s portion is R$50 million (R$41 million on December 31, 2020).
(7)	Refers to advance payments for energy supply made in 2019 to Norte Energia, established by auction and by contract registered with the CCEE (Power Trading Chamber). Norte Energia delivered contracted supply until December 31, 2020.
(8)	On November 25, 2019, December 27, 2019 and January 27, 2020, DIP loan contracts under court-supervised reorganization proceedings, referred to as ‘DIP’ and ‘DIP 2’, “DIP 3’ were entered into between the Company and Renova Energia S.A., in the amounts of R$10 million, R$6.5 million and R$20 million, respectively. The contracts specify interest equal to 100% of the accumulated variation in the DI rate, plus an annual spread, applied pro rata die (on 252-business-days basis), of 1.083% for the DIP contract, 2.5% for the DIP2 contract and 1.5% for the DIP3, until the date of respective full payment. The Company recognized an impairment loss for the receivables from Renova, of its total carrying amount of R$37,361, in the second semester of 2020. For further information, see Note 15 (c).
(9)	A liability was recognized corresponding to the Company’s interest in the share capital of Hidrelétrica Itaocara, due to its negative equity (see Note 15).
(10)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017;
(11)	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 23).
(12)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(13)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(14)	Rental of the Company’s administrative head offices, in effect until August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. On April, 27, the Company signed with Forluz a contract amendment due to the transfer of Cemig Sim e Gasmig facilities to Júlio Soares building, reducing the Company’s rent expenses.
(15)	Post-employment obligations relating to the employees’ health and dental plan (see Note 23).

93

Dividends receivable

Dividends receivable	Consolidated		Parent company
	Jun. 30, 2021	Dec. 31, 2021	Jun. 30, 2021	Dec. 31, 2021
Cemig GT	-	-	479,093	891,998
Cemig D	-	-	221,463	309,434
Gasmig	-	-	115,756	-
Centroeste	-	-	11,038	-
Light	71,206	71,206	71,206	71,206
Taesa	5	-	5	-
Aliança Geração	19,930	114,430	-	-
Others (1)	20,154	2,691	1,024	240
	111,295	188,327	899,585	1,272,878

(1)	The subsidiaries grouped in ‘Others’ are identified in the table above under “Interest on Equity, and Dividends”.

Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financing and debentures of the following related parties – not consolidated in the interim financial information because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Jun. 30, 2021	Maturity
Norte Energia (NESA)	Affiliated	Surety	Financing	2,570,811	2042
Norte Energia (NESA)/Light (1)	Affiliated	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia S.A. (2)	Jointly-controlled entity	Surety	Debentures	466,041	2037
Santo Antônio Energia S.A.	Jointly-controlled entity	Guarantee	Financing	1,054,411	2034
Norte Energia (NESA)	Affiliated	Surety	Debentures	70,234	2030
				4,845,112

(1)	Counter-guarantee to Light, related to execution of guarantees of the Norte Energia financing.
(2)	Corporate guarantee given by Cemig to Saesa.

At June 30, 2021, Management believes that there is no need to recognize any provisions in the Company’s interim financial information for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and jointly-controlled entities invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund are presented in Marketable securities line in current and non-current assets, or presented deducted from the Debentures line in current and non-current liabilities, in proportion to the Company’s participation in the fund, of 98.23%, on June, 30, 2021.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

94

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the in period ended June 30, 2021 and 2020, are as follows:

	Jun. 30, 2021	Jun. 30, 2020
Remuneration	13,448	12,449
Profit sharing	942	2,672
Pension plans	1,062	512
Health and dental plans	101	66
Total	15,553	15,699

95

30.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles adopted by the Company, are as follows:

	Level	Jun. 30, 2021		Dec. 31, 2020
		Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments	2	1,147,085	1,147,085	1,213,875	1,213,875
Customers and Traders; Concession holders (transmission service)	2	4,421,013	4,421,013	4,534,044	4,534,044
Restricted cash	2	75,016	75,016	63,674	63,674
Accounts receivable from the State of Minas Gerais (AFAC)	2	13,366	13,366	11,614	11,614
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components	3	824,624	824,624	132,681	132,681
Reimbursement of tariff subsidies	2	85,846	85,846	88,349	88,349
Low-income subsidy	2	42,730	42,730	43,072	43,072
Escrow deposits	2	1,111,042	1,111,042	1,055,797	1,055,797
Concession grant fee – Generation concessions	3	2,658,162	2,658,162	2,549,198	2,549,198
		10,378,884	10,378,884	9,692,304	9,692,304
Fair value through profit or loss
Cash equivalents – Cash investments		2,610,783	2,610,783	1,587,337	1,587,337
Marketable securities
Bank certificates of deposit	2	99,115	99,115	545,366	545,366
Treasury Financial Notes (LFTs)	1	1,379,682	1,379,682	730,806	730,806
Financial Notes – Banks	2	1,710,597	1,710,597	1,635,016	1,635,016
		5,800,177	5,800,177	4,498,525	4,498,525

Derivative financial instruments (Swaps)	3	1,349,736	1,349,736	2,948,930	2,948,930
Derivative financial instruments (Ativas and Sonda Put options)	3	3,673	3,673	2,987	2,987
Concession financial assets – Distribution infrastructure	3	616,239	616,239	559,241	559,241
Reimbursements receivable – Generation	3	816,202	816,202	816,202	816,202
		8,586,027	8,586,027	8,825,885	8,825,885
		18,964,911	18,964,911	18,518,189	18,518,189
Financial liabilities
Amortized cost (1)
Loans, financing and debentures	2	(13,318,988)	(13,318,988)	(15,020,558)	(15,020,558)
Debt with pension fund (Forluz)	2	(429,752)	(429,752)	(472,559)	(472,559)
Deficit of pension fund (Forluz)	2	(540,074)	(540,074)	(540,142)	(540,142)
Concessions payable	3	(26,463)	(26,463)	(23,476)	(23,476)
Suppliers	2	(2,381,696)	(2,381,696)	(2,358,320)	(2,358,320)
Leasing transactions	2	(204,964)	(204,964)	(226,503)	(226,503)
Sector financial liabilities	2	(138,808)	(138,808)	(231,322)	(231,322)
		(17,040,745)	(17,040,745)	(18,872,880)	(18,872,880)
Fair value through profit or loss
Derivative financial instruments (Swaps)	3	(59,032)	(59,032)	-	-
SAAG put options	3	(549,513)	(549,513)	(536,155)	(536,155)
		(608,545)	(608,545)	(536,155)	(536,155)
		(17,649,290)	(17,649,290)	(19,409,035)	(19,409,035)

(1)	On June 30, 2021 and December 31, 2020, the book values of financial instruments reflect their fair values.

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability, assuming that market participants act in their economic best interest. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value as follows:

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▪	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

▪	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.

▪	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities. Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques such as, for example, New Replacement Value (Valor novo de reposição, or VNR).

For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization.

Fair value calculation of financial positions

Distribution infrastructure concession financial assets: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig respectively. Changes in concession financial assets are disclosed in Note 13.

Indemnifiable receivable – generation: measured at New Replacement Value (VNR), as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession.

Marketable securities: Fair value of marketable securities is determined taking into consideration the market prices of the investment, or market information that makes such calculation possible, considering future interest rates and exchange of investments to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount rate obtained from the market yield curve.

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Put options: The Company adopted the Black-Scholes-Merton method for measuring fair value of the Ativas and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date of interim financial information.

Swaps: Fair value was calculated based on the market value of the security at its maturity adjusted to present value by the discount rate from the market yield curve.

Other financial liabilities: Fair value of its loans, financing and debentures were determined using 131.87% of the CDI rate – based on its most recent funding. For the loans, financing, debentures and debt renegotiated with Forluz, with annual rates between IPCA + 4.10% to 6.20% and CDI + 0.36% to 2.12%, Company believes that their carrying amount is approximated to their fair value.

b)	Derivative financial instruments

Put options

On June 30, 2021 and December 31, 2020, the options values were as follows:

	Jun. 30, 2021	Dec. 31, 2020
Put option – SAAG	549,513	536,155
Put options – Ativas and Sonda	(3,673)	(2,987)
	545,840	533,168

Put option – SAAG

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options corresponds to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument until the early exercise of the option (for further details, see the next topic of this Note), of accounted at fair value through profit and loss, measured using the Black-Scholes-Merton (“BSM”) model.

A liability of R$549,513 was recorded in the Company’s interim financial information, for the difference between the exercise price and the estimated fair value of the assets. Considering the early liquidation of Funds, and early maturity of put option, this amount was classified as current liabilities.

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The changes in the value of the options are as follows:

Consolidated
Balance at December 31, 2020	536,155
Adjustment to fair value	13,358
Balance at June 30, 2021	549,513

This option can potentially dilute basic earnings per share in the future, however, they have not caused dilution of earnings per share in the years presented.

Early liquidation of Funds, and early maturity of put option

On September 9, 2020, the administrator of the FIP funds, Banco Modal S.A., notified its unit holders of the beginning of the early liquidation process of the funds Melbourne, Parma Participações S.A. and FIP Malbec, due to expiration of the period of 180 days from its resignation, and the resignation of the manager of the Fund, from their respective positions, without there having been any indication of new service providers, as specified in the Fund’s Regulations.

As established by contract, funds liquidation is one of the events that would result in expiration date of the option, which the private pension plan entities stated interest in exercising in the period from September 9 to October 2, 2020.

However, the Company’s management believes that the premises and conditions that were the grounds for the investment in Santo Antônio Energia and the legal structure of the various contracts signed for this purpose underwent substantial changes which resulted in the options imbalance.

Thus, using the contractual prerogative contained in the option instruments, the Company invoked the contractual mechanism of Amicable Resolution for the contractual terms negotiation with the private pension plan entities. Since the amicable negotiation did not succeed, the Company invoked the arbitration clause for resolution of conflict between the parties, which awaits the decision of the Brazil Canada Chamber of Commerce of the State of São Paulo.

The Company recorded the accounting effects of this contract in accordance with the contracts original terms.

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Sonda and Ativas options

The Company , as successor of CemigTelecom, and Sonda Procwork Outsourcing Informática signed a Purchase Option Agreement (issued by Cemig Telecom) and a Sale Option Agreement (issued by Sonda), which resulted in the Company simultaneously having a right (put option) and an obligation (call option) related to the shares held by the investee Ativas Datacenter S.A. (“Ativas”). The exercise price of the put option and the call option is equivalent to fifteen times and seventeen times, respectively, the adjusted net income of Ativas in the period prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas, currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the interim financial information of June 30, 2021.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on June 30, 2021; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The valuation base date is June 30, 2021, the same date as the closing of the Company’s interim financial information, and the methodology used to calculate the fair value of the company is discounted cash flow (DCF) based on the value of the shares transaction of Ativas by Sonda, occurred on October 19, 2016. Maturity was calculated assuming exercise date between January 1, 2022 and March 31, 2022.This is the first opportunity for the exercise of the option, which will be available at the same period of the following years, since the option grants the Company the right of selling to Sonda its interests held in Ativas, as of 2021.

Considering that the exercise prices of the options are contingent upon the future financial results of Ativas, the estimated exercise prices on the maturity date was based on statistical analyses and information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

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In 2021, Cemig GT began studies and contracted services in order to take measures aimed to diligent managing its liabilities, and reducing liquidity risk and exposure to foreign currency. In this context, on July 19, 2021, Cemig GT opened a Tender Offer to acquire, for cash, foreign market debt securities it had issued, maturing in 2024, in the principal amount of US$500 million.

In alignment with Cash tender offer process, on June 7 and 8, 2021 the derivative financial instruments contracted, corresponding to US$500 million, were partially dismantled. As a result, the Company reported a gain of R$774,409.

To mitigate foreign exchange exposure until the date of repurchase, on June 4, 2021 the Company contracted a short-term hedge against variation in the value of the US dollar for a volume of US$600 million, locking in an exchange rate of R$5.0984/US$. The instrument contracted was a non-deliverable forward (NDF), which does not include physical delivery of the currency, providing the Company with a pre-agreed rate at the maturity, which was August 3, 2021. For more details, see Note 21.

The half-yearly settlement of interest in the swap took place on June 7, 2021, with a positive effect of R$271,053, resulting in a net cash inflow to Cemig GT of R$230,395. The total amount of hedge settlement until June 30, 2021 was R$1,045,462, with net cash inflow of R$888,642.

Assets (1)	Liability (1)	Maturity period	Trade market	Notional amount (2)	Realized gain / loss
					Jun. 30, 2021	Dec. 31, 2020
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$ 150.49% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$1,000,000	954,841	328,817
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500,000	90,621	165,884
					1,045,462	494,701

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on June 30, 2021 was a negative adjustment of R$612,765 (positive adjustment of R$1,800,960 on June 30, 2020), which was posted in finance income (expenses).

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and Cemig is guarantor of the derivative financial instruments contracted by Cemig GT. The counterparts of the NDF are the banks Deutsche Bank, Bradesco, XP Inc. and Goldman Sachs.

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This table presents the derivative instruments as of June 30, 2021 and December 31, 2020.

Assets	Liability	Maturity period	Trade market	Notional amount (2)	Unrealized gain / loss		Unrealized gain / loss
					Carrying amount Jun. 30, 2021	Fair value Jun. 30, 2021	Carrying amount Dec. 31, 2020	Fair value Dec. 31, 2020
US$ exchange variation + Rate (9.25% p.y.) (1)	Local currency + R$ 150.49% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500,000	850,232	774,770	1,772,477	2,110,490
US$ exchange variation + Rate (9.25% p.y.) (1)	Local currency + R$125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500,000	554,520	574,966	587,945	838,440
US$ exchange variation higher R$5.0984 (3)	US$ exchange variation lower R$5.0954	August 03, 2021	Over the counter	US$600,000	(57,720)	(59,032)	-	-
					1,347,032	1,290,704	2,360,422	2,948,930
Current asset						160,784		522,579
Non-current asset						1,188,952		2,426,351
Current liabilities						(59,032)		-

1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$ 3.25/US$ and ceiling at R$ 5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. In July 20 21, Cemig GT dismantled a total of US$500 million of the original hedge issued. For the additional US$500 issuance of the same Eurobond issued on July 2018: (1) a call spread was contracted for the principal, with floor at R$ 3.85/US$ and ceiling at R$ 5.00/US$; and (2) a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate. The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$ 5.00/US$. The instrument matures in December 2024. If the USD/BRL exchange rate is still over R$5.00 in December 2024, the company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5.00, and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.
2)	In millions of US$.
3)	Cemig GT contracted a NDF (non-deliverable forward) for US$600 million, at an average dollar rate of R$5.0984.

In accordance with market practice, Cemig GT uses a mark-to-market method to measure its derivatives financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread, and one of parameters of which is the volatility of the dollar, measured on the basis of its historic record over 2 years.

The fair value at June 30, 2021 was R$1,290,704 (R$2,948,930 on December 31, 2020), which would be the reference if Cemig GT would liquidate the financial instrument on that date, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying amount of R$1,404,752 at June 30, 2021 (R$2,360,422 on December 31, 2020).

Cemig GT is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, Cemig GT prepare a sensitivity analyses and estimates that in a probable scenario its results at June 30, 2022, would be positively affected by the swap and call spread at the end of the period in the amount of R$56,124. The fair value of the financial instrument will be R$1,405,860, in which R$1,061,366 refers to the option (call spread) and R$344,494 refers to the swap.

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Cemig GT has measured the effects on its net income of reduction of the estimated fair value for the ‘probable’ scenario, analyzing sensitivity for the risks of interest rates, exchange rates and volatility changes, by 25% and 50%, as follows:

Parent Company and Consolidated	Base scenario Jun. 30, 2021	‘Probable’ scenario:	‘Possible’ scenario exchange rate depreciation and interest rate increase 25%	‘Remote’ scenario: exchange rate depreciation and interest rate increase 50%

Swap (asset)	4,307,796	4,154,733	3,700,008	3,269,043
Swap (liability)	(3,888,459)	(3,810,239)	(3,866,994)	(3,921,242)
Option / Call spread	930,399	1,061,366	631,569	200,789
NDF	(59,032)	-	-	-
Derivative hedge instrument	1,290,704	1,405,860	464,583	(451,410)

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c)	Financial risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to minimize the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks, which are effective, in alignment with the Company’s business strategy.

The main risks to which the Company is exposed are as follows:

Exchange rate risk

The Company and its subsidiaries are exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers (energy purchased from Itaipu) and cash flow. For Cemig GT debt denominated in foreign currency, were contracted a derivative financial instrument that protects the risks associated with the interest and principal, in the form of a swap and a call spread, respectively, in accordance with the hedge policy of the Company. The Cemig GT exposures to market risk associated to this instrument is described in the topic “Swap transaction” of this Note. The risk exposure of Cemig D is mitigated by the account for compensation of variation of parcel A items (CVA).

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Jun. 30, 2021		Dec. 31, 2020
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (Note 21)	(1,511,336)	(7,560,003)	(1,513,592)	(7,865,684)
Suppliers (Itaipu Binacional) (Note 19)	(63,547)	(317,873)	(62,593)	(325,277)
	(1,574,883)	(7,877,876)	(1,576,185)	(8,190,961)
Net liabilities exposed		(7,877,876)		(8,190,961)

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Sensitivity analysis

Based on finance information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on June 30, 2022 will be an appreciation of the dollar by 3.95%, to R$5.20. The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate considering the increase of 25%, and 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Base Scenario	‘Probable’ scenario US$=R$5.20	‘Possible’ scenario US$= R$6.50	‘Remote’ scenario US$=R$7.80
US dollar
Loans and financings (Note 21)	(7,560,003)	(7,858,945)	(9,823,681)	(11,788,418)
Suppliers (Itaipu Binacional) (Note 19)	(317,873)	(330,443)	(413,053)	(495,664)
	(7,877,876)	(8,189,388)	(10,236,734)	(12,284,082)

Net liabilities exposed	(7,877,876)	(8,189,388)	(10,236,734)	(12,284,082)
Net effect of exchange rate fluctuation		(311,512)	(2,358,858)	(4,406,206)

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI Rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of decrease in Brazilian domestic interest rates on June 30, 2021. This risk arises from the effect of variations in Brazilian interest rates on financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans, financings and debentures in Brazilian currency, and also sectorial financial liabilities.

Part of the loans and financings in Brazilian currency comprises financings obtained from various financial agents that specify interest rates taking into account basic interest rates, the risk premium compatible with the companies financed, their guarantees, and the sector in which they operate.

The Company does not contract derivative financial instruments for protection from this risk. Variations in interest rates are continually monitored with the aim of assessing the need for contracting of financial instruments that mitigate this risk.

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This exposure occurs as a result of net assets (liabilities) indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Jun. 30, 2021	Dec. 31, 2020
Assets
Cash equivalents – Cash investments (Note 5) – CDI	2,610,783	1,587,337
Marketable securities (Note 6) – CDI / SELIC	4,336,479	4,125,063
Restricted cash – CDI	75,016	63,674
CVA and in tariffs (Note 13) – SELIC	824,624	132,681
	7,846,902	5,908,755
Liabilities
Loans, financing and debentures (Note 21) – CDI	(1,748,147)	(2,310,590)
Loans, financing and debentures (Note 21) – TJLP	(48,039)	(72,726)
Sector financial liabilities (note 13)	(138,808)	(231,322)
	(1,934,994)	(2,614,638)
Net assets exposed	5,911,908	3,294,117

Sensitivity analysis

In relation to the most significant interest rate risk, Company estimates that, in a probable scenario, at June 30, 2022 Selic and TJLP rates will be 7.00% and 4.72%, respectively. The Company has made a sensitivity analysis of the effects on its net income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Fluctuation in the CDI rate accompanies the fluctuation of Selic rate.

Risk: Increase in Brazilian interest rates	Jun. 30, 2021	Jun. 30, 2022
	Book value	‘Probable’ scenario Selic 7.00% TJLP 4.72%	‘Possible’ scenario Selic 5.25% TJLP 3.54%	‘Remote’ scenario Selic 3.50% TJLP 2.36%
Assets
Cash equivalents (Note 5)	2,610,783	2,793,538	2,747,849	2,702,160
Marketable securities (Note 6)	4,336,479	4,640,033	4,564,144	4,488,256
Restricted cash	75,016	80,267	78,954	77,642
CVA and Other financial components – SELIC (Note 13)	824,624	882,348	867,917	853,486
	7,846,902	8,396,186	8,258,864	8,121,544
Liabilities
Loans and financing (Note 21) – CDI	(1,748,147)	(1,870,517)	(1,839,925)	(1,809,332)
Loans and financing (Note 21) – TJLP	(48,039)	(50,306)	(49,740)	(49,173)
Sector financial liabilities (Note 13)	(138,808)	(145,360)	(143,722)	(142,084)
	(1,934,994)	(2,066,183)	(2,033,387)	(2,000,589)

Net assets exposed	5,911,908	6,330,003	6,225,477	6,120,955
Net effect of fluctuation in interest rates		418,095	313,569	209,047

Increase in inflation risk

The Company and its subsidiaries are exposed to the risk of increase in inflation index on June 30, 2021. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure. This table presents the Company’s net exposure to inflation index:

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Exposure to increase in inflation	Jun. 30, 2021	Dec. 31, 2020
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	616,239	559,241
Receivable from Minas Gerais state government (AFAC) – IGPM (Note 10 and 29)	13,366	11,614
Concession Grant Fee – IPCA (Note 13)	2,658,162	2,549,198
	3,287,767	3,120,053

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 21)	(4,039,246)	(4,863,087)
Debt with pension fund (Forluz) – IPCA (Note 23)	(429,752)	(472,559)
Deficit of pension plan (Forluz) – IPCA (Note 23)	(540,074)	(540,142)
	(5,009,072)	(5,875,788)
Net liabilities exposed	(1,721,305)	(2,755,735)

(1) Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indices, the Company estimates that, in a probable scenario, at June 30, 2022 the IPCA inflation index will be 4.27% and the IGPM inflation index will be 4.01%. The Company has prepared a sensitivity analysis of the effects on its net income arising from a reduction in inflation of 25% and 50% in relation to the ‘probable’ scenario.

Risk: increase in inflation	Jun. 30, 2021	Jun. 30, 2022
	Amount Book value	‘Probable’ scenario IPCA 4.27% IGPM 4.01%	‘Possible’ scenario (25%) IPCA 5.34% IGPM 5.01%	‘Remote’ scenario (50%) IPCA 6.41% IGPM 6.02%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	616,239	642,465	649,036	655,609
Accounts receivable from Minas Gerais state government (AFAC) – IGPM index (Note 10 and 29)	13,366	13,902	14,036	14,171
Concession Grant Fee – IPCA (Note 13)	2,658,162	2,771,666	2,800,108	2,828,550
	3,287,767	3,428,033	3,463,180	3,498,330

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 21)	(4,039,246)	(4,211,722)	(4,254,942)	(4,298,162)
Debt agreed with pension fund (Forluz) – IPCA (Note 23)	(429,752)	(448,102)	(452,701)	(457,299)
Deficit of pension plan (Forluz) (Note 23)	(540,074)	(563,135)	(568,914)	(574,693)
	(5,009,072)	(5,222,959)	(5,276,557)	(5,330,154)
Net liabilities exposed	(1,721,305)	(1,794,926)	(1,813,377)	(1,831,824)
Net effect of fluctuation in IPCA and IGP–M indices		(73,621)	(92,072)	(110,519)

(1) Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

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Cemig manages liquidity risk by permanently monitoring its cash flow in a budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with investing principles established in the Company’s Cash Investment Policy. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit risk, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheet. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financing and could also make refinancing of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, loans, financing and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- loating rates
Loans, financing and debentures	61,923	167,427	2,185,208	12,605,641	1,345,520	16,365,719
Onerous concessions	299	590	2,694	12,640	15,892	32,115
Debt with pension plan (Forluz) (Note 23)	13,090	26,265	120,685	337,752	-	497,792
Deficit of the pension plan (FORLUZ) (Note 23)	5,784	11,650	53,446	309,050	498,807	878,737
	81,096	205,932	2,362,033	13,265,083	1,860,219	17,774,363
- Fixed rate
Suppliers	1,966,650	413,471	1,575	-	-	2,381,696
	2,047,746	619,403	2,363,608	13,265,083	1,860,219	20,156,059

Parent company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financing and debentures	-	-	53,088	-	-	53,088
Debt with pension plan (Forluz) (Note 23)	644	1,292	5,938	16,617	-	24,491
Deficit of the pension plan (FORLUZ) (Note 23)	285	573	2,630	15,205	24,541	43,234
	929	1,865	61,656	31,822	24,541	120,813
- Fixed rate
Suppliers	1,684	-	-	-	-	1,684
	2,613	1,865	61,656	31,822	24,541	122,497

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Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company uses numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of customers with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customers’ base.

The allowance for doubtful accounts receivable recorded on June 30, 2021, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries was R$779,994.

Company and its subsidiaries manage the counterparty risk of financial institutions based on an internal policy, applied since 2004.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk systemic risk related to macroeconomic and regulatory conditions, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its interim financial information.

As a management instrument, the Company and its subsidiaries divide the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, having companies of the Group as the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.
2.	Equity greater than R$400 million.

3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Banks that exceed these thresholds are classified in three groups, in accordance with their equity value, plus a specific segment comprising those whose credit risk is associated only with federal government, and within this classification, limits of concentration by group and by institution are set:

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Group	Equity	Limit per bank (% of equity)*
Federal Risk (FR)	-	10%
A1	Over R$ 3.5 billion	Between 6% and 9%
A2	Between R$ 1.0 billion and R$ 3.5 billion	Between 5% and 8%
A3	Between R$400 million and R$ 1.0 billion	Between 0% and 7%

* The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	“Federal Risk” and “A1” banks may have more than 50% of the portfolio of any individual company.

COVID-19 Pandemic – Risks and uncertainties related to Cemig’s business

The Company’s assessment concerning the risks and potential impacts of Covid-19 are disclosed in Note 1b.

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of energy supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is an inherent risk to the energy distribution business. The regulatory agent limits for 100% pass-through to customers the exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 95% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. Company’s management is continually monitories its contracts for purchase of energy supply to mitigate the risk of exposure to the spot market.

On April 07, 2020, Aneel expanded the limit of total amount of energy that can be declared by energy distributors in the process of the mechanism for the sale of surplus (‘Mecanismo de Venda de Excedentes’ - MVE), during 2020, from 15% to 30%, for the purpose of facilitating contractual reductions, considering the scenario caused by Covid-19 pandemic.

On May 18, 2020, the Decree 10,350/2020 authorized the creation and management of the Covid Account by the CCEE (Power Trading Chamber), whose purposes includes the coverage of the financial effects of over contracting caused by the pandemic. The amount estimated for this coverage was R$212,473. The Decree also added a sub-item to Article 3 of the Decree 5,163/2004, reducing the charge arising from the effects of the Covid-19 pandemic, calculated in accordance with an Aneel regulation, as one of the possible items to be treated as involuntary over contracting, and as a result passed through to customers.

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Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension introduced changes to the present contract, conditional upon compliance by the distributor with new criteria for quality, and for economic and financial sustainability.

Non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the period ended June 30, 2021.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of drought can result in lower water volumes in the reservoirs of these plants, which can lead to an increase in the cost of acquisition of energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolongation of the generation of energy using the thermal plants could pressure costs of acquisition of supply for the distributors, causing a greater need for cash, and could result in future increases in tariffs.

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On June, 30, 2021, the Company and its subsidiaries was compliant with all the covenants for financial index requiring half-yearly and annual compliance. More details in Note 21.

Capital management

This table shows comparisons of the Company’s net liabilities and its equity:

	Consolidated		Parent company
	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Total liabilities	33,993,246	36,605,732	1,832,649	2,589,817
(–) Cash and cash equivalents	(2,661,596)	(1,680,397)	(897,665)	(422,647)
(–) Restricted cash	(75,016)	(63,674)	(412)	(349)
Net liabilities	31,256,634	34,861,661	934,572	2,166,821

Total equity	19,846,008	17,477,348	19,841,104	17,472,666
Net liabilities / equity	1.57	2.00	0.05	0.12
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31.	OPERATING SEGMENTS

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, used to monitoring its results. They are aligned with the regulatory framework of the Brazilian energy industry. The Company also operates in the gas market, through its subsidiary Gasmig, and in other businesses with less impact on the results of its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

As from 1° quarter of 2021, the Executive Board has begun to make a separate performance evaluation of the energy trading activity, using information on its results to support decisions on application of funds to this sector of the business. This change in the separation of details by operational segment as disclosed by the Company arises from the growing importance of the activity of this segment in the energy market for complying with and maintaining the Company’s contractual obligations, especially after the reduction of the Company’s own generation capacity – hence this decision on criteria for segregation, to obtain separate information on the profit and loss of this segment. The energy trading activity, as an operational segment, comprises purchase and sale of energy in the Free and Regulated markets, and the activities related to its commercial and market procedures, including transactions on the Power Trading Exchange (CCEE).

In a further separation of segmented management and analysis, we are now monitoring and evaluating the results of the affiliated and jointly-controlled companies overseen by the department of the Chief Officer for Holdings (‘CemigPar’) as a single segment, evaluating Cemig’s non-controlling shareholdings, in line with the Company’s business strategies. The main aim of separation of this segment is to monitor compliance with the targets established by these companies, to ensure sustainability and maximization of their return for the company. The results of the subsidiaries Gasmig and Cemig Sim are also included in this segment, since their management and analysis of performance, too, is linked to the CemigPar management unit (the office of the Chief Officer for Holdings).

Thus, as from 1° quarter of 2021, the segment information started be presented separately into the following 5 reportable segments:

Generation: Comprise production of energy from hydroelectric and wind facilities.

Transmission: Comprise construction, operation and maintenance of transmission lines and substations.

Trading: Comprise trading in energy and provision of related services

Distribution: Comprise provision of energy distribution services, including operation and maintenance of the related infrastructure and services.

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Investees: Comprise management of the equity interests in which the company does not have shareholding control, in line with the Company’s business strategies. The results of the subsidiaries Gasmig and Cemig Sim are also included in this segment, since their management, too, is linked to the CemigPar management unit (the office of the Chief Officer for Holdings).

Transfer of energy from the generation activity to the trading activity comprises a transaction between segments, since it consists of obtaining of revenue from the sale of energy generated, and costs for purchase of energy to be traded – these are measured at sale prices estimated in accordance with criteria based on the Company’s model for management of these businesses, using market prices as a reference.

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This table shows the segment information in the new segmentation base, for the period end June 30, 2021 and 2020, on a consolidated basis:

	INFORMATION BY SEGMENT AS OF AND FOR THE PERIOD ENDED JUNE 30, 2021
ACCOUNT/DESCRIPTION	ENERGY				INVESTEES	TOTAL	INTER SEGMENT TRANSACTIONS (1)	RECONCILIATION (2) (3)	TOTAL
	GENERATION	TRANSMISSION	TRADING	DISTRIBUTION
NET REVENUE	1,461,450	441,332	2,833,770	9,463,013	1,264,718	15,464,283	(793,581)	(205,979)	14,464,723

COST OF ENERGY AND GAS	(285,249)	(131)	(2,540,912)	(6,009,267)	(868,042)	(9,703,601)	793,581	176,403	(8,733,617)

OPERATING COSTS AND EXPENSES
Personnel	(77,498)	(55,698)	(10,275)	(454,674)	(52,178)	(650,323)	-	-	(650,323)
Employees’ and managers’ profit sharing	(5,862)	(5,093)	(976)	(36,043)	(1,215)	(49,189)	-	-	(49,189)
Post-employment obligations	(20,266)	(18,057)	(3,336)	(145,680)	(28,632)	(215,971)	-	-	(215,971)
Materials, outsourced services and others expenses (revenues)	(91,395)	(44,450)	(6,049)	(723,851)	(51,688)	(917,433)	-	29,576	(887,857)
Depreciation and amortization	(94,678)	(1,709)	(267)	(330,132)	(53,378)	(480,164)	-	-	(480,164)
Operating provisions	(8,646)	(6,182)	(6,224)	(38,091)	(34,236)	(93,379)	-	-	(93,379)
Construction costs	-	(47,124)	-	(719,519)	(18,918)	(785,561)	-	-	(785,561)
Total cost of operation	(298,345)	(178,313)	(27,127)	(2,447,990)	(240,245)	(3,192,020)	-	29,576	(3,162,444)

OPERATING COSTS AND EXPENSES	(583,594)	(178,444)	(2,568,039)	(8,457,257)	(1,108,287)	(12,895,621)	793,581	205,979	(11,896,061)

Periodic tariff review, net	-	217,063	-	-	-	217,063	-	-	217,063
Gains arising from renegotiation of hydrological risk (Law 14,052/20), net	909,601	-	-	-	-	909,601	-	-	909,601
Gains arising from the sale of non-current asset held for sale	-	-	-	-	108,550	108,550	-	-	108,550
Equity in earnings of unconsolidated investees, net	20,410	-	-	-	131,069	151,479	-	-	151,479

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,807,867	479,951	265,731	1,005,756	396,050	3,955,355	-	-	3,955,355
Finance net income (expenses)	(270,283)	(143,509)	6,547	10,458	(389,905)	(786,692)	-	-	(786,692)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1,537,584	336,442	272,278	1,016,214	6,145	3,168,663	-	-	3,168,663
Income tax and social contribution tax	(437,272)	(100,231)	(45,378)	(276,422)	59,630	(799,673)	-	-	(799,673)
NET INCOME FOR THE PERIOD	1,100,312	236,211	226,900	739,792	65,775	2,368,990	-	-	2,368,990
Equity holders of the parent	1,100,312	236,211	226,900	739,792	65,054	2,368,269	-	-	2,368,269
Non-controlling interests	-	-	-	-	721	721	-	-	721

(1) The only inter-segment transactions are from the generation to the trading segment, as explained above.

(2) The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).

(3) The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

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INFORMATION BY SEGMENT AS OF AND FOR THE PERIOD ENDED JUNE 30, 2020
ACCOUNT/DESCRIPTION	ENERGY				INVESTEES	TOTAL	INTER SEGMENT TRANSACTIONS (1)	RECONCILIATION (2) (3)	TOTAL
	GENERATION	TRANSMISSION (RESTATED)	TRADING (1)	DISTRIBUTION
NET REVENUE	3,042,212	295,952	-	7,555,731	802,901	11,696,796	-	(154,695)	11,542,101
COST OF ENERGY AND GAS
Energy bought for resale	(1,785,145)	-	-	(3,822,279)	-	(5,607,424)	-	37,691	(5,569,733)
Charges for use of the national grid	(98,288)	(95)	-	(638,051)	-	(736,434)	-	113,981	(622,453)
Gas bought for resale	-	-	-	-	(543,303)	(543,303)	-	-	(543,303)
Total	(1,883,433)	(95)	-	(4,460,330)	(543,303)	(6,887,161)	-	151,672	(6,735,489)

OPERATING COSTS AND EXPENSES
Personnel	(96,746)	(58,803)	-	(451,411)	(43,829)	(650,789)	-	-	(650,789)
Employees’ and managers’ profit sharing	(5,048)	(2,989)	-	(19,211)	(6,032)	(33,280)	-	-	(33,280)
Post-employment obligations	(25,746)	(22,233)	-	(151,763)	(23,985)	(223,727)	-	-	(223,727)
Materials, outsourced services and others expenses (revenues)	(88,866)	(16,771)	-	(615,182)	(45,338)	(766,157)	-	3,023	(763,134)
Depreciation and amortization	(101,627)	(3,141)	-	(329,133)	(54,548)	(488,449)	-	-	(488,449)
Operating provisions	(37,305)	(17,967)	-	(250,678)	(50,779)	(356,729)	-	-	(356,729)
Construction costs	-	(74,044)	-	(581,744)	(27,888)	(683,676)	-	-	(683,676)
Total cost of operation	(355,338)	(195,948)	-	(2,399,122)	(252,399)	(3,202,807)	-	3,023	(3,199,784)

OPERATING COSTS AND EXPENSES	(2,238,771)	(196,043)	-	(6,859,452)	(795,702)	(10,089,968)	-	154,695	(9,935,273)

Fair value of business combination	-	51,736	-	-	-	51,736	-	-	51,736
Impairment (reversals) of assets held for sale	-	-	-	475,137	(609,160)	(134,023)	-	-	(134,023)
Periodic tariff review, net	-	479,703	-	-	-	479,703	-	-	479,703
Equity in earnings of unconsolidated investees, net	21,316	-	-	-	143,160	164,476	-	-	164,476

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	824,757	631,348	-	1,171,416	(458,801)	2,168,720	-	-	2,168,720
Finance expenses	(737,854)	(85,538)	-	24,655	36,674	(762,063)	-	-	(762,063)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	86,903	545,810	-	1,196,071	(422,127)	1,406,657	-	-	1,406,657
Income tax and social contribution tax	57,772	(157,602)	-	(241,544)	(51,766)	(393,140)	-	-	(393,140)
NET INCOME (LOSS) FOR THE PERIOD	144,675	388,208	-	954,527	(473,893)	1,013,517	-	-	1,013,517
Equity holders of the parent	144,675	388,208	-	954,527	(474,350)	1,013,060	-	-	1,013,060
Non-controlling interests	-	-	-	-	457	457	-	-	457

(1)	The results of the Trading business are presented in the Generation segment, since in 2020 this activity was considered to be an element of the generation business, and segregating it using the assumptions of the new segmentation base is impracticable. Thus, for 2Q20 we do not present the trading segment and there are no inter-segment transactions.
(2)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

The information for assets by segment is not presented, because this is not part of the information made available to the Company’s management.

As stated in Note 2.3, the effects of the retrospective application adjustments in balances for June 30, 2020 only affected the transmission segment.

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32.	ASSETS AND LIABILITIES AS HELD FOR SALE

On December 31, 2020 assets and liabilities classified as held for sale, and the results of discontinued and continuing operations, were as follows:

Consolidated and Parent company – Statements of financial position	Jun. 30, 2021	Dec. 31, 2020
Assets held for sale – investment in an affiliate	-	1,258,111

Sale of retained investment in Light on January 2021

On January 22, 2021, the public offering of common shares in Light was completed. This offering comprises: (a) primary distribution of 68,621,264 new common shares in Light (“the Primary Offering”); and (b) a secondary distribution, of the Company shares, with restricted placement efforts. The Company sold its entire holding of shares in Light at R$20.00 per share for a total of R$1,372,425.

As a result, the Company recognized, in January, 2021, the gain before taxes of R$108,550, considering the carrying amount of the non-current asset held for sale at the transaction date. The fiscal cost of the investment was adjusted for the tax calculation, pursuant to tax law, considering the equity value of the investment, plus the goodwill and the excess of net fair value of the investee’s identifiable assets and liabilities over the cost paid in the step-acquisitions.

Consolidated and Parent company
Cemig’s shares	68,621,263
Sale price of the shares – January 21, 2021	20.00
Total value	1,372,425
Estimated cost to sell (0.42%) (1)	(5,764)
Fair value, less cost to sell on 01/22/2021	1,366,661
Non-current asset held for sale carrying amount in 12/31/2020	(1,258,111)
Gains arising from the sale of non-current asset held for sale	108,550
IRPJ and CSLL	(36,907)
Gain after taxes	71,643

(1)	The estimated cost to sell includes financing, accounting and legal advices services.

33.       NON-CASH TRANSACTIONS

On June 30, 2021 and 2020, the Company had the following transactions not involving cash, which are not reflected in the Cash flow statement:

▪	Capitalized financial costs of R$12,872 on the period enden on June 30, 2021 (R$22,515 on June 30, 2020);
▪	Except for the cash arising from the business combination, in the amount of R$27,110, and the payment of R$44,775, the acquisition of the Centroeste’s remaining equity interest did not generate effects in the Company’s cash flow, in the 1st quarter of 2020;
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▪	Lease addition in the amount of R$9,723 on June 30, 2021.

34.       PARLIAMENTARY COMMITTEE OF INQUIRY (‘CPI’)

On June 17, 2021, the Legislative Assembly of Minas Gerais has established a Parliamentary Committee of Inquiry (‘CPI’) to investigate management acts of Cemig since 2019. At an ordinary meeting held on June 24, 2021, the Legislative Assembly of the State of Minas Gerais appointed the members of a Committee of Inquiry to investigate acts of management in the Company. The Committee has powers, for 120 days from appointment of its Chair and Deputy Chair, to conduct investigations on the reports that form the basis of the application for it to be constituted.

The ‘CPI’ requested, through application, several documents and information related, mainly, to acquisition and disposal of equity interest, human resources management and procurement processes that were considered to be exempt from mandatory bidding. The Company has complied with the requests, including the deadlines.

The Company reaffirms its commitment to provide all the information necessary for full understanding and clarification of its management decisions.

35.       SUBSEQUENT EVENTS

Process of disposal of Cemig’s interest held at Taesa

On July 7, the Company received a notification from the Minas Gerais State Court of Accounts (‘Tribunal de Contas do Estado de Minas Gerais’ - ‘TCE-MG’) to present all the documentation relating to the process of disposal of Cemig’s equity interest at Taesa.

The TCE-MG did not grant the members’ application injunction to suspend the process of sale, but recommended Cemig abstention from any action relating to the sale of the shares at Taesa until the Technical Unit of the TCE-MG was able to analyze all documentation requested. On July 26, 2021, this recommendation was revoked and the said application for the injunction was refused, as well as, the Court has asked for additional documents to be made available for ongoing technical analysis.

The Company emphasizes that the competitive sale process that is under study obeys all the rules of law, regulations, and the São Paulo Stock exchange (B3) for execution of the related specialized auction; and that the process of disposal is taking place with the advisory services of a specialized financial institution, based on best governance practices for this type of transactions.

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Share Purchase Agreement for the acquisition of 100% of Sete Lagoas Transmissora de Energia S.A. (‘SLTE’)

On July 27, 2021, the Company signed a Share Purchase Agreement with Cobra Brasil Serviços, Comunicações e Energia S.A. and Cobra Instalaciones y Servicios S.A., for acquisition of the entire equity interest held by those companies in Sete Lagoas Transmissora de Energia S.A. (‘SLTE’).

Acquisition price amouts R$41,367, on the date of December 31, 2020, an it is subject to price adjustment mechanisms specified in the Share Purchase Agreement.

SLTE holds the concession, awarded as Lot H in Aneel Transmission Auction 008/2010, for construction and operation of the Sete Lagoas 4 Substation, in the municipality of Sete Lagoas, Minas Gerais. The concession contract expires in June 2041. The Sete Lagoas 4 substation began operation in June 2014, and accesses the National Grid through switching from the Neves 1–Três Marias Transmission Line (345 kV), owned by Cemig Geração e Transmissão S.A. (‘Cemig GT’), which already operates the related terminals in this substation.

The transaction closing is subject to compliance with certain precedent conditions specified in the Share Purchase Agreement and commonly required in this type of transaction, including approvals by: (i) the Brazilian energy grantor, Aneel; (ii) the Brazilian antitrust commission, Cade; and (iii) the Brazilian Development Bank (BNDES).

This Transaction reinforces the Company’s strategy of growth with value generation, and focus on its core business, within Minas Gerais.

CONSOLIDATED RESULTS

(Figures in R$ ’000 unless otherwise indicated)

Net income for the period

From January to June 2021, Cemig reports profit of R$2,368,990, compared to a loss of R$1,013,517 (restated) in the same period in 2020. The improvement in the result is due, basically, to recognition of the gains arising from renegotiation of hydrological risk, disposal of assets held for sale (Light) and the increase in gross margin in the 1H2021. The following items describe the main variations between the two periods in revenues, costs, expenses and financial items.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated adjusted Ebitda, with the removal of non-recurrent items, higher in 29.44% on 1H21 compared to the same period of 2020, whereas the adjusted Ebitda margin higher from 19.90% to 20.55%. Consolidated Ebitda higher 66.93% on 1H21 compared to the same period of 2020, whereas the Ebitda margin was 23.02% on 1H20 to 30.66% on the same period of 2021.

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EBITDA - R$’000	Jan to Jun 2021	Jan to Jun 2020 (Restated)	Charge %
Net income for the period	2,368,990	1,013,517	133.74
+ Income tax and Social Contribution tax	799,673	393,140	103.41
+ Net financial revenue (expenses)	786,692	762,063	3.23
+ Depreciation and amortization	480,164	488,449	(1.70)
= Ebitda according to “CVM Instruction 527” (1)	4,435,519	2,657,169	66.93
Non-recurrent items
+ Non-controlling interests	(721)	(457)	57.77
+ Impairment (reversals) of assets held for sale (Note 32)	-	134,023	-
+ Periodic Tariff Review adjustments	(217,063)	(479,703)	(54.75)
+ Gains arising from the sale of non-current asset held for sale (Note 32)	(108,550)	-	-
+ Reversal of tax provisions	(78,361)	-	-
+ Impairment loss – Receivables from Renova	-	37,361	-
+ Gains arising from hydrological risk costs (Law 14,052/20), net	(909,601)	-	-
+ Advances for services provided, net *	(148,350)	-	-
+ Result of business combination (note 15)	-	(51,736)	-
Ebitda Adjusted (2)	2,972,873	2,296,657	29.44

* The amount refers to early payment of amounts for provision of services of the subsidiary ESCEE to a free customer, net of PIS/Pasep and Cofins taxes.

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated interim financial information in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net income adjusted for the effects of net financial revenue (expenses), depreciation, amortization and income tax and the social contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	The Company adjusts the EBITDA measured according to CVM Instruction 527 removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

The higher Ebitda in 1H21 than 1H20 mainly reflects net revenue 25.32% higher year-on-year, partially offset by operational costs, excluding depreciation and amortization, 20.84% higher YoY. The higher Ebitda calculated in accordance with CVM Instruction 527/2012 results, mainly, from the gains arising from renegotiation of hydrological risk, in the amount of R$909,601, as per the table above.

The main items in revenue in the period, are as follow:

Revenue from supply of energy

Revenue from supply of energy from January to June 2021 was R$13,789,570, 8.69% higher than the same period in 2020 (R$12,687,452).

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Final customers

Revenue from energy sold to final customers, excluding Cemig’s own consumption, from January to June 2021 was R$12,477,077, or 12.57% higher than the figure in the same period of 2020, R$11,083,458.

Cemig’s energy market

The total for sales in Cemig’s consolidated energy market comprises sales to: (i) Captive customers in Cemig’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica – CCEE), eliminating transactions between companies of the Cemig Group.

This table details Cemig’s market and the changes in sales of energy by customer category, comparing the period from January to June 2021 to the same period in 2020:

Revenue from supply of energy

	Jan to Jun 2021			Jan to Jun 2020			Charge %
	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh	R$
Residential	5,641,592	5,280,570	936.01	5,442,910	4,866,632	894.12	3.65	8.51
Industrial	7,859,762	2,479,825	315.51	6,326,923	1,981,349	313.16	24.23	25.16
Commercial, Services and Others	4,098,721	2,584,188	630.49	4,472,574	2,577,247	576.23	(8.36)	0.27
Rural	1,919,300	1,164,034	606.49	1,671,380	984,629	589.11	14.83	18.22
Public authorities	358,362	265,367	740.50	386,015	279,249	723.41	(7.16)	(4.97)
Public lighting	670,035	361,053	538.86	664,656	295,455	444.52	0.81	22.20
Public services	699,867	391,974	560.07	675,124	356,523	528.09	3.66	9.94
Subtotal	21,247,639	12,527,011	589.57	19,639,582	11,341,084	577.46	8.19	10.46
Own consumption	16,832	-	-	17,376	-	-	(3.13)	-
Unbilled retail supply, net	-	(49,934)	-	-	(257,626)	-	-	(80.62)
	21,264,471	12,477,077	586.76	19,656,958	11,083,458	563.84	8.18	12.57
Wholesale supply to other concession holders (3)	5,328,247	1,404,260	263.55	6,626,096	1,588,364	239.71	(19.59)	(11.59)
Wholesale supply not yet invoiced, net	-	(91,767)	-	-	15,630	-	-	-
Total	26,592,718	13,789,570	518.55	26,283,054	12,687,452	482.72	1.18	8.69

(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Data not audited by external auditors. .
(3)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The following factors that contributed significantly to the higher of 1.18% on the volume of energy sold are:

▪	the volume of energy sold to the industrial customer category was 24.23% higher, mainly reflecting new contracts for sales to Free Clients, starting supply in January 2021.
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▪	Energy sold to residential customers 3.65% higher YoY in 1H21, mainly reflecting the number of customers 2.7% higher YoY.
▪	Volume of energy sold to the rural customers category 14.83% higher, mainly reflecting the fact that consumption for irrigation was 44% higher, and comprised 38% of the total consumption by this category of customers, due to the lower volume of rains in the current period.
▪	Decrease of 8.36% in the volume of supply sold to the commercial customer category, mainly because of the significant migration of customers to Distributed Generation and the Free Market. In addition, this customer category still suffers the impact of the pandemic on economic activity, and thus on consumption.
▪	The average price of energy was 7.42% higher in 1H21 than 1H20, mainly reflecting the increase for energy sale contracts in the Regulated Market, of 2.13%, and also the higher incidence of ‘Tariff Flag’ extra charges in the tariffs of Cemig D. The higher average price of energy in the Free Market in 1H21 reflects shorter-term sales to traders in 1H20, resulting from lower market prices in the period.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. From January to June 2021, this was R$1,657,608, compared to R$1,399,108 in the same period of 2020 - increase of 18.48%.

This variation mainly arises from the Company’s annual tariff adjustment, in effect of 10.16% for free clients, applied from June 30, 2020, which respectively affected Free Clients with increases 5.74%, on August 19, 2020.

Additionally, the volume of energy transported from January to June 2021 was 15.27% higher than the same period of 2020, due to: (i) the increase in consumption for irrigation by rural customers; (ii) the migration of commercial customers to Free Market; and (iii) growth in the industrial market in 2021, due to the recovery of the economy, as follows:

	MWh
	Jan to Jun, 2021	Jan to Jun, 2020	Charge %
Industrial	10,101,082	8,750,291	15.44
Commercial	722,967	608,096	18.89
Rural	20,347	14,274	42.55
Public service	1,551	-	-
Concessionaires	124,337	144,465	(13.93)
Total	10,970,284	9,517,126	15.27

CVA and Other financial components in tariff adjustments

These items are the recognition of the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account and energy bought for resale, are significant components) and the costs that were used in calculating rates charged to customers. The amount of this difference is passed through to customers in the next tariff adjustment of Cemig D (the distribution company).

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From January to June 2021 this represented a gain (posted in revenue) of R$792,651, whereas in the same period in 2020 it produced a revenue of R$81,652. The difference mainly reflects a higher posting of new CVA and Other financial components in tariff adjustments in 1H21, due to the increase in the cost of energy acquired in Regulated Market and the cost of transmission. Also, realization of amounts approved in the current tariff cycle was lower than in the prior cycle.

For further details, see Note 13.

Transmission concession revenue

Transmission revenue from Cemig GT and Centroeste comprises the sum of revenues recorded for construction, strengthening, enhancement, operation and maintenance, as specified in the transmission contracts. Under the concession contracts, Annual Permitted Revenues (RAPs) of the existing electricity system, and those involved in tenders. These are updated annually, based mainly on the inflation index specified in the contract (the IPCA and IGP-M indices). Subsequently, all strengthening and enhancement works that are implemented upon specific authorization by Aneel result in the constitution of a new component of RAP.

The main items in revenue in the period, are as follow:

▪	The infrastructure operation and maintenance revenue was R$164,198 from January to June 2021, or 19.58% more than the same period of 2020 (R$137,312 - Restated);
▪	The revenues posted for construction, strengthening and enhancement of infrastructure totaled R$62,133 from January to June 2021, 40.29% less than the same period of 2020 (R$104,056 - Restated). This mainly reflects the lower investments in transmission, as a result of new decisions on investments in small-scale improvements, due to the alterations in regulations, and the suspension of contracts with suppliers of strengthening works;
▪	At the same time, revenues from financial remuneration of transmission contract assets were 157.80% higher from January to June 2021, at R$297,122, compared to R$115,252 in the (re-presented) results for the same period of 2020 – mainly reflecting the increase in the remuneration base of the assets linked to contracts, as from the Periodic Tariff Review (RTP) ratified by Aneel on June 30, 2020 and December 30, 2020.

More details in Note 14.

Revenue from transactions in the Power Trading Chamber (CCEE)

Revenue from transaction with energy on the CCEE (Power Trading Chamber) was R$108,088 from January to June 2021, compared to R$31,598 in the same period of 2020, an increase of 242.07%. This higher amount is due to excess of energy in 1H21, compared to deficit positions in 1H20. In 1H20 short-term bilateral sales were made that increased the Company’s exposure on the CCEE.

Additionally, there was an increase of 52.65% in the average spot price (PLD) in the Southeast and Center-West regions, which was R$201.01/MWh in 1H21, compared to R$131.68/MWh in 1H20, due to the water scarcity.

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Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$1,543,629 from January to June 2021, compared to R$962,887 in the same period of 2020 – 60.31% higher YoY. This basically reflects the increase on volume of gas sold was in fact 56.41% higher (at 677,702m³ on January to June 2021, vs. 433,273m³ in the same period of 2020), – under the influence, mainly, of the thermoelectric power generation, which consumption was 279.34% higher.

Construction revenue

Infrastructure construction revenue of distribution from January to June 2021 was R$738,437, compared to R$609,632 in the same period of 2020. This variation is mainly due to the execution of a larger proportion of the Investment Plan budget in assets related to distribution concession infrastructure, especially those related to the sub-transmission networks, in expansion, strengthening and enhancement of high-voltage infrastructure.

This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

The construction revenues of the Transmission segment have been dealt with in topic Transmission Concession Revenues.

Revenue arising from advances for services provided

Revenue in the amount of R$153,970 arising from the negotiation with a free customer that resulted in a revenue recognition related to trading services provided in advance by the subsidiary ESCEE, on June 2021.

Other operating revenues

The other operating revenues line for the Company and its subsidiaries from January to June 2021 totaled R$849,766, compared to R$886,612 in the same period of 2020 – 4.16% lower YoY. See Note 27 for a breakdown of other operating revenues.

Taxes and regulatory charges reported as Deductions from revenue

The taxes and charges that are recorded as deductions from operating revenue totaled R$6,341,886 from January to June 2021, or 11.37% more than the same period of 2020 (R$5,694,614 - restated).

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The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, and the subsidy for balanced tariff reduction, the low-income-customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC).

CDE charges in 1H21 totaled R$1,324,598, 8.76% more than in 1H20 (R$1,217,865). This mainly reflects (a) higher contracted demand, and (b) the start of charging of the ‘Covid Account CDE’ in May 2021, ratified by Dispatch 939 of April 5, 2021, under Normative Resolution 885 of June 23, 2020.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations are, substantially, in proportion to the variations in revenue.

Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses totaled R$11,896,061 from January to June 2021, or 19.74% more than the same period of 2020 (R$9,935,273 - restated). See more on the breakdown of Operating costs and expenses in Note 27.

The following paragraphs comment on the main variations:

Personnel

The expense on personnel from January to June 2021 was R$650,323, or 0.07% less than the same period of 2020 (R$650,789). This variation results, mainly:

▪	Reduction of 3.27% in the avarage number of employees from January to June 2021, compared to the same period of 2020, 5,288 and 5,467, respectly;
▪	Recognition, in 1H21, of a cost of R$35,238 on voluntary retirement plans, compared to R$58,850 in 1H20; and
▪	Salary increase of 4.77% under the Collective Work Agreement, as from November 2020.

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Outsourced services

The expense on outsourced services from January to June 2021 was R$687,075, or 14.19% more than the expense of R$601,690 in the same period of 2020. The following paragraphs comment on the main variations:

▪	Expenses on information technology 94.64% higher in 1H 21, at R$48,527, compared to R$24,932 in 1H20. This increase reflects new contracts and investments in IT security made in 2021.

▪	Expenses on conservation and cleaning of power line pathways, access roads and firebreaks of Cemig D were 46.21% higher year-on-year, at R$49,612 from January to June 2021 vs. R$33,933 in the same period of 2020.
▪	Expenses on disconnection and reconnection 136.25% higher in 1H21, at R$36,094, compared to R$15,278 in 1H20. This reflects resumption of the services, after the energy supply suspension due to default was once again allowed for certain classes of customers.

Energy purchased for resale

The expense on energy purchased for resale from January to June 2021 was R$6,417,348, or 15.22% more than in 2020 (R$5,569,733). The difference is mainly:

▪	expenses on energy acquired at auction in the regulated market by Cemig D were 37.75% higher, at R$2,159,787, compared to R$1,567,953 in the same period of 2020. This increase many arises from higher variable costs in energy trading contracts in the Regulated Market, due to higher dispatching of thermal plants;
▪	The expense on purchase of supply at the spot price was lower 42.62% from January to June 2021, at R$363,246, compared to the same period of 2020 (R$633,003). This lower figure mainly reflects the nil net balance on transactions on the CCEE in 1H21 is mainly due to the lower impact of availability contracts, due to dispatching of the thermoelectric plants outside ‘merit order’, for reasons of hydrological security. Also, Cemig GT made less purchases of spot energy in 1H21 than 1H20, mainly due to having made bilateral spot sales in 2020, increasing its exposure to the spot market;
▪	Higher expenses on distributed generation (‘geração distribuída’) of 61.31%: R$528,781 from January to June 2021, compared to R$327,796 in the same period of 2020. This reflects the higher number of generation units installed (86,377 on June 2021, compared to 49,339 on June 2020); and the higher volume of energy injected into the grid (864,599 MWh from January to June 2021, compared to 426,761 MWh in the same period of 2020).

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This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For more details please see Note 14.

Charges for use of the transmission network and other system charges

Charges for use of the transmission network from January to June 2021 totaled R$1,448,227, compared with R$622,453 in the same period of 2020, an higher of 132.66%.

These charges are payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by a Resolution from the Grantor (Aneel).

The difference is mainly due to lower transmission charges in 2Q20, resulting in lower cash outflow from distributors during the Covid-19 pandemic. The charges were increased by approximately 40% as from July 2020. Also, there was higher dispatching of thermal plants outside the ‘merit order’, for energy security of the system, in 1H21, and consequently their high cost increased the System Service Charge (CCEE-ESS), which is also part of this account line, from R$5,630 in 1H20 to R$424,968 in 1H21.

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. More details see note 14.

Operating provisions

Operating provisions from January to June 2021 totaled R$93,379, or 73.82% less than the same period of 2020 (R$356,729). This arises mainly from the following factors:

▪	Expected losses on doubtful receivables from clients 80.40% lower, at R$42,168 from January to June 2021, compared to R$215,100 in the same period of 2020, mainly reflecting the positive effect, as from March 2021, of improvement of the rules for provisioning in progress, which aim to assimilate good practices adopted by the market in the energy sector, added to efficacy of the default mitigation plan, with more intense use of collection tools, widening of the channels of negotiation, and diversification of means of payment.
▪	Constitution of estimated provisions for losses on loans to related parties, in 1H20, referring to credits owed by Renova totaling R$37,361.
▪	Difference in the provisions for tax contingencies, with a net reversal of R$18,974 in 1H21, compared to a positive amount (constitution of new provisions) of R$24,439 in 1H20. The improvement resulted, among other factors, from a judgment given in favor of the Company in one of the administrative cases relating to social security contributions, which resulted in cancellations of tax debits, according to calculations made by the tax authority (Receita Federal).

For further details, please see Note 24.

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Construction cost

Infrastructure construction costs from January to June 2021 totaled R$785,561, or 14.90% more than the same period of 2020 (R$683,676). The difference mainly arises the higher volume of investments in distribution on January to March 2021, compared to the same period of 2020, especially in sub-transmission, in expansion, strengthening and enhancement of high-voltage infrastructure.

This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Gas bought for resale

From January to June 2021, the Company recorded an expense of R$868,042 on acquisition of gas, 59.77% more than its comparable expense of R$543,303 in the same period of 2020. This basically reflects the increase of volume of gas sold was in fact 56.41% higher (at 677,702m³ on January to June 2021, vs. 433,273m³ in the same period of 2020), – under the influence, mainly, of the thermoelectric power generation, which consumption was 279.34% higher.

Share of profit (loss) of associates and joint ventures, net

The result of equity method valuation of interests in non-consolidated investees was a gain of R$151,479 from January to June 2021, compared to a gain of R$164,476 in the same period of 2020 (7.90% lower on January to June 2021, compared to the same period of 2020). The lower figure mainly reflects a loss recognized for the investee Madeira 271.86% higher YoY, partially offset by the gain from the investee Taesa 62.93% higher.

The breakdown of the results from the investees recognized under this line is given in detail in Note 15.

Net financial revenue (expenses)

Cemig reports net financial expenses from January to June 2021 of R$786,692, compared to net financial expenses of R$762,063 in the same period of 2020 (decrease of 3.23%). The main factors are:

▪	Depreciation of the dollar against the real in 1H21 of 3.74%, compared to appreciation, of 35.86%, in 1H20 – generating a posting of revenues of R$291,750 in 1H21, vs. expenses, of R$2,167,950, in 1H20;
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▪	Negative variation in the fair value of the financial instrument contracted to hedge the risks of the Eurobond in 1H21, in contrast to the positive effect at June 30, 2020. In 1H21 the variation in the fair value of the hedge instrument generated an expense of R$612,765, compared to a gain of R$1,800,960 in 1H20. The reduction in the fair value of the hedge instrument in 1H21 arises from the higher future yield curve.

For a breakdown of financial revenues and expenses please see Note 28.

Income tax and social contribution tax

From January to June 2021, the expense on income tax and the social contribution tax totaled R$799,673, on pre-tax profit of R$3,168,663, an effective rate of 25.24%. From January to June 2020, the expense on income tax and the social contribution tax was R$393,140 (restated), on pre-tax loss of R$1,406,657 (restated) an effective rate of 27.95%.

These effective rates are reconciled with the nominal tax rates in Note 9c.

Results for the quarter

From 2Q21, Cemig reports profit of R$1,946,639, compared to a profit of R$1,081,650 (restated) in the same period in 2020. The higher Ebitda calculated in accordance with CVM Instruction 527/2012 results, mainly, from the posting of gains arising from the renegotiation of hydrological risk, in the amount of R$909,601. The following items describe the main variations between the two periods in revenues, costs, expenses and financial items.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated adjusted Ebitda, with the removal of non-recurrent items, higher in 39.21% on 2Q21 compared to the same period of 2020, whereas the adjusted Ebitda margin higher from 17.24% to 17.95%. Consolidated Ebitda higher 38.81% on 2Q21 compared to the same period of 2020, whereas the Ebitda margin was 33.93% on 2Q20 to 35.22% on the same period of 2021.

EBITDA - R$’000	Apr to Jun 2021	Apr to Jun 2020 (Restated)	Charge %
Net income for the period	1,946,639	1,081,650	79.97
+ Income tax and Social Contribution tax	880,346	503,384	74.89
+ Net financial revenue (expenses)	(478,528)	35,317	-
+ Depreciation and amortization	241,733	245,697	(1.61)
= Ebitda according to “CVM Instruction 527” (1)	2,590,190	1,866,048	38.81
Non-recurrent items
+ Non-controlling interests	(402)	(188)	113.83
+ Impairment (reversals) of assets held for sale (Note 32)	-	(475,137)	-
+ Periodic Tariff Review adjustments	(211,247)	(479,703)	(55.96)
+ Gain arising from the renegotiation of hydrological risk costs (Law 14,052/20), net	(909,601)	-	-
+ Advances against services provided, net *	(148,350)	-	-
+ Reversal of tax provisions	(327)	-	-
+ Impairment loss – Receivables from Renova	-	37,361	-
Ebitda Adjusted (2)	1,320,263	948,381	39.21

* The amount refers to early payment of amounts for provision of services of the subsidiary ESCEE to a free customer, net of PIS/Pasep and Cofins taxes.

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(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated interim financial information in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net income adjusted for the effects of net financial revenue (expenses), depreciation, amortization and income tax and the social contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	The Company adjusts the EBITDA measured according to CVM Instruction 527 removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

The higher Ebitda in 2Q21 than 2Q20 mainly reflects net revenue 33.71% higher year-on-year, partially offset by operational costs, excluding depreciation and amortization, 26.67% higher YoY. The higher Ebitda – calculated in accordance with CVM Instruction 527/2012 – mainly reflects the positive effects on revenues in 2Q21, and posting of the gains arising from renegotiation of hydrological risk, in the amount of R$909,601.

The main items in revenue in the period, are as follow:

Revenue from supply of energy

Revenue from supply of energy on 2Q21 was R$6,837,733, 15.50% higher than the same period in 2020 (R$5,920,014).

Final customers

Revenue from energy sold to final customers, excluding Cemig’s own consumption, on 2Q21 was R$6,257,790, or 17.36% higher than the figure in the same period of 2020, R$5,332,353.

Cemig’s energy market

The total for sales in Cemig’s consolidated energy market comprises sales to: (i) Captive customers in Cemig’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica – CCEE), eliminating transactions between companies of the Cemig Group.

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This table details Cemig’s market and the changes in sales of energy by customer category, comparing on 2Q21 to the same period in 2020:

Revenue from supply of energy

	Apr to Jun 2021			Apr to Jun 2020			Charge %
	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh	R$
Residential	2,766,585	2,620,985	947.37	2,657,910	2,307,578	868.19	4.09	13.58
Industrial	4,058,047	1,269,674	312.88	2,982,979	934,197	313.18	36.04	35.91
Commercial, Services and Others	1,992,781	1,263,457	634.02	2,028,857	1,136,848	560.34	(1.78)	11.14
Rural	1,074,926	629,219	585.36	896,375	511,810	570.98	19.92	22.94
Public authorities	171,645	128,263	747.26	169,009	121,381	718.19	1.56	5.67
Public lighting	314,679	149,098	473.81	325,162	142,679	438.79	(3.22)	4.50
Public services	352,752	197,094	558.73	339,650	177,860	523.66	3.86	10.81
Subtotal	10,731,415	6,257,790	583.13	9,399,942	5,332,353	567.28	14.16	17.36
Own consumption	8,272	-	-	7,970	-	-	3.79	-
Unbilled retail supply, net	-	(55,728)	-	-	(104,793)	-	-	(46.82)
	10,739,687	6,202,062	577.49	9,407,912	5,227,560	555.66	14.16	18.64
Wholesale supply to other concession holders (3)	2,612,137	653,719	250.26	3,401,541	726,004	213.43	(23.21)	(9.96)
Wholesale supply not yet invoiced, net	-	(18,048)	-	-	(33,550)	-	-	(46.21)
Total	13,351,824	6,837,733	517.65	12,809,453	5,920,014	472.96	4.23	15.50

(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Data not audited by external auditors.
(3)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The following factors that contributed significantly to the increased of 4.23% on the volume of energy sold are:

▪	the volume of energy sold to the industrial customer category was 36.04% higher, mainly reflecting new contracts for sales to Free Clients, starting supply in January 2021.
▪	decrease of 1.78% in the volume of supply sold to the commercial customer category, reflecting the impact of the pandemic on economic activity, and thus on consumption. The lower volume in the captive market reflects the significant migration of customers to Distributed Generation and the Free Market.

▪	Volume of energy sold to the rural customer category 19.92% higher YoY, mainly due to increased consumption for irrigation, the largest factor in rural users’ consumption, reflecting the lower rainfall in 2Q21 than in 2Q20.
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▪	Supply of energy to other concession holders 23.21% lower, mainly due to the high volume of spot sales to traders in the early months of 2020, and also the difference in volume contracted with Trader clients.
▪	The average price of energy was 9.45% higher in 1H21 than 1H20, mainly reflecting the increase for energy sale contracts in the Regulated Market, of 3.32%, and also the higher incidence of ‘Tariff Flag’ extra charges in the tariffs of Cemig D. The higher average price of energy in the Free Market reflects shorter-term sales to traders than in 2Q20, resulting from lower market prices in the period.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. On 2Q21, this was R$820,873, compared to R$674,737 in the same period of 2020 - increase of 21.66%.

This variation mainly the volume of energy transported on 2Q21 was 21.36% higher than the same period of 2020.

	MWh
	Apr to Jun, 2021	Apr to Jun, 2020	Charge %
Industrial	5,118,220	4,230,152	20.99
Commercial	356,817	254,096	40.43
Rural	10,560	7,045	49.89
Public service	900	-	-
Concessionaires	52,220	72,652	(28.12)
Total	5,538,717	4,563,945	21.36

CVA and Other financial components in tariff adjustments

These items are the recognition of the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account and energy bought for resale, are significant components) and the costs that were used in calculating rates charged to customers. The amount of this difference is passed through to customers in the next tariff adjustment of Cemig D (the distribution company).

On 2Q21 this represented a gain (posted in revenue) of R$453,744, whereas in the same period in 2020 it produced a gain of R$136,254. This difference mainly reflects a higher posting of CVA and Other financial components in tariff adjustments in 2Q21, compared to 2Q20, due to the increase in the costs of energy purchased in the regulated market, and transmission costs. Also, realization of amounts approved in the current tariff cycle was lower than in the prior cycle.

For further details, see Note 13.

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Transmission concession revenue

Transmission revenue from Cemig GT and Centroeste comprises the sum of revenues recorded for construction, strengthening, enhancement, operation and maintenance, as specified in the transmission contracts. Under the concession contracts, Annual Permitted Revenues (RAPs) of the existing electricity system, and those involved in tenders. These are updated annually, based mainly on the inflation index specified in the contract (the IPCA and IGP-M indices). Subsequently, all strengthening and enhancement works that are implemented upon specific authorization by Aneel result in the constitution of a new component of RAP.

The main items in revenue in the period, are as follow:

▪	The infrastructure operation and maintenance revenue was R$75,036 on 2Q21, or 23.59% more than the same period of 2020 (R$60,715 - Restated);
▪	The revenues posted for construction, strengthening and enhancement of infrastructure totaled R$39,682 on 2Q21, 7.32% less than the same period of 2020 (R$42,815 - Restated). This mainly reflects the lower investments in transmission, as a result of new decisions on investments in small-scale improvements, due to the alterations in regulations, and the suspension of contracts with suppliers of strengthening works; and
▪	At the same time, revenues from financial remuneration of transmission contract assets were 220.27% higher on 2Q21, at R$139,867, compared to R$43,672 in the (re-presented) results for the same period of 2020 – mainly reflecting the increase in the remuneration base of the assets linked to contracts, as from the Periodic Tariff Review (RTP) ratified by Aneel on June 30, 2020 and December 30, 2020.

More details in Note 14.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$838,444 on 2Q21, compared to R$403,227 in the same period of 2020 – 107.93% higher YoY. This basically reflects the increase on volume of gas sold was in fact 85.72% higher (at 340,126m³ on April to June 2021, vs. 183,137m³ in the same period of 2020), – under the influence, mainly, of the thermoelectric power generation, which consumption was 279.34% higher.

Construction revenue

Infrastructure construction revenue of distribution on 2Q21 was R$409,128, compared to R$346,559 in the same period of 2020. This variation is mainly due to the execution of a larger proportion of the Investment Plan budget in assets related to distribution concession infrastructure, especially those related to the sub-transmission networks, in expansion, strengthening and enhancement of high-voltage infrastructure.

This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

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The construction revenues of the Transmission segment have been dealt with in topic Transmission Concession Revenues.

Revenue arising from advances for services provided

Revenue in the amount of R$153,970 arising from the negotiation with a free customer that resulted in a revenue recognition related to trading services provided in advance by the subsidiary ESCEE, on June 2021.

Other operating revenues

The other operating revenues line for the Company and its subsidiaries on 2Q21 totaled R$436,904, compared to R$473,142 in the same period of 2020 – 7.66% lower YoY. See Note 25 for a breakdown of other operating revenues.

Taxes and regulatory charges reported as Deductions from revenue

The taxes and charges that are recorded as deductions from operating revenue totaled R$3,218,609 on 2Q21, or 19.98% more than the same period of 2020 (R$2,682,530 - restated).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, and the subsidy for balanced tariff reduction, the low-income-customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC).

CDE charges in 2Q21 totaled R$649,729, 6.48% more than in 2Q20 (R$608,155). This mainly reflects (a) higher contracted demand, and (b) the start of charging of the ‘Covid Account CDE’ in May 2021, ratified by Dispatch 939 of April 5, 2021, under Normative Resolution 885 of June 23, 2020.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

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Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations are, substantially, in proportion to the variations in revenue.

Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses totaled R$6,159,165 on 2Q21, or 25.26% more than the same period of 2020 (R$4,917,140 - restated). See more on the breakdown of Operating costs and expenses in Note 26.

The following paragraphs comment on the main variations:

Personnel

The expense on personnel on 20Q1 was R$342,869, or 1.09% more than the same period of 2020 (R$339,183). This variation results, mainly:

▪	Salary increase of 4.77% under the Collective Work Agreement, as from November 2020;
▪	Recognition, in 2Q21, of a cost of R$35,238 on voluntary retirement plans, compared to R$58,850 in 2Q20;
▪	Reduction of 4.18% in the avarage number of employees from April to June 2021, compared to the same period of 2020.

Outsourced services

The expense on outsourced services in 2Q2021 was R$344,641, or 13.89% more than the expense of R$302,609 in 2Q2020. The main impacts arise from the factors detailed below:

▪	Expenses on information technology 110.44% higher in 2Q21, at R$23,266, compared to R$11,056 in 2Q20. This increase reflects new contracts and investments in IT security made in 2021.

▪	Expenses on conservation and cleaning of power line pathways, access roads and firebreaks of Cemig D were 31.54% higher year-on-year, at R$25,205 in 2Q2021 vs. R$19,161 in 2Q2020;

▪	Expenses on disconnection and reconnection 396.10% higher in 2Q21, at R$20,087, compared to R$4,049 in 2Q20. This reflects resumption of the services, after the energy supply suspension due to default was once again allowed for certain classes of customers.

Energy purchased for resale

The expense on energy purchased for resale on 2Q21 was R$3,309,234, or 20.11% more than in 2020 (R$2,755,238). The difference is mainly:

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▪	expenses on energy acquired at auction in the regulated market by Cemig D were 38.53% higher, at R$1,036,952, compared to R$748,514 in the same period of 2020. This increase many arises from higher variable costs in energy trading contracts in the Regulated Market, due to higher dispatching of thermal plants;
▪	The expense on purchase of supply at the spot price was higher 29.02% on 2Q21, at R$323,914, compared to the same period of 2020 (R$251,066). The result expressed for spot-price supply is the net balance between revenues and expenses of transactions on the Power Trading Chamber (CCEE). The lower figure is mainly due to the average spot price (PLD) being 204.00% higher, at R$229,44/MWh in 2Q2021, compared to R$75.47/MWh in 2Q2020;
▪	Higher expenses on distributed generation (‘geração distribuída’) of 77.40%: R$273,757 in 2Q2021, compared to R$154,314 in 2Q2020. This reflects the higher number of generation units installed and the higher volume of energy injected into the grid (445,944 MWh in 2Q2021, compared to 232,076 MWh in 2Q2020).

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For more details please see Note 14.

Charges for use of the transmission network and other system charges

Charges for use of the transmission network on 2Q21 totaled R$701,915, compared with R$257,441 in the same period of 2020, an higher of 172.65%.

These charges are payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by a Resolution from the Grantor (Aneel).

The difference is mainly due to lower transmission charges in 2Q20, resulting in lower cash outflow from distributors during the Covid-19 pandemic. The charges were increased by approximately 40% as from July 2020. Also, there was higher dispatching of thermal plants outside the ‘merit order’, for energy security of the system, in 1Q21, and consequently their high cost increased the System Service Charge (CCEE-ESS), which is also part of this account line, from R$5,630 in 2Q20 to R$142,771 in 2Q21.

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. More details see note 14.

Operating provisions

Operating provisions on 2Q20 totaled R$69,175, or 64.99% less than the same period of 2020 (R$197,613). This arises mainly from the following factors:

▪	Expected losses on doubtful receivables from clients, at reversal of R$985 on 2Q21, compared to losses of R$115,360 in the same period of 2020. This mainly reflects the positive effect of enhancement of the rules for provisioning in progress, which aims to assimilate good practices adopted by the market in the energy sector.
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▪	Provisions for the SAAG put option higher YoY: a R$26,525 in 2Q21, compared to posting of a provision of R$1,988 in 2Q20. For more information on the criteria and variables for calculation of these options, please see Note 30b.
▪	Increase in net provisions for third-party liability legal actions, in the amount of R$12,684, on 2Q21, compared to R$6,379 in the same period of 2020. The difference mainly arises from provisions made for legal actions for third party liability, claiming payment of indemnity for pain and suffering.

For further details, please see Note 24.

Construction cost

Infrastructure construction costs on 2Q21 totaled R$437,186, or 17.08% more than the same period of 2020 (R$373,405). The difference mainly arises the higher volume of investments in distribution on 2Q21, compared to the same period of 2020, especially in sub-transmission, in expansion, strengthening and enhancement of high-voltage infrastructure.

This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Gas bought for resale

On 2Q21, the Company recorded an expense of R$480,517 on acquisition of gas, 107.68% more than its comparable expense of R$231,378 in the same period of 2020. This basically reflects the increase of volume of gas sold was in fact 85.72% higher (at 340,126m³ on 2Q2021, vs. 183,137m³ in the same period of 2020), – under the influence, mainly, of the thermoelectric power generation, which consumption was 279.34% higher.

Share of profit (loss) of associates and joint ventures, net

The result of equity method valuation of interests in non-consolidated investees was a gain of R$32,792 on 2Q21, compared to a gain of R$82,534 in the same period of 2020 (60.27% lower on 2Q20, compared to the same period of 2020). The lower figure mainly reflects a loss recognized for the investee Madeira 382.37% higher YoY, partially offset by the gain from the investee Taesa 65.01% higher.

The breakdown of the results from the investees recognized under this line is given in detail in Note 15.

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Net financial revenue (expenses)

Cemig reports net financial revenues on 2Q21 of R$478,528, compared to net financial expenses of R$35,317 in the same period of 2020. The main factors are:

▪	The dollar depreciated by 12.20% against the Real in 2Q21, compared to appreciation of 5.33% in 2Q20, resulting in a gain arising from FX variations from debt in foreign currency of R$1,042,650 in 2Q21, compared to an expense of R$415,950 in 2Q20;
▪	Negative variation in the fair value of the financial instrument contracted to hedge the risks of the Eurobond in 2Q21, in contrast to the positive effect at June 30, 2020. In 2Q21 the variation in the fair value of the hedge instrument generated an expense of R$425,417, compared to a gain of R$486,720 in 2Q20. The reduction in the fair value of the hedge instrument in 2Q21 arises from the higher future yield curve.

For a breakdown of financial revenues and expenses please see Note 28.

Income tax and social contribution tax

On 2Q21, the expense on income tax and the social contribution tax totaled R$880,346, on pre-tax profit of R$2,826,985, an effective rate of 31.14%. On 2Q20, the expense on income tax and the social contribution tax was R$503,384 (restated), on pre-tax profit of R$1,585,034 (restated) an effective rate of 31.76%.

These effective rates are reconciled with the nominal tax rates in Note 9c.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Board of Directors

Meetings

The Board of Directors met 13 times up to June 30, 2021, to discuss strategic planning, projects, acquisition of new assets, various investments, and other subjects.

Membership, election and period of office

The present period of office began with the EGM on July 31, 2020, with election by the multiple voting system.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in 2022.

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The composition of the Board of Directors will be assessed annually by the Board of Directors itself, aiming to implement a gradual change with a view to increase diversity – for which targets may possibly be established.

Principal responsibilities and duties:

Under the by-laws, the Board of Directors has the following responsibilities and duties, as well as those conferred on it by law:

▪	Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value equal to 1% or more of the Company’s total Shareholders’ equity.
▪	Authorization for issuance of securities in the domestic or external market to raise funds;
▪	Approval of the Long-term Strategy and the Multi-year Business Plan, and alterations and revisions to them, and the Annual Budget.

Qualification and remuneration

The Board of Directors of the Company comprises 9 (nine) sitting members and the same number of substitute members. One is the Chair, and another Deputy Chair. The members of the Board of Directors are elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of Shareholders. Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to any requirements and prohibitions in applicable legislation and regulations.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

The Audit Committee

The Audit Committee is an independent, consultative body, permanently established, with its own budget allocation. Its objective is to provide advice and assistance to the Board of Directors, to which it reports. It also has the responsibility for such other activities as are attributed to it by legislation.

The Audit Committee has four members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

Under the by-laws, the Audit Committee of Cemig has the following duties, among others:

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▪	to supervise the activities of the external auditors, evaluating their independence, the quality of the services provided and the appropriateness of such services to the Company’s needs;
▪	to supervise activities in the areas of internal control, internal audit and preparation of the financial statements;
▪	to evaluate and monitor, jointly with the management and the Internal Audit Unit, the appropriateness of the transactions with related parties.

Executive Board

The Executive Board has 7 (seven) members, whose individual functions are set by the Company’s bylaws. They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily under the by-laws, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution). The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2022.

The composition of the Executive Board will be assessed annually by the Board of Directors itself, aiming to implement a gradual change with a view to increase diversity – for which targets may possibly be established.

The members of the Executive Board and their résumés are on our website: http://ri.cemig.com.br.

The members of the Executive Board (the Company’s Chief Officers) have individual responsibilities set by the Board of Directors and the by-laws. These include:

▪	Current management of the Company’s business, subject to compliance with the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with these by-laws.
▪	Authorization of the Company’s capital expenditure projects, signing of agreements or other legal transactions, contracting of loans and financings, and creation of any obligation in the name of the Company, based on an approved Annual Budget, which individually or in aggregate have values less than 1% (one per cent) of the Company’s Shareholders’ equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates.
▪	The Executive Board meets, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present. The decisions of the Executive Board are taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.
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Audit Board

Meetings

▪	The Audit Board held seven meetings through the first semester of 2021.

Membership, election and period of office

▪	We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Shareholders, for periods of office of two years.
▪	Nominations to the Audit Board must obey the following:

a)	The following two groups of shareholders each have the right to elect one member, in separate votes, in accordance with the applicable legislation: (i) the minority holders of common shares; and (ii) the holders of preferred shares.

b)	The majority of the members must be elected by the Company’s controlling shareholder; at least one must be a public employee, with a permanent employment link to the Public Administration.
▪	The members of the Audit Board are listed on our website: http://ri.cemig.com.br.

Under the by-laws, the Audit Board has the duties and competencies set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company’s shares are listed and traded.

Qualification and remuneration

The global or individual compensation of the members of the Audit Board is set by the General Meeting of Shareholders which elects it, in accordance with the applicable legislation.

Résumé information on its members is on our website: http://ri.cemig.com.br.

Corporate risk management and internal controls

As a part of Cemig’s corporate governance practices, corporate risk management overall objective is to build and maintain a structure capable of providing material information to senior management to support making of decisions, creating and protecting the company’s value. The process of risk management enables the risk of the business’s objectives to be managed effectively, making it possible to influence and align strategy and performance in all the areas of the company.

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Since 2016 Cemig’s corporate risk management activity is subordinated to the office of the CEO. In 2019, a separate senior management unit, Compliance, Corporate Risks and Internal Controls, was created, bringing the processes of risk management and internal controls together under a single administration. This change underlines the intention to increase the synergy between these processes, and the independence from other processes – so as to supply senior management with independent information for decision-making, preserving the value of the company.

Thus, in 2019, the Executive Board and the Board of Directors approved the ‘Top Risks’ corporate risk matrix, for the years 2019/2020, which comprehends business such as Generation, Transmission, Distribution, Trading, Distributed Generation (‘Geração Distribuída’), Holding as well as ordinary business risks.

These risks, related to execution of strategy and scenarios, and also risks of conflicts of interest, fraud and corruption are under responsibility of the Chief Officers and they are monitored and reported periodically to the Management.

Each Chief Officer’s Department has responsibility for monitoring and managing the Company’s exposure to these risks as they relate to execution of strategy and scenarios, and also risks of conflicts of interest, fraud and corruption. The Chief Officers report on this monitoring periodically to senior management.

In 2019, the Company hired an expert consulting firm to support the review of internal control and risk matrix as well as to monitor periodically the execution and sufficiency of controls, analysis of failure/weakness and to support the remediation plans development and execution.

The matrix of internal controls is also revised and approved annually. The Risk Management and Internal Controls Unit tests and monitors the controls design. The internal audit, in its turn, monitors independently the internal control practices by testing control effectiveness. The conclusion of this assessment is reported periodically to the Board of Directors, the Audit Board, and the Audit Committee.

The internal controls provide reasonable assurance that errors and frauds that might cause an impact on the performance are detected and prevented, aimed at:

▪	Operational effectiveness and efficiency
▪	Reliable financial reporting
▪	Compliance with laws, regulations and policies.

The controls linked to mitigation of risks associated with preparation and publication of the financial statements are a part of Cemig’s Risks and Internal Controls Matrix. The financial statements are issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the US Public Company Accounting Oversight Board (PCAOB), included as part of the annual 20-F Report filed with the US Securities and Exchange Commission (SEC). Cemig obtained the first certification of its internal controls for the business year of 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

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Statement of Ethical Principles and Code of Professional Conduct

On May 11, 2004 Cemig’s Board of Directors approved the Statement of Ethical Principles and Code of Professional Conduct, which aims to orient and discipline everyone acting in the name of, or interacting with, Cemig, to ensure ethical behavior at all times, and always in accordance with the law and regulations. The code can be seen at http://ri.cemig.com.br. It was updated in 2018 and in 2019 to comply with the laws n. 12,486/2013 and n. 13,303/2016. Annually, the Company provide training on Statement of Ethical Principles and Code of Professional Conduct for all its employees.

The Ethics Committee

This was created on August 12, 2004, and is responsible for coordinating action in relation to management (interpretation, publicizing, application and updating) of the Statement of Ethical Principles and Code of Professional Conduct, including assessment of and decision on any possible non-compliances with Cemig’s Code of Ethics.

The Committee has eight sitting members. It may be contacted through our Ethics Channel – the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line – these means of communication are widely publicized internally to all staff. These channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig’s Statement of Ethical Principles and Code of Professional Conduct.

The Ethics Channel

Cemig installed this means of communication, available on the internal corporate Intranet, in December 2006.

Through it the Ethics Committee can receive anonymous reports or accusations that can enable Cemig to detect irregular practices that are contrary to its interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

It is one more step in improving Cemig’s transparency, compliance with legislation, and alignment with best corporate governance practices. It improves the management of internal controls and dissemination of the ethical culture to Cemig’s employees in the cause of optimum compliance by our business.

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Anti-fraud Policy

In its business and activities, Cemig does not accept the practice and concealment of acts of fraud or corruption in all its forms. Suspicions and allegations of such acts are rigorously assessed and where proven, apply disciplinary procedures set out in the internal rules of the Company, as well as lawsuits and criminal charges, when applicable.

Thus, in 2012, Cemig consolidated its Anti-Fraud Policy is applicable to all members of the Board of Directors and Fiscal Officers, employees and contractors. The policy underscores the Company's commitment to the Global Compact principles on the subject, particularly the principle of number ten, which deals with combating corruption in all its forms, including extortion and bribery.

SHAREHOLDING POSITION OF HOLDERS OF

MORE THAN 5% OF THE VOTING STOCK ON JUNE 30, 2021

	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
State of Minas Gerais	288,485,632	50.97	13,143	-	288,498,775	17.04
Other entities of Minas Gerais State	23,094	-	12,376,443	1.10	12,399,537	0.73
FIA Dinâmica Energia S.A.	146,668,528	25.91	63,076,757	5.60	209,745,285	12.39
BNDES Participações	63,082,911	11.14	30,438,020	2.70	93,520,931	5.52
BlackRock	-	-	123,325,741	10.94	123,325,741	7.28
Others	67,776,469	11.97	898,095,330	79.67	965,871,799	57.04
In Brazil	49,011,847	8.66	175,451,693	15.56	224,463,540	13.26
Foreign shareholders	18,764,622	3.32	722,643,637	64.10	741,408,259	43.78
Total	566,036,634	100.00	1,127,325,434	100.00	1,693,362,068	100.00

CONSOLIDATED SHAREHOLDING POSITION OF

THE CONTROLLING SHAREHOLDERS AND MANAGERS, AND FREE FLOAT,

ON JUNE 30, 2021

	January to June 2021
	ON	PN
Controlling shareholder	288,485,632	13,143
Board of Directors	-	81,252
Executive Board	11,498	9,291
Shares in Treasury	79	650,817
Free float	277,539,425	1,126,570,931
TOTAL	566,036,634	1,127,325,434

Investor Relations

In 2019 we expanded Cemig’s exposure to the Brazilian and global capital markets, through strategic actions intended to enable investors and shareholders to make a correct valuation of our businesses and our prospects for growth and addition of value.

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

142

Our results are published through presentations transmitted via video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses, roadshows, and events such as Money Shows; as well as holding phone and video conference calls with analysts, investors and others interested in the capital markets.

On April 2021, we held our 26rd Annual Meeting with the Capital Markets, where market professionals had the opportunity to interact with the Company’s directors and principal executives. In 2021 the event was held online, due to the Covid-19 pandemic.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the Company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with shareholders, customers, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares (tickers: CMIG4 and CMIG3 respectively) have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001. This classification represents a guarantee to our shareholders of optimum reporting of information, and also that shareholdings are relatively widely dispersed. Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing its preferred (PN) shares (ticker CIG) and common (ON) shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

In June 11, 2018 an Extraordinary Meeting of Shareholders approved alterations to the Company’s bylaws, to maintain best corporate governance practices, and adapt to Law 13,303/2016 (also known as the State Companies Law).

The improvements now formally incorporated in the by-laws include:

143

▪	Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC Best Corporate Governance Practices Code, and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index.
▪	Creation of the Audit Committee (Comitê de Auditoria). The Audit Board (Conselho Fiscal) remains in existence.
▪	The Policy on Eligibility and Evaluation for nomination of a member of the Board of Directors and/or the Executive Board in subsidiary and affiliated companies.
▪	The Related Party Transactions Policy.
▪	Formal designation for the Board of Directors to ensure implementation of and supervision of the Company’s systems of risks and internal controls.
▪	Optional power for the Executive Board to expand the technical committees (on which members are career employees), with autonomy to make decisions in specific subjects.
▪	The CEO now to be responsible for directing compliance and corporate risk management activities.
▪	Greater emphasis on the Company’s control functions: internal audit, compliance, and corporate risk management.
▪	Adoption of an arbitration chamber for resolution of any disputes between the Company, its shareholders, managers, and/or members of the Audit Board.

* * * * * * * * * * * *

(The original is signed by the following signatories)

Reynaldo Passanezi Filho	Dimas Costa	Leonardo George de Magalhães
Chief Executive Officer	Chief Trading Officer	Chief Finance and Investor Relations Officer

Marney Tadeu Antunes		Maurício Dall’Agneses
Chief Distribution Officer		Chief Officer Cemigpar

Thadeu Carneiro da Silva		Eduardo Soares
Chief Generation and Transmission Officer		Chief Regulation and Legal

Mário Lúcio Braga		Carolina Luiza F. A. C. de Senna
Controller CRC-MG 47.822		Financial Accounting and Equity Interests Manager Accountant – CRC-MG 77.839
144

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Independent Auditor’s Review Report on Quarterly Information - ITR

To the Shareholders and Management of

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte - MG

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Companhia Energética de Minas Gerais – Cemig (the “Company”), for the quarter ended June 30, 2021, comprising the statement of financial position as at June 30, 2021, and the related statements of profit or loss, of comprehensive income for three and six-month periods then ended, and of changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 – Interim Financial Reporting and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

145

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

Emphasis of matters

Restatement of corresponding figures

As described in Note 2.3, due to the impacts on the statement of profit and loss of the adjustments in discounts rates of the financial inflows of the concession contract related to the transmission segment and the respective impact on the construction margin allocation, the quarter and the six-month period ended June 30, 2020, presented for comparative purposes, are being restated in accordance with NBC TG 23 - Accounting Policies, Changes in Accounting Estimates and Errors. Additionally, as described in Note 25, due to the increase in the number of shares as a result of capitalization of reserves, the Company adjusted the earnings per share and the respective explanatory notes for the three and six-month period ended June 30, 2020. Our conclusion is not modified in respect to this matter.

Risk regarding the ability of the jointly-controlled entity Renova Energia S.A. to continue as a going concern

As described in Note 15 to the individual and consolidated interim financial information, on December 18, 2020 were approved in the General Meeting of Creditors and ratified by the 2nd State of São Paulo In-Court Reorganization and Bankruptcy Court, the court-supervised reorganization plans of the jointly-controlled entity Renova Energia S.A. – in-court supervised reorganization and some of its subsidiaries, which accounting effects were recorded in the financial statements of the jointly-controlled entity for the year ended December 31, 2020. Although the in-court reorganization plans effects have been approved and recorded, there are events or conditions together with other matters described in referred note that may indicate significant doubt about its ability to continue as a going concern. Our conclusion is not modified in respect to this matter.

Other matters

Statements of value added

The above mentioned quarterly information include the individual and consolidated statements of value added (SVA) for the six-month period ended June 30, 2021, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

146

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

Belo Horizonte (MG), August 16, 2021.

147

2.	Earnings Release for quarter ended on June 30, 2021.

CEMIG 2Q21 RESULTS

EBITDA R$ 2,590 MILLION

ADJUSTED EBITDA R$ 1,320 MILLION – UP 39.2% FROM 2Q20

Highlights of 2Q21:

▪	Cemig D distributed 12.4% more energy in 2Q21 than 2Q20

o   Captive market: up 5.4% YoY

o   Transport for clients: up 21.4% YoY

▪	Gas – volume sold in 2Q21: up 85.7% YoY
▪	Cemig D

o   Opex within regulatory limit (R$ 128 million below) in the first semester.

o   Realized Ebitda R$ 119 million above regulatory level in the first semester.

▪	Bonds: gain in Net financial revenue (expenses): R$ 617 mn
▪	Services revenue – advance payment received: R$ 148 mn
▪	Hydrological risk (GSF) reimbursement: R$ 910 mn
▪	Gain from Periodic Tariff Review/RBSE reprofiling: R$ 211 mn
▪	Equity income: 60% lower than in 2Q20
▪	Solid cash position: R$ 6.99 billion
▪	DECi: Continuous improvement

o   Outage average: 9.46 hours/year (last 12 months)

Indicators (GWh)	2Q21	2Q20	Change, %
Electricity sold (excluding CCEE)	13,352	12,809	4.2%
Total energy carried	5,539	4,564	21.4%
Indicators – R$ million	2Q21	2Q20	Change, %
Sales on CCEE	1.0	7.1	-85.9%
Net revenue	7,354.0	5,500.1	33.7%
Ebitda (IFRS)	2,590.2	1,866.0	38.8%
Adjusted Ebitda*	1,320.3	948.4	39.2%
Net profit	1,946.6	1,081.7	80.0%
Adjusted Ebitda margin	17.95%	17.24%	0,71 p.p.
Ebitda of companies (R$ mn)	2Q21	2Q20	Change, %
Cemig D Ebitda (IFRS)	590.6	530.7	11.3%
Cemig D Adjusted Ebitda	590.6	530.7	11.3%
Cemig GT Ebitda (IFRS)	1,698.9	798.9	112.7%
Cemig GT Adjusted Ebitda	429.7	319.2	34.6%
Consolidated debt (R$ million)	2Q21	2020	Change, %
Net debt	6,320.9	9,215.1	-31.4%
Net debt (excluding hedge)	5,030.2	6,266.2	-19.7%

*	After calculating Ebitda in accordance with CVM Instruction 527/2012, Cemig adjusts it to exclude items extraordinary items which by their nature do not contribute to information on the potential for gross cash flow generation.

1

Conference call

Second quarter 2021 results

Webcast and conference call

August 18 (Wednesday), at 3:00 PM a.m. (Brasília time)

The transmission will have simultaneous translation in English and can be seen by Webcast, at http://ri.cemig.com.br, or through the links:

https://vcasting.voitel.com.br/?transmissionId=9234 (Portuguese)

https://vcasting.voitel.com.br/?transmissionId=9274 (English)

or by voice conference call on:

+ (55) 11 3127 4971

+ (1) 516 300 1066

Playback of Webcast: http://ri.cemig.com.br Click on the banner and download. Available for 90 days.	Playback of Conference call: Telephone: +(55) 11 3127 4999 Available from August 18 to August 24, 2021

Cemig Investor Relations

http://ri.cemig.com.br/
ri@cemig.com.br

Tel.: +55 (31) 3506 5024

Cemig’s Executive Investor Relations Team

▪	Chief Finance and Investor Relations Officer

Leonardo George de Magalhães

▪	General Manager, Investor Relations

Antônio Carlos Vélez Braga

2

Contents

Conference call Conference call	2
Cemig Investor Relations	2
Cemig’s Executive Investor Relations Team	2
Contents	3
Disclaimer	4
INCOME STATEMENT	5
Results separated by business segment	6
Consolidated results for 2Q21	7
After 2Q21 – Material subsequent events	8
Consolidated operational revenue	9
Taxes and charges on revenue	12
Operational costs and expenses	13
Default – Cemig D	17
Gain (loss) in non-consolidated investees (equity method)	18
Consolidated Ebitda	19
Ebitda of Cemig GT	19
Ebitda of Cemig D	20
Financial revenue and expenses	20
The Cemig group’s electricity market	20
The electricity market of Cemig D	22
Sources and uses of electricity – MWh	24
The market of Cemig GT	24
SUPPLY QUALITY INDICATORS – DECi and FECi	25
Investments	25
DEBT	26
Cemig’s long-term ratings	28
Our shares	29
Appendices	31
Sources and uses of power – billed market	31
Energy losses	32
Cemig group generation plants	33
RAP – 2020-2021 cycle (July 2020 to June 2021)	34
Profit (loss) with internal monitoring adjustments	35
Cemig D – Tables (R$ million)	36
Cemig GT – Tables (R$ million)	37
Cemig Consolidated – Tables (R$ million)	38

3

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections for future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. No employee of Cemig nor any of their related parties nor representatives shall have any responsibility for any losses that may arise from use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

4

Adoption of IFRS

The results presented below, expressed in thousands of Reais (R$ ’000) are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards).

INCOME STATEMENT

	2Q21	2Q20 Re-presented
NET REVENUE	7,353,982	5,500,117
OPERATING COSTS
Personnel	342,869	339,183
Employees’ and managers’ profit sharing	19,675	7,440
Post-Retirement Employee Benefits	109,288	118,322
Materials	25,352	16,141
Outsourced services	344,641	302,609
Energy purchased for resale	3,309,234	2,755,238
Depreciation and Amortization	241,733	245,697
Operating Provisions	69,175	197,613
Charges for use of the national grid	701,915	257,441
Gas bought for resale	480,517	231,378
Construction costs	437,186	373,405
Other Expenses	77,580	72,673
Total	6,159,165	4,917,140

GROSS PROFIT	1,194,817	582,977

Periodic Tariff Review, net	211,247	479,703
Offsetting of hydrological risk costs, net (Law 14052/20)	909,601	-
Impairment of assets held for sale	-	475,137
Share of profit (loss) in non-consolidated investees	32,792	82,534
Profit before financial revenue (expenses) and taxes	2,348,457	1,620,351

Financial revenue	1,288,425	670,078
Finance expenses	-809,897	-705,395
Profit before income and Social Contribution taxes	2,826,985	1,585,034
Current income tax and Social Contribution tax	-601,560	-198,803
Deferred income tax and Social Contribution tax	-278,786	-304,581
NET PROFIT FOR THE PERIOD	1,946,639	1,081,650

5

Results separated by business segment

INFORMATION BY SEGMENT JUNE, 2021									
DESCRIPTION	ENERGIA ELÉTRICA				Distribution	TOTAL	Eliminations	Reconciliation	TOTAL
	Generation	Transmission	Trading	Distribution	Holding Co.				
NET REVENUE	**723,453**	**214,882**	**1,453,335**	**4,801,039**	**684,657**	**7,877,366**	**-419,197**	**-104,187**	**7,353,982**
COST OF ELECTRICITY AND GAS	**-143,882**	**-82**	**-1,278,184**	**-3,095,654**	**-480,517**	**-4,998,319**	**419,197**	**87,456**	**-4,491,666**
OPERATING COSTS									
Personnel	-43,730	-28,510	-5,048	-242,165	-25,522	-344,975	0	2,106	-342,869
Employees' and managers' profit shares	-2,752	-2,336	-434	-15,946	1,793	-19,675	0	0	-19,675
Post-retirement obligations	-10,475	-9,220	-1,635	-73,783	-14,175	-109,288	0	0	-109,288
Materials, Outsourced services and Others	-50,420	-20,100	-3,410	-364,709	-28,937	-467,576	0	20,003	-447,573
Depreciation and amortization	-47,832	-886	-131	-165,874	-26,886	-241,609	0	-124	-241,733
Operating provisions (reversals) and adjustments for operational losses	7,643	-3,037	-6,808	-19,979	-41,740	-63,921	0	-5,254	-69,175
Construction revenue	0	-28,059	0	-398,218	-10,909	-437,186	0	0	-437,186
Total cost of operation	**-147,566**	**-92,148**	**-17,466**	**-1,280,674**	**-146,376**	**-1,684,230**	**0**	**16,731**	**-1,667,499**
Total cost	**-291,448**	**-92,230**	**-1,295,650**	**-4,376,328**	**-626,893**	**-6,682,549**	**419,197**	**104,187**	**-6,159,165**
Result of Periodic Tariff Review and RBSE reprofiling	0	211,247	0	0	0	211,247	0	0	211,247
Hydrological risk (GSF) reimbursement	909,601	0	0	0	0	909,601	0	0	909,601
Gain on restatement of asset held for sale	0	0	0	0	0	0	0	0	0
Equity gain (loss) in subsidiaries	-42,235	0	0	0	75,027	32,792	0	0	32,792
	0	0	0	0	0	0	0	0	0
OPERATIONAL PROFIT BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	**1,299,371**	**333,899**	**157,685**	**424,711**	**132,791**	**2,348,457**	**0**	**0**	**2,348,457**
Net financial revenue (expenses)	161,951	73,885	3,602	49,913	189,177	478,528	0	0	478,528
PRE-TAX PROFIT	**1,461,322**	**407,784**	**161,287**	**474,624**	**321,968**	**2,826,985**	**0**	**0**	**2,826,985**
Income tax and Social Contribution tax	-452,223	-123,722	-10,071	-126,983	-167,347	-880,346	0	0	-880,346
NET PROFIT (LOSS) FOR THE PERIOD	**1,009,099**	**284,062**	**151,216**	**347,641**	**154,621**	**1,946,639**	**0**	**0**	**1,946,639**

(1)	The only inter-segment transactions are from the generation to the trading segment, as explained above.
(2)	The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).
(3)	The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.
6

Consolidated results for 2Q21

In thousands of Reais, unless otherwise stated

For the second quarter of 2021 (2Q21) Cemig reports net profit of R$ 1,946,639, which compares to a net gain of R$ 1,081,650 in the (re-presented) result for 2Q20.

Leading factors in the 2Q21 result:

▪	2Q21 Ebitda of Cemig GT R$ 1,698,850, up 112.7% from 2Q20.

o	Recognition of reimbursement for hydrological risk (GSF): R$ 910 mn

o	Advance of revenue for services: R$ 148 million. The amount refers to early payment of amounts for provision of services of the subsidiary ESCEE to a free consumer, net of PIS, Pasep and Cofins taxes.

o	Recognition of the recalculation of RBSE financial component, including the remuneration of cost of capital at the rate of cost of own capital, replacing the weighted average regulatory cost of capital, for the period from June 2017 to June 2020, and the new amounts of the component for the cycles of 2020-21 and 2025-26, taking into account the reprofiling of the payments under the terms of the Aneel Resolution, with positive effect of R$ 211 million.

▪	Cemig GT posted a gain of R$ 617,233 in Net financial revenues (expenses), related to the debt in Eurobonds and the corresponding hedge instrument. In 2Q20 the combined effect of the debt and the hedge was a gain of R$ 70,770.
▪	Ebitda of Cemig D 11.3% higher than in 2Q20, led by volume of energy distributed 12.4% higher, and a provision for doubtful receivables lower (due to strengthened efforts, and changing methods, of collection).
▪	Gasmig - volume sold in 2Q21: up 85.7% YoY, due to the strong recovery in the industrial segment, and in dispatching of thermal electricity generation plants.
▪	Lower equity income (gain in non-consolidated investees)(totaling R$ 33 mn in 2Q21, vs. R$ 83 mn in 2Q20), mainly from lower results in Santo Antônio and Guanhães, partially offset by higher equity income from Taesa.

7

After 2Q21 – Material subsequent events

Tender offer: On July 30, Cemig GT received offers totaling US$774 million for its Notes issued in the international market, of which a total of R$ 500 million were accepted (pro-rata), at 116.25% of face value. Settlement of the transaction took place on August 5, 2021.

Acquisition of Sete Lagoas Transmissora: On July 27, 2021, Cemig signed a contract to acquire 100% of the shares in Sete Lagoas Transmissora de Energia S.A (SLTE) held by Cobra Brasil Serviços, Comunicações e Energia S.A and Cobra Instalaciones y Servicios S.A. The price of the acquisition is R$ 41,367, on the base date of December 31, 2020, subject to price adjustment mechanisms specified in the Share Purchase Agreement.

Renova sells Brasil PCH: In July 2021 the Board of Directors of Renova approved acceptance of the binding offer presented by Mubadala Consultoria Financeira e Gestora de Recursos Ltda. for acquisition of 100% of the common shares owned by the Renova Group (all book-entry shares without par value) in Brasil PCH S.A., for R$ 1,100,100. On August 4, 2021, the Court Administrator declared SF 369 Participações Societárias S.A., a subsidiary of Mubadala Consultoria Financeira e Gestora de Recursos Ltda., to be winner of the Competitive Procedure for acquisition of the Brasil PCH UPI (Isolated Production Unit – as defined in the Judicial Recovery Law, Law 11101 of 2005) under the Judicial Recovery Plan of the Consolidated Companies of the Renova Group, The transaction is in line with the Company’s strategy for healthy recovery and reduction of its liabilities. Renova will allocate the proceeds of the Transaction especially to: pre-payment of the DIP bridge loan contracted with Quadra Capital, disbursed at the beginning of this year; payment of certain creditors outside the Judicial Recovery agreement; compliance with its obligations under the Judicial Recovery Plan; and completion of Phase A of the Alto Sertão III Wind Farm Complex.

8

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 2Q21 was R$ 6,837,773 , a year-on-year increase of 15.5% compared to R$ 5,920,014 in 2Q20.

	2Q21			2Q20			Change, %
	MWh (2)	R$	Average price billed – R$/MWh (1)	MWh (2)	R$	Average price billed – R$/MWh (1)	MWh	R$
Residential	2,766,585	2,620,985	947,37	2,657,910	2,307,578	868,19	4.09	13.58
Industrial	4,058,047	1,269,674	312,88	2,982,979	934,197	313,18	36.04	35.91
Commercial, services and others	1,992,781	1,263,457	634,02	2,028,857	1,136,848	560,34	(1.78)	11.14
Rural	1,074,926	629,219	585,36	896,375	511,810	570,98	19.92	22.94
Public authorities	171,645	128,263	747,26	169,009	121,381	718,19	1.56	5.67
Public lighting	314,679	149,098	473,81	325,162	142,679	438,79	(3.22)	4.50
Public services	352,752	197,094	558,73	339,650	177,860	523,66	3.86	10.81
Subtotal	10,731,415	6,257,790	583,13	9,399,942	5,332,353	567,28	14.16	17.36
Own consumption	8,272	-	-	7,970	-	-	3.79	-
Retail supply not yet invoiced, net	-	(55,728)	-	-	(104,793)	-	-	(46.82)
	10,739,687	6,202,062	577,49	9,407,912	5,227,560	555,66	14.16	18.64
Wholesale supply to other concession holders (3)	2,612,137	653,719	250,26	3,401,541	726,004	213,43	(23.21)	(9.96)
Wholesale supply not yet invoiced, net	-	(18,048)	-	-	(33,550)	-	-	(46.21)
Total	13,351,824	6,837,733	517,65	12,809,453	5,920,014	472,96	4.23	15.50

(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Information in MWh has not been reviewed by external auditors.
(3)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Final consumers

Revenue from energy sold to final consumers in 2Q21 was R$ 6,202,062. This is 18.6% higher than in 2Q20 (R$ 5,227,56), and reflects volume of energy sold to final consumers 14.2% higher, especially to industrial clients (36.0% higher), rural consumers (19.9% higher), and residential users (4.1% higher).

Revenue from Use of the Distribution System (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the basis of the energy distributed. In 2Q21 this revenue was R$ 820,873, 21.7% more than in 2Q20 (R$ 674,737). This is mainly due to revenue from transport of energy 21.4% higher YoY in 2Q21.

9

	MWh
	2Q21	2Q20	Change, %
Industrial	5,118,220	4,230,152	20.99
Commercial	356,817	254,096	40.43
Rural	10,560	7,045	49.89
Public services	900	-	-
Concession holders	52,220	72,652	(28.12)
Total energy transported	5,538,717	4,563,945	21.36

CVA and Other financial components in tariff adjustments

In its financial statements Cemig recognizes, in the CVA Account, the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis for decision on the rates charged to consumers. A gain in the CVA account of R$ 453,744 was posted for 2Q21, compared to a gain of R$ 136,254 in 2Q20. This variation mainly reflects the increase in costs of electricity in the Regulated Market, and transmission costs. Also, realization of amounts approved in the current tariff cycle was lower than in the prior cycle.

Transmission revenue

The transmission revenue of Cemig GT and Centroeste comprises the sum of revenues recorded for construction, strengthening, enhancement, operation and maintenance, as specified in the transmission contracts. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida – RAP) for the assets of the existing system and those won in competitive tenders, updated annually, based mainly on the IPCA inflation index specified in the contract (the IPCA index is applied in the contracts of Cemig GT, and the IGP–M index in the contract of Cemig Itajubá). From then on, whenever there is a strengthening or enhancement of an existing asset made under a specific authorization from Aneel, an addition is made to the RAP.

Revenue from operation and maintenance was R$ 75,036 in 2Q21, vs. R$ 60,715 in the 2Q20 result (re-presented) – an increase of 23.6%. Revenues from construction, strengthening and enhancements of infrastructure in 2Q21 were R$ 39,682, compared to R$ 42,815 in the 2Q20 results (re-presented) – a reduction of 7.3%, mainly reflecting lower investments in transmission in 2020, following decisions to review investments on small-scale enhancements, due to alterations in regulations, and suspension of contracts with suppliers for enhancement works. At the same time, revenues from financial remuneration of transmission contractual assets were 220.3% higher, at R$ 139,867 in 2Q21, compared to R$ 43,672 in the (re-presented) results for 2Q20 – mainly reflecting the increase in the remuneration base of assets linked to concession contracts, as from the Periodic Tariff Reviews (RTPs) ratified by Aneel on June 30 and December 30, 2020.

10

Revenue from supply of gas

The Company reports revenue from supply of gas 107.9% higher YoY in 2Q21, at R$ 838,444, compared to R$ 403,227 in 2Q20. This difference basically reflects volume of gas sold 85.7% higher, at 340,126m³ in 2Q21, compared to 183,137m³ in 2Q20, mainly reflecting higher consumption by the thermoelectric electricity generation sector – 471.7% higher YoY – and the industrial consumer category, 47.8% higher YoY. Volume sold was 8% higher in 2Q21 than 2Q20, led by industrial consumers (4.1% higher) and vehicle natural gas (14.5% higher).

Market (’000 m³/day)	2016	2017	2018	2019	2020	6M20	6M21

Residential	3.38	11.44	17.73	21.28	25.52	23.91	27.80
Commercial	24.68	32.67	39.37	47.7	49.14	47.11	52.84
Industrial	2,173.76	2,453.22	2,400.41	2,085.32	2,007.45	1,902.09	2,418.55
Other	120.19	126.15	155.14	148.44	116.32	115.39	116.30
Total, excluding thermal generation	2,322.01	2,623.47	2,612.65	2,302.74	2,198.43	2,088.50	2,615.50
Thermal generation	591.52	990.89	414.04	793.94	385.52	292.13	1,108.14
Total	2,913.53	3,614.36	3,026.69	3,096.69	2,583.95	2,380.63	3,723.64

The total number of Gasmig’s clients increased by 3,433 in 1H21. Supply to the residential market began in 2013, and at the end of 2Q21 Gasmig was serving 63,528 consumer units – 5.7% more than at the end of December 2020.

Gasmig – Number of clients	2016	2017	2018	2019	2020	June 2021

Residential	14,935	30,605	41,377	50,813	60,128	63,528
Commercial	394	591	756	981	1,121	1,151
Industrial	112	107	109	109	99	101
Other	49	50	57	61	64	65
Thermal generation	2	2	2	2	2	2
Total	15,492	31,355	42,301	51,966	61,414	64,847

11

Taxes and charges on revenue

The total of these taxes and charges reported as deductions from revenue in 2Q21 was R$ 3,218,609, or 20.0% more than in 2Q20 (R$ 2,682,530).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, the subsidy for balanced tariff reduction, the low-income-consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). The CDE charges in 2Q21 were R$ 649,729, 6.8% more than in 2Q20 (R$ 608,155). This mainly reflects (a) higher contracted demand, and (b) the start of charging of ‘Covid-Account CDE’ in May 2021, as confirmed by Dispatch 939 of April 5, 2021, under Normative Resolution 885 of June 23, 2020. This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the ‘Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. ‘Red Level 2’ comes into effect when the levels of reservoirs are more critical. Activation of the flag tariffs generates an impact on billing in the subsequent month.

Additional charges due to the ‘Tariff Flag’ system totaled R$ 55,037 in 2Q21, compared to R$ 73 in 2Q20.

The ‘green’ flag was in effect in the months of March 2020 (with effect on billing in April 2020) through June 2020; in 2021, the ‘red’ flag was in effect in March and April.

The ‘Flag’ Tariff – history
March 2021	Yellow	March 2020	Green
April 2021	Yellow	April 2020	Green
May 2021	Red 1	May 2020	Green
June 2021	Red 2	June 2020	Green

12

Operational costs and expenses

Operating costs and expenses in 2Q21 were R$ 6,159,165, 25.3% more than their total of R$ 4,917,140 in 2Q20 (re-presented).

The following paragraphs comment on the main variations in expenses:

Employees

The expense on personnel in 2Q21 was R$ 342,869, or 1.1% more than in 2Q20 (R$ 339,183). The higher figure reflects the salary increase of 4.77%, from November 2020, under the Collective Work Agreement; and also deferral of part of the payments of employment-law taxes and charges in 2Q20, as authorized by law. In counterpart to this, the volume of expenses recognized for the voluntary severance program in 2Q21, at R$ 35,238, was lower than in 2Q20 (R$ 58,850). A total of 324 employees accepted the terms of the PDVP in 2021, and 396 in 2020. Also, the average number of employees was 4.18% lower in 2Q21 than in 2Q20.

13

Number of employees – by company

Electricity purchased for resale

The expense on electricity bought for resale in 2Q21 was R$ 3,309,234, or 20.1% more than in 2Q20 (R$ 2,755,238). This arises mainly from the following factors:

▪	Expenses on supply acquired at auction 38.5% higher YoY in 2Q21, at R$ 1,036,952, compared to R$ 748,514 in 2Q20. This increase mainly arises from higher variable costs in electricity sale contracts (CCEARs) in the Regulated Market, due to higher dispatching of thermal plants.
▪	Expenses on purchase of supply at the spot price 29.0% higher: R$ 323,914 in 2Q21, compared to R$ 251,066 in 2Q20. The difference mainly reflects an average spot price (PLD) 204.0% higher in the Southeast and Center-West regions: R$ 229.44/MWh in 2Q21, compared to R$ 75.47/MWh in 2Q20.
▪	Expenses on distributed generation 77.4% higher, at R$ 273,757 in 2Q21, compared to R$ 154,314 in 2Q20 – this higher figure reflects the increase in the number of generating facilities installed, and the higher quantity of energy injected (445,944 MWh in 2Q21, compare to 232,076 MWh in 2Q20).

For Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

14

Consolidated	2Q21	2Q20	Change, %
Supply from Itaipu Binacional	480,103	524,601	–8.5%
Physical guarantee quota contracts	199,451	189,617	5.2%
Quotas for Angra I and II nuclear plants	61,145	75,742	–19.3%
Spot market	323,914	251,066	29.0%
Proinfa	95,500	77,933	22.5%
Individual (‘bilateral’) contracts	110,107	84,216	30.7%
Acquired in Regulated Market auctions	1,036,952	748,514	38.5%
Acquired in Free Market	1,023,322	900,703	13.6%
Distributed generation	273,757	154,315	77.4%
Credits of PIS, Pasep and Cofins taxes	-295,017	-251,469	17.3%
	3,309,234	2,755,238	20.1%

Cemig D	2Q21	2Q20	Change, %
Supply from Itaipu Binacional	480,103	524,601	–8.5%
Physical guarantee quota contracts	209,823	199,970	4.9%
Quotas for Angra I and II nuclear plants	61,145	75,742	–19.3%
Spot market – CCEE	297,583	195,334	52.3%
Individual (‘bilateral’) contracts	110,107	84,216	30.7%
Acquired in Regulated Market auctions	1,046,928	757,419	38.2%
Proinfa	95,500	77,933	22.5%
Distributed generation	273,757	154,314	77.4%
Credits of PIS, Pasep and Cofins taxes	-199,744	-166,429	20.0%
	2,375,202	1,903,100	24.8%

Gas purchased for resale

In 2Q21 the Company’s expense on acquisition of gas was R$ 480,517, 107.7% higher than its comparable expense of R$ 231,378 in 2Q20. This difference basically reflects volume of gas sold 85.7% higher, at 340,126m3 in 2Q21, compared to 183,137m3 in 2Q20, led by demand from thermoelectric electricity generation plants, which consumed 471.7% more by volume year-on-year.

15

Charges for use of the transmission network

Charges for use of the national grid in 2Q21 were R$ 701,915, or 172.6% higher than in 2Q20 (R$ 257,441). This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution. The difference is mainly due to lower transmission charges in 2Q21, resulting in lower cash outflow from distributors during the Covid-19 pandemic. The charges were increased by approximately 40% as from July 2020. Also, there was higher dispatching of thermal plants outside the ‘merit order’, for energy security, in 2Q21, and consequently their high cost increased the System Service Charges (CCEE-ESS), which are also part of this account line, from R$ 5,630 in 2Q20 to R$ 142,771 in 2Q21.

Operational provisions

Operational provisions were 65.0% lower year-on-year in the quarter – at R$ 69,175 in 2Q21, compared to R$ 197,613 in 2Q20. This arises mainly from the following factors:

▪	The allowance for doubtful debtors, which was an expense of R$ 115,360 in 2Q20, comprised a reversal, of R$ 985, in 2Q21, mainly reflecting the positive effect of improvement of new rules for provisioning being put in place, which aim to assimilate good practices adopted by the market in the electricity sector – added to efficacy of the default mitigation plan, with more intense use of collection tools, widening of the channels of negotiation, and diversification of means of payment.
▪	The provisions for the SAAG put option were an expense of R$ 26,525 in 2Q21, compared to R$ 1,988 in 2Q20.
▪	Recognition of impairment of credits receivable from the investee Renova, totaling R$ 37,361, in 2Q20.

16

Default – Cemig D

The Covid-19 pandemic had major effects on receipt of revenues, and collection. The tightest moment was in 2Q20, under the effects of actions restricting mobility, limiting our employment of collection tools, especially including disconnection, and the strong retraction in the economy. Indices began to improve only slowly, as from May and June, as a result of the postponement plan for mitigating default. The plan was based on daily monitoring of the indicators of revenue collection and default, with intensification and improvement of collection tools, widening of channels of communication, and addition of flexibility to the rules for payment by installments, applying sensitivity to the income situation of families during the pandemic. To try to mitigate the impacts of the pandemic and help sustain clients’ payment capacity, Cemig launched special payment conditions to help, principally, low-income clients, hospitals and micro-companies. New channels of payment, such as debit and credit cards, PicPay and accreditation of online banks were also put in place, to expand consumers’ payment options.

In the first half of the year, the company intensified its collection actions (collection letter, electronic communication, registration with credit protection services) in a volume approximately 50% higher than the 1H20. Disconnection of defaulting clients was also an important measure in the combat of default. Approximately 662,000 disconnections were made in the first six months of 2021, 201% more than in 1H20.

In 2Q21, the revenue collection index reached one of the highest levels in recent years, close to 99%.

Receivables Collection Index (‘ARFA’) (Collection/Billing) – %

12-month moving average

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Gain (loss) in non-consolidated investees (equity method)

For 2Q21, Cemig reports equity income (equity gain in non-consolidated investees) of R$ 32,792, or 60.3% less than in 2Q20 (R$ 82,534). The lower figure mainly reflects lower equity income results from Santo Antônio (R$ 70,137 lower), and Guanhães (R$ 40,244 lower), partially offset by positive equity income in the investee Taesa, R$ 60,281 higher than in 2Q20.

Gain (loss) by equity method R$ ’000	2Q21	2Q20	Change
Taesa	150,685	90,404	60,281
Aliança Geração	22,799	24,939	–2,140
Baguari Energia	5,092	5,539	–447
Retiro Baixo	3,040	2,609	431
Hidrelétrica Pipoca	2,063	2,430	–367
LightGer	1,665	1,339	326
Hidrelétrica Cachoeirão	1,293	2,204	–911
Lontra Photovoltaic Plant – distributed generation	670	0	670
Brasilândia Photovoltaic Plant – distributed generation	559	0	559
Janaúba photovoltaic plant – distributed generation	362	480	–118
Porteirinha I Photovoltaic Plant – distributed generation	261	0	261
Lagoa Grande Photovoltaic Plant – distributed generation	255	0	255
Corinto Photovoltaic Plant – distributed generation	247	0	247
Mato Verde Photovoltaic Plant – distributed generation	241	0	241
Manga Photovoltaic Plant – distributed generation	186	0	186
Mirabela Photovoltaic Plant – distributed generation	158	0	158
Porteirinha II Photovoltaic Plant – distributed generation	129	0	129
Bonfinópolis II Photovoltaic Plant – distributed generation	123	0	123
Ativas Data Center	–62	200	–262
Itaocara	–140	–151	11
Axxiom Soluções Tecnológicas	–1,050	–73	–977
Aliança Norte (Belo Monte plant)	–10,447	–11,271	824
Amazônia Energia (Belo Monte Plant)	–16,428	–17,592	1,164
Guanhães Energia	–40,244	5	–40,249
FIP Melbourne (Santo Antônio plant)	–39,768	–8,244	–31,524
Madeira Energia (Santo Antônio plant)	–48,897	–10,284	–38,613
Total	32,792	82,534	–49,742

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Consolidated Ebitda

Cemig’s consolidated Ebitda in 2Q21 was 38.8% higher than in 2Q20; adjusted Ebitda was 39.2% higher. Adjusted Ebitda margin was 17.2% in 2Q21, compared to 18.0% in 2Q20.

Ebitda	2Q21	2Q20	Change, %
R$ ’000		(re-presented)
Profit (loss) for the period	1,946,639	1,081,650	79.97
+ Income tax and Social Contribution tax	880,346	503,384	74.89
+ Net finance income (expenses)	-478,528	35,317	-
+ Depreciation and amortization	241,733	245,697	-1.61
= Ebitda as per CVM Instruction 527 (1)	2.590.190	1,866,048	38.81
Non-recurring and non-cash effects
+ Net profit attributed to non-controlling stockholders	-402	-188	113.83
+ Impairment of assets held for sale (Light)	-	-475,137	-
+ Result of Periodic tariff review / RBSE reprofilig	-211,247	-479,703	-55.96
+ Hydrological risk (GSF) reimbursement	-909,601	-	-
+ Services revenue - advance payment received	-148,350	-	-
+ Reversal of tax provisions	-327	-	-
+ Provision – receivable from Renova	-	37,361	-
Adjusted Ebitda (2)	1,320,263	948,381	39.21

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net profit, adjusted by the effects of: Net financial revenue (expenses); Depreciation and amortization; and Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar variables provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	The Company adjusts the Ebitda calculated in accordance with CVM Instruction 527/2012, to exclude items which by their nature, since they are extraordinary items, do not contribute to information on the potential for gross cash flow generation.

Ebitda of Cemig GT

Ebitda	2Q21	2Q20	Change, %
R$ ’000		(re-presented)
Profit (loss) for the period	1,444,329	406,667	255.16
+ Income tax and Social Contribution tax	633,579	206,836	206.32
+ Net finance income (expenses)	-428,195	133,702	-
+ Depreciation and amortization	49,137	51,736	-5.02
= Ebitda as per CVM Instruction 527 (1)	1,698,850	798,941	112.64
Non-recurring and non-cash effects
+ Result of Periodic tariff review / RBSE reprofilig	-909,601	-	-
+ Hydrological risk (GSF) reimbursement	-148,350	-	-
+ Services revenue - advance payment received	-211,247	-479,703	-55.96
Adjusted Ebitda (2)	429,652	319,238	34.59

19

Ebitda of Cemig D

Ebitda	2Q21	2Q20	Change, %
R$ ’000
Net profit for the year	347,641	282,801	22.93
Income tax and Social Contribution tax	126,983	140,915	-9.89
Net financial revenue (expenses)	-49,913	-59,071	-15.5
Amortization	165,872	166,051	-0.11
= Ebitda (1)	590,583	530,696	11.28

Financial revenue and expenses

For 2Q21 Cemig reports Net financial revenue of R$ 478,528, which compares to Net financial expenses of R$ 35,317 in 2Q20. This reflects the following main factors:

▪	In 2Q21 the US dollar depreciated by 12.2% against the Real, compared to an appreciation of 5.3% in 2Q20. This resulted in a gain of R$ 1,042,650 from the effect of exchange rate variation on the debt in Eurobonds in 2Q21, compared to an expense of R$ 415,950 in 2Q20.
▪	Reduction, in 2Q21, in the fair value of the financial instruments contracted to hedge risks related to the Eurobonds, creating an expense of R$ 425,417, which compares with a financial gain of R$ 486,720 posted in 2Q20. The negative variation in the fair value in 2Q21 arises from a fall in the dollar future curve and a rise in the interest rate yield curve.
R$ ’000	2Q21	2Q20
Period
(Reduction) of the principal of the Eurobond debt	1,042,650	-415,950
Effect on the hedge	-425,417	486,720
Net effect in Financial revenue (expenses)	617,233	70,770

The Cemig group’s electricity market

The Cemig Group makes its sales of electricity through:

– its distribution company, Cemig Distribuição (‘Cemig D’),

– its generation and transmission company Cemig Geração e Transmissão (‘Cemig GT’),

– and other wholly-owned subsidiaries:

20

–	Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, the Praias de Parajuru and Volta do Rio wind farms, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

Its market comprises sales of electricity to:

(i)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;
(ii)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);
(iii)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and
(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

Excluding transactions on the CCEE (Power Trading Exchange) the Cemig group traded a total of 13,351,824 MWh in 2Q21, 4.2% more than in 2Q20. Sales of electricity to final consumers, plus Cemig’s own consumption, totaled 10,739,687 MWh, or 14.2% more than in 2Q20. Sales to distributors, traders, other generating companies and independent power producers in 2Q21 totaled 2,612,137 MWh – or 23.2% less than in 2Q20.

In June 2021 the Cemig group invoiced 8,764,603 clients – an increase in the consumer base of 2.0% in the year since June 2020. Of this total number of consumers, 8,764,207 are final consumers, and/or represent Cemig’s own consumption; and 396 are other agents in the Brazilian power sector.

This chart shows the percentages of the Cemig Group’s sales to final consumers:

21

Total consumption of electricity (GWh) 4.2%

The electricity market of Cemig D

Electricity billed by Cemig D to captive clients and electricity transported for Free Clients and distributors with access to its networks in 2Q21 totaled 11,636,220 MWh, or 12.4% more than in 2Q20. This increase has two components: consumption of the captive market 5.4% lower YoY, and use of the network by Free Clients 21.4% higher YoY.

Captive clients + Transmission service (MWh)

Captive clients + Transmission service (MWh)	2Q21	2Q20	Change, %
Residential	2,766,585	2,657,910	4.1%
Industrial	5,543,753	4,637,028	19.6%
Commercial, Services and Others	1,352,871	1,243,231	8.8%
Rural	1,072,543	899,106	19.3%
Public authorities	171,645	169,009	1.6%
Public lighting	314,679	325,162	–3.2%
Public services	353,652	339,650	4.1%
Concession holders	52,220	72,652	–28.1%
Own consumption	8,272	7,970	3.8%
Total	11,636,220	10,351,718	12.4%

Residential

Consumption by residential users in 2Q21, at 2,766,585 MWh, totaled 23.8% of all electricity distributed by Cemig D, and was 4.1% higher than in 2Q20. This higher figure can be attributed to growth of 2.70% in the number of consumers, and average consumption approximately 1.4% higher.

22

Industrial

Consumption by the industrial consumer category was 47.6% of the total volume of electricity distributed by Cemig D, and totaled 5,543,753 MWh in 2Q21, or 19.6% more than in 2Q20. Energy consumed by captive clients totaled 425,533 MWh in 2Q21, 4.6% less than in 2Q20. The volume of energy transported for industrial Free Clients, at 5,118,220 MWh in 2Q21, was 21.0% higher than in 2Q20. There was significant growth in energy consumption by Free Clients in the industrial consumer category, especially in the automotive, textile, beverage manufacturing, ferro-alloys and casting sectors, as economic activity recovered.

Commercial and Services

Volume of energy distributed to the commercial category of clients was 8.8% higher than in 2Q20. Volume was up 0.7% YoY in the captive market, and up 40.4% YoY in the Free Market. The total energy used by captive clients plus energy transported for Free Clients in the category totaled 11.6% of the energy distributed by Cemig D in 2Q21.

Rural

Energy distributed to rural clients was 19.3% higher in 2Q21 than 2Q20, due to increased consumption for irrigation, reflecting lower rainfall than in the previous year. The rural client category consumed 9.2% of the total energy distributed.

Number of clients

In June 2021 Cemig D billed 8,763,302 consumers, or 2.0% more than in June 2020.

Of this total, 2,085 were Free Consumers using the distribution network of Cemig D.

Cemig D	Number of clients		Change, %
	2Q21	2Q20
Residential	7,189,027	7,002,932	2.7%
Industrial	29,467	29,745	-0.9%
Commercial, Services and Others	780,259	773,250	0.9%
Rural	675,016	695,510	-2.9%
Public authorities	66,403	65,737	1.0%
Public lighting	6,677	6,742	-1.0%
Public services	13,671	13,516	1.1%
Own consumption	697	705	-1.1%
	8,761,217	8,588,137	2.0%
Energy transported
Industrial	914	766	19.3%
Commercial	1,142	801	42.6%
Rural	20	14	42.9%
Public services	6	0	-
Concession holders	3	3	0.0%
	2,085	1,584	31.6%
Total	8,763,302	8,589,721	2.0%

23

Sources and uses of electricity – MWh

Metered market	MWh		Change,
	2Q21	2Q20%
Transported for distributors (metered)	80,907	72,404	11.7%
Transported for Free clients (metered)	5,436,634	4,517,041	20.4%
Own load + Distributed generation (1)(2)	8,072,089	7,506,796	7.5%
Consumption by captive market – Billed supply	6,579,000	5,787,773	13.7%
Losses in distribution network	1,493,090	1,719,023	-13.1%
Total volume carried	13,589,630	12,096,241	12.3%

(1)	Includes Distributed microgeneration.
(2)	Includes own consumption.

The market of Cemig GT

Excluding transactions in the Power Trading Exchange (CCEE), in 2Q21 Cemig GT billed a total of 7,286,932 MWh – 3.3% more than in 2Q20. The increase was led by consumption of industrial Free Clients, due to new energy sale contracts coming into effect, and also increased consumption. Also, in 2Q20 a higher volume of spot sales was allocated to traders, and lower funds to the CCEE, to redeem part of the company’s credit balance on the CCE. This factor explains the lower figure for the Free Market line than in 2Q20.

Cemig GT	(MWh)		Change, %
	2Q21	2Q20
Free Clients
Industrial	3,632,514	2,576,104	41.0%
Commercial	996,726	1,039,722	–4.1%
Rural	12,944	4,314	200.0%
Free Market – Free contracts	2,079,419	2,870,210	–27.6%
Regulated Market	532,719	531,332	0.3%
Regulated Market – Cemig D	32,610	32,363	0.8%
Total	7,286,931	7,054,045	3.3%

24

SUPPLY QUALITY INDICATORS – DECi and FECi

Cemig is continuously taking action to enhance operational management, and organization of the logistics of its services for emergencies, and has a permanent routine of preventive inspection and maintenance of substations, distribution lines and networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to maintain the quality of electricity supply, and as a result maintain satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DECi (Average outage duration per consumer, in hours), and FECi (Average outage frequency per consumer, in number of outages), since January 2017. Quality indicators linked to the new concession contract of Cemig D (distribution), signed in 2015.

Investments

25

DEBT

The Company’s total consolidated debt on June 30, 2021 was R$ 13,318,988, or R$ 1,701,570 less than at the end of 2020. Debt totaling R$ 1,533,724 was amortized in the first half of 2021 – of this, R$ 161,153 was amortized in the second quarter. By division, amortizations in the half-year totaled: R$ 851,980 in Cemig D, R$ 666,560 in GT, and R$ 15,184 in other companies. Net debt was R$ 6,320,913; it is important to add that company also has a net asset of R$ 1,290,704 in the derivative transactions that hedge its Eurobond debt.

26

Consolidated R$ ’000	June 30, 2021	Dec. 30, 2020	Change, %
Gross debt	13,318,988	15,020,558	–11.33%
Cash and equivalents + Securities	6,998,075	5,805,460	20.54%
Net debt	6,320,913	9,215,098	–31.41%
Debt in foreign currency	7,523,214	7,824,706	–3.85%

Cemig GT R$ ’000	June 30, 2021	Dec. 30, 2020	Change, %
Gross debt	7,915,282	8,885,711	–10.92%
Cash and equivalents + Securities	2,306,554	1,771,159	30.23%
Net debt	5,608,728	7,114,552	–21.17%
Debt in foreign currency	7,523,214	7,812,981	–3.71%

Cemig D R$ ’000	June 30, 2021	Dec. 30, 2020	Change, %
Gross debt	4,322,546	5,097,240	–15.20%
Cash and equivalents + Securities	2,048,186	3,235,535	–36.70%
Net debt	2,274,360	1,861,705	22.17%
Debt in foreign currency	0	11,725	–100.00%

27

Covenants – Eurobonds

Cemig’s long-term ratings

In recent years there have been significant improvements in Cemig’s ratings. The trend was reflected in 2020 by the upgrades made by Moody’s, in September, and Fitch, in October. In January 2021, S&P increased the Company’s ratings by two notches on the Brazilian scale, and by three notches on the global scale and in June 2021, Moody’s increased Cemig’s rating again. More details in this table:

28

Our shares

Security	2Q21	2020	Change, %

Our share prices (2)
CMIG4 (PN) at year-end (R$/share)	12.13	12.24	–0.90%
CMIG3 (ON) at year-end (R$/share)	14.58	13.93	4.67%
CIG (ADR for PN shares), year-end (US$/share)	2.38	2.70	–11.85%
CIG.C (ADR for ON shares) year-end (US$/share)	3.10	3.07	0.98%
XCMIG (Cemig PN shares on Latibex), year-end (€/share)	2.00	2.26	–11.50%
Average daily volume
CMIG4 (PN) (R$ mn)	118.10	128.30	–7.95%
CMIG3 (ON) (R$ mn)	8.70	20.90	–58.37%
CIG (ADR for PN shares) (US$ mn)	22.65	10.03	125.82%
CIG.C (ADR for ON shares) (US$ mn)	0.09	0.21	–57.14%
Indices
IEE	80,452	82,846	–2.89%
IBOV	126,802	119,017	6.54%
DJIA	34,503	30,606	12.73%
Indicators
Market valuation at end of period, R$ mn	21,927,272	20,986,159	4.48%
Enterprise value (EV), R$ mn (1)	31,019,738	34,490,344	–10.06%
Dividend yield of CMIG4 (PN) (%) (3)	6.61	2.23	4.38 p.p.
Dividend yield of CMIG3 (ON) (%) (3)	5.50	1.98	3.52 p.p.
(1) EV = Market valuation (R$/share x number of shares) plus consolidated Net debt.
(2) Share prices are adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 15.4 billion in the first half of 2021, of which R$ 7.32 billion in the second quarter, corresponding to a daily average over the half-year of R$ 118.12 million – 15.6% lower than in 1H20.

Trading volume in Cemig’s common shares in 2Q21 was R$ 1.31 bn, with average daily trading volume of R$ 10.75 mn in 1H21 and R$ 8.61 mn in the second quarter.

Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the third most liquid in Brazil’s electricity sector in the year, and among the most traded in the Brazilian equity market as a whole.

29

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1H21 was US$2.48 billion. We see this as reflecting recognition by the investor market of Cemig as a global investment option.

The Bovespa index, benchmark for the São Paulo stock exchange, rose 6.54% in 1H21, reflecting recovery from the effects of the Covid-19 pandemic. In São Paulo, the price of Cemig’s preferred shares was relatively unchanged over the first half of the year (down 0.90%), while the price of the common shares was down 4.67%. On the other hand, in 2Q21 the preferred shares rose 10.78%, and the common shares rose 8.40%.

In New York the ADRs for Cemig’s preferred shares were down 11.85% at the end of June, and the ADRs for the common shares were up 0.98%.

30

Appendices

Sources and uses of power – billed market

SOURCES AND USES OF ELECTRICITY – January to June, 2021
CEMIG GROUP (Wholly-owned companies)

SOURCES, TOTAL 38,898 GWh

Electricity produced	2,411
Own generation	1,767
Self-producers	0
Affiliated companies	690
Losses in national grid	–45

Energy purchased	36,487
Itaipu	2,764
Regulated contracts (1)	9,349
Bought in MRE (2)	2,538
Bought on CCEE	7,085
'Bilateral' contracts	9,373
CCEN	527
CCGF	3,703
Received in local network (3)	870
Proinfa (4)	278
Cogeneration	0

USES, TOTAL 38,898 GWh

Total energy transacted 35,646

Losses in distribution network 3,008

Losses in national grid 244

Use	GWh
Sales by Cemig D in Captive Market (7)	13.064
Sales by Cemig GT in Free Market	11.390
Allocation to self-producers	0
Sales – affiliated companies (5)	792
Cemig GT sales to distributors (6)	1.117
Sales in MRE	87
Sales on CCEE	9.196

Figures for sources and uses of electricity for the companies of the Cemig Group that are wholly-owned subsidiaries of Cemig: Cemig D, Cemig GT, Cemig PCH, Horizontes, Rosal, Sá Carvalho and SPCs. Excludes inter-company transactions .

1. Electricity Sale Contracts in Regulated Environment (*Contratos de Comercialização de Energia no Ambiente Regulado* - CCEARs); and supply acquired at Adjustment Auctions.
2. MRE = Energy Reallocation Mechanism.
3. Generation injected directly into the network (Micro- and Mini- distributed generation).
4. Alternative power sources incentive program (Proinfa).
5. Bilateral contracts of the companies Cemig GT, Sá Carvalho, Horizontes, Rosal, and Cemig PCH, and SPCs.
6. Sales by Cemig GT in the Regulated Market (*Ambiente de Contratação Regulada* – ACR)
7. Invludes the energy offset by Micro- and Mini- distributed generation; month of reference is month of reading.

31

Energy losses

Note: As from 4Q20, the calculation of losses began to be presented in terms of the size of the billed market, rather than the metered market. The change aims to give a better reflection of the relationship between losses and the regulatory limit for losses.

32

Cemig group generation plants

Note: Excludes the effects of extensions of concessions under the GSF agreements.

33

RAP – 2020-2021 cycle (July 2020 to June 2021)

RAP (Permitted Annual Revenue - Transmission) - 2021/2022 cycle				
Companies	RAP	% Cemig	Cemig	Expiration of Concession
Cemig	752,841	100.00%	752,841	
Cemig GT	675,362	100.00%	675,362	Dec-42
Cemig Itajuba	49,819	100.00%	49,819	Oct-30
Centroeste	27,660	100.00%	27,660	Mar-35
Taesa	2,746,871	21.68%	595,522	
Novatrans	352,463		76,414	
TSN	325,134		70,489	
Munirah	28,957		6,278	
GTESA	5,877		1,274	
PATESA	17,405		3,773	
ETAU	29,874		6,477	
ETEO	105,373		22,845	
NTE	92,101		19,968	
STE	50,610		10,972	
ATE I	115,113		24,956	
ATE II	275,495		59,727	
EATE	130,559		28,305	
ETEP	29,385		6,371	
ENTE	67,274		14,585	
ECTE	10,850		2,352	
ERTE	15,320		3,321	
Lumitrans	12,732		2,760	
Transleste	19,258		4,175	
Transirapé	22,165		4,805	
Transudeste	16,324		3,539	
ATE III	127,711		27,688	
São Gotardo	5,518		1,196	
Mariana	16,431		3,562	
Miracema	67,939		14,729	
Janaúba	197,704		42,862	
Aimorés	40,432		8,766	
Paraguaçu	60,352		13,084	
Brasnorte	28,123		6,097	
STC	19,247		4,173	
EBTE	36,418		7,895	
ESDE	7,179		1,556	
ETSE	4,102		889	
ESTE	57,165		12,393	
Ivaí	149,761		32,468	
EDTE	35,219		7,635	
Sant'Ana	62,079		13,459	
São João	49,835		10,804	
São Pedro	46,533		10,088	
Lagoa Nova	12,854		2,787	
TOTAL RAP CEMIG			1,348,363	

RAP proportional to Cemig's stake

Reimbursement for assets – National grid

R$ per cycle	2020-2021	2021-2022	2022-2023	From 2023-2024 to 2027-2028
Economic	144,546,785	144,546,785	144,546,785	60,157,970
Financial	332,488,781	88,662,424	129,952,612	275,556,085
Total	477,035,566	233,209,209	274,499,397	335,714,055

The amounts of indemnities are included in the RAP of Cemig, and were ratified by Aneel Resolution REH 2852/2021.

34

Profit (loss) with internal monitoring adjustments

Note: Cemig Distribuição didn’t present any adjustment items in the period.

35

Cemig D – Tables (R$ million)

36

Cemig GT – Tables (R$ million)

37

Cemig Consolidated – Tables (R$ million)

38

39

40

BALANCE SHEETS - ASSETS

(R$ million)	1S21	1S20
CURRENT		
Cash and cash equivalents	2,662	1,680
Marketable securities	3,468	3,360
Customers, traders, concession holders and Transport of energy	4,314	4,373
Concession financial assets	446	259
Concession contract assets	541	737
Tax offsetable	1,988	1,850
Income tax and Social Contribution tax recoverable	376	597
Dividends receivable	111	188
Refund tariff subsidies	197	179
Derivative financial instruments – Swaps	86	88
Public lighting contribution	161	523
Other credits	544	364
Assets classified as held for sale	-	1,258
TOTAL CURRENT	**14,894**	**15,456**
NON-CURRENT		
Securities	868	765
Consumers and traders	107	161
Tax offsetable	2,705	3,442
Income tax and Social Contribution tax recoverable	303	347
Deferred income tax and Social Contribution tax	2,465	2,452
Escrow deposits in legal actions	1,111	1,056
Derivative financial instruments – Swaps	1,189	2,426
Accounts receivable from the State of Minas Gerais	13	12
Financial assets of the concession	4,469	3,799
Contractual assets	5,000	4,243
Investments	5,331	5,415
Property, plant and equipment	2,393	2,407
Intangible assets	12,729	11,810
Leasing – rights of use	188	212
Other credits	74	80
TOTAL NON-CURRENT	**38,945**	**38,627**
TOTAL ASSETS	**53,839**	**54,083**

41

42

3.	Material Announcement Dated August 16, 2021: Cemig GT Tender Offer Completed.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

COMPANHIA ABERTA

CNPJ 17.155.730/0001-64

NIRE 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

COMPANHIA ABERTA

CNPJ 06.981.176/0001-58

NIRE 31300020550

Material Announcement

A COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a Category A Brazilian listed corporation with securities traded on the exchanges of São Paulo, New York and Madrid, and, CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG-GT, a Category B Brazilian corporation registered with the CVM and a wholly-owned subsidiary of Cemig (“Cemig GT”), in accordance with CVM rule 358 of January 3, 2002 as amended, hereby inform stockholders and the market in general that the tender offer by Cemig GT to purchase for cash up to US$500,000,000.00 (the “Maximum Amount”) of its outstanding 9.250% Senior Notes due 2024 (the “Notes”), as announced in a Material Announcement dated July 19, 2021 (the “Tender Offer”) has been concluded.

The Tender Offer expired at 11:59 p.m. (New York City time) on August 13, 2021 (“Expiration Date”).

Until the Expiration Date, an aggregate principal amount of US$500,000,000 was validly tendered and not validly withdrawn.

As disclosed in the Material Announced dated July 30, 2021, participation in the Tender Offer exceeded the Maximum Amount, and Cemig GT accepted such tendered Notes on a prorated basis. All Notes not accepted as a result of proration were rejected from the Offer and promptly returned to the tendering holder.

Payment of notes validly tendered and accepted, disclosed in the Material Announced dated July 30, 2021, occurred on August 5, 2021. The total amount paid by Cemig GT to the holders of the Notes was US$581,250,000.

This Material Announcement is merely informative and shall not, under any circumstance, be construed as an offer to purchase or solicitation of an offer for the sale of the Notes in any jurisdiction in which an offer to purchase or solicitation of an offer for a sale is prohibited, in accordance with the securities laws of any such state or jurisdiction, including Brazil. The Tender Offer will be offered exclusively to foreign investors and shall not be registered with the CVM or offered in Brazil.

Cemig and Cemig GT reaffirm their commitment to keep the market timely informed of the subject matter set forth in this Notice to the Market, pursuant to applicable law and regulation. Any communication to their stockholders and the market relating to the Tender Offer will be made on the applicable websites of CVM (www.cvm.gov.br), B3 – Brasil, Bolsa, Balcão S.A. (http://www.b3.com.br/pt_br/), and the Company (http://ri.cemig.com.br/).

Belo Horizonte, August 16, 2021.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

4.	Material Announcement Dated August 23, 2021: Renova: Second Equity Conversion Completed.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Second equity conversion (R$ 54.76mn) completed

In compliance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), reports to the Brazilian Securities Commission (CVM), the Brazilian Stock Exchange (B3) and the market:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“ Renova Energia S.A. – In Judicial Recovery (RNEW3; RNEW4; RNEW11) (‘the Company’ or ‘Renova’) hereby informs its stockholders and the market as follows:

Today the Board of Directors ratified the partial homologation of the capital increase by private subscription of shares, within the limit of the Company’s authorized capital, approved by the Board of Directors on June 22, 2021, putting into effect the “Second Capital Increase and Conversion Process” under Clause 14.1.1 of the Judicial Recovery Plan of Renova Energia S.A. – in Judicial Recovery and other Consolidated Companies, of December 17, 2020, and Clause 12.1.1 of the Judicial Recovery Plan of Alto Sertão Participações S.A. – in Judicial Recovery and other companies comprising Phase A of the Alto Sertão III Project, of December 17, 2020.

The capital increase as ratified is for:

a total of	R$ 54,763,295.78,
represented by	9,337,582	new nominal shares without par value,
comprising	4,666,882	common shares
and	4,670,700	preferred shares.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

As a result the share capital of Renova is now

	R$ 3,349,936,049.26,
in	109,480,048	nominal shares without par value,
comprising	55,521,868	common shares
and	53,958,180	preferred shares.

The credits of all creditors that stated interest in conversion during the “Second Conversion Window” were converted into equity in this capital increase.

This capitalization reduces the debt under the Company’s Judicial Recovery Proceedings by R$ 53,855,178.96 (9.8% of the balance of the Class III debt), further enabling progress with the Company’s judicial recovery. ”

Cemig further informs the public that, as stated in the Material Announcement of March 1, 2021, Cemig GT, a stockholder of Renova, is not part of the group of creditors that requested conversion of their credits into shares, and did not take part in the said capital increase.

As a consequence of this ratification of the “Second Capital Increase and Conversion Process”, the interest of Cemig GT in the voting capital of Renova has been reduced from 29.72% to 27.22%; and its interest in the total capital from 15.09% to 13.80%.

Cemig emphasizes that the said conversion has no effect on the rights of Cemig GT rights in the controlling stockholding block of Renova.

Belo Horizonte, August 23, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

5.	Market Notice Dated August 31, 2021: Cemig again wins Brazil Accounting/Reporting Transparency Trophy.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig again wins

Brazil Accounting / Reporting Transparency Trophy

Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market in general:

For the 17th time, Cemig has been awarded the Anefac Transparency Trophy.

Created in 1977, this award encourages corporate transparency in the market.

It is jointly organized by Anefac (Brazilian Association of Finance, Management and Accounting Professionals) and Fipecafi, the Accounting, Actuarial and Finance Research Institute of the Economics and Management School (FEA) of São Paulo University (USP).

Cemig won this award for clarity of financial statements, and quality of information published, in the category “Listed companies with net revenue over R$ 8 billion”.

Winning companies were selected based on technical analysis by Fipecafi of the published financial statements of all the Brazilian companies operating in commerce, industry and services – excluding financial services.

Belo Horizonte, August 31, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

6.	Market Notice Dated September 1, 2021: Brazil Electricity Distributors' Award for Improvement of Performance.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Brazil Electricity Distributors’ Award

for improvement of performance

Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market:

Cemig was second-placed in the nationwide category “Performance Improvement” at the Brazilian Electricity Distributors’ Association (Abradee) Awards, given at an online ceremony on August 26, 2021.

Abradee has been holding these awards for more than 20 years. They aim to orient and enhance the management models of Brazilian electricity distribution concession holders, with a view to continuous improvement of the sector.

‘Performance Improvement’ (Evolução do Desempenho) is a nationwide category recognizing concession holders that achieve the highest rate of improvement in their performance indices – measured as the ratio of total score in the general category in the year to the weighted average of total scores in the general category in the three last prior annual Abradee awards.

Cemig believes this year’s award is the result of its efforts to achieve excellence in distribution service, improve quality of customer service, and as a result increase customer satisfaction, while its financial results continue to grow.

Belo Horizonte, September 1, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

7.	Material Announcement Dated September 14, 2021: Renova: Brazil PCH Stockholders will exercise first refusal right.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Brasil PCH stockholders will exercise first refusal right

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358/2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Today Cemig’s affiliated company Renova Energia published the following Material Announcement:

“	Referring to the Material Announcement of August 5, 2021, and in compliance with CVM Instruction 358/2002 as amended, Renova Energia S.A. (in Judicial Recovery – RNEW3; RNEW 4 and RNEW11 – ‘Renova’), hereby informs its stockholders and the general public as follows:

In the matter of the disposal of the Independent Productive Unit (UPI) Brasil PCH, specified in the Recovery Plan of the Consolidated Companies of the Renova Group, and the offer made by SF 369 Participações Societárias S.A. (‘SF 369’, ‘the First Proposer’), a subsidiary of Mubadala Consultoria Financeira e Gestora de Recursos Ltda., which had been declared winner of the Competitive Procedure for acquisition of the said UPI, the remaining stockholders of Brasil PCH S.A. – BSB Energética S.A and Eletroriver S.A. – have opted to exercise their rights of first refusal to acquire the totality of the common shares (book-entry common shares, without par value) in Brasil PCH S.A. owned by the Renova Group, on the same conditions as offered by the First Proposer, SF 369.

This right will be exercised strictly in compliance with the rules, procedures, rights and duties of the Parties specified in the Stockholders’ Agreement of Brasil PCH.

The sale price for transfer of 100% of the shares in Brasil PCH S.A owned by the Renova Group (‘the Transaction’) is R$ 1,100,000,000.00 (one billion one hundred million Reais), subject to the usual conditions precedent in transactions of this nature, and subject to the prior rights reserved to the First Proposer in the contract previously signed with it.

Renova will take all the measures necessary to finalize the Transaction, and reiterates its commitment to keep stockholders and the market duly and timely informed, in accordance with the legislation. ”

Belo Horizonte, September 14, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer, Cemig

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

8.	Material Announcement Dated September 20, 2021: Board of Directors of Renova approved acceptance of the binding offer for ESPRA unit.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova accepts binding offer for ESPRA unit

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358/2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. published this Material Announcement:

“	Complying with CVM Instruction 358/2002 as amended, Renova Energia S.A. (in Judicial Recovery) (RNEW3; RNEW 4, RNEW11)(‘Renova’) hereby informs its stockholders and the public:

On September 17, 2021 the Board of Directors of Renova approved acceptance of the binding proposal presented by Vinci Energia Fundo de Investimento em Participações em Infraestrutura (‘Vinci Energia’) through its investee V2I Energia S.A., of which the manager is Vinci Infraestrutura Gestora de Recursos Ltda (‘Vinci’), for acquisition (‘the Transaction’) of all the common and preferred shares (all are book entry shares without par value) in Enerbrás Centrais Elétricas S.A. (‘Enerbrás’) and, indirectly, Energética Serra da Prata (‘Espra’), for purchase consideration of

• R$ 265,800,000.00 (two hundred sixty five million eight hundred thousand Reais),

as an initial ‘Stalking Horse’ offer, with the right to match any other offers made by other parties for the same acquisition, subject to the usual conditions precedent, including compliance with the provisions of the Judicial Recovery Plan of the Consolidated Companies of the Renova Group and the realization of a competitive proceeding for disposal of the Independent Productive Unit (UPI) Enerbrás, all within the Judicial Recovery Proceedings in progress before the Second Bankruptcy and Judicial Recovery Court of the Legal District of São Paulo, São Paulo State.

The amount offered is greater than the amount specified in the Recovery Plan – demonstrating the quality of the assets managed by Renova, and the diligence of Renova’s management in the processes of disposal.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 2

Vinci Energia is an FIP–I.E.: its units are listed and traded on the B3 (as VIGT11), since November 11, 2019. It has net assets of more than R$ 800 million, and approximately 10,000 unit holders. Its investment strategy combines the efficiency of an FIP-IE, the stability of the electricity sector, and the experience and focus on results of management by Vinci.

The Vinci Group was founded in 2009. It currently has more than R$ 57 billion under management, and 297 employees, of whom 34 are partners.

With offices in Rio de Janeiro, São Paulo, Recife and New York, it has a history of ample success, investing across various sectors of the economy, including the following companies:

–	Equatorial Energia S.A. (energy), Light (energy), LEST (Linha de Energia do Sertão Transmissora S.A.) – energy, Água Vermelha Transmissora S.A. (energy), Arcoverde Transmissão de Energia (energy), Transmissora Porto Alegrense de Energia (energy), Complexo Mangue Seco (energy), Grupo Los Grobo (agribusiness), Austral (insurance, reinsurance), Unidas (vehicle rental), Burger King (retail), Le Biscuit (retail), Cecrisa (ceramic tiles), Companhia Brasileira de Offshore (shipping), Uniasselvi (higher education), Domino’s Pizza Brasil (retail), Vero Internet (telecoms), and Cura (health).

The present transaction is duly aligned with the strategy set out by Renova in its judicial recovery, and will continue to enable the healthy re-establishment of Renova, and substantial reduction of its liabilities, with payment of creditors inside and outside the Judicial Recovery Plan, while also maintaining a portion of these funds for maintenance of its operational activities, as foreseen by the Plan.

When this Transaction is concluded, Renova will dedicate itself entirely to development and implementation of energy generation projects based on wind and solar sources.

Renova reiterates its commitment to keeping stockholders and the market in general duly informed in accordance with the applicable legislation. ”

Belo Horizonte, September 20, 2021

Maurício Dall’Agnese

Acting Chief Finance and Investor Relations Officer, Cemig

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 2

9.	Material Announcement Dated September 29, 2021: Renova: Regulator overrules challenges to wind farms.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Regulator overrules challenges to wind farms

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358/2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“	Renova Energia S.A. – In Judicial Recovery (RNEW3; RNEW4; RNEW11) (‘Renova’) informs its stockholders and the market as follows:

In its Financial Statements Renova disclosed an administrative proceeding in progress on the subject of cancellation of the Authorizing Resolutions for Phase A of the ASIII wind farms, and of the Reserve Supply Contracts awarded under the ‘LER’ (Reserve Energy) auctions of 2013 and 2014.

Renova now reports that on today’s date the Governing Council of the Brazilian electricity regulator, Aneel (National Electricity Agency), decided unanimously as follows:

(i)	To take cognizance of, and to grant, on its merits, the Administrative Appeal filed by Renova Energia S.A. against Complaint Notices 25/2019 and 50/2019, issued by the Generation Services Oversight Authority (Superintendência de Fiscalização dos Serviços de Geração – SFG), relating to Phase A of the Alto Sertão III Wind Farm Complex, which comprises the following Wind Generation Plants –

Abil, Acácia, Angico, Folha de Serra, Jabuticaba, Jacarandá do Cerrado, Taboquinha, Tábua, Vaqueta, Amescla, Angelim, Barbatimão, Cedro, Facheio, Imburana Macho, Jataí, Juazeiro, Manineiro, Pau D’Água, Sabiu, São Salvador, Umbuzeiro, Vellozia, Mulungu, Pau Santo and Quina,

– and to cancel the said Notices of Complaint, making the following rulings:

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(ii)	Cancellation of application of Sub-item IV of Subclause 12.1 of the Reserve Energy Supply Contract (CER) for the Mulungu, Pau Santo and Quina wind generation plants, which won the Reserve Energy Auction (LER) of 2014.
(iii)	Cancellation of temporary suspension of the right of Renova Energia S.A. to contract or participate in public competitions organized by Aneel in relation to Phase A of the Alto Sertão III Wind Farm Complex.
(iv)	Aneel ordered the SFG to make a new analysis for assessment of application of penalties specified in the Bidding Rules for the 2013 and 2014 LER Auctions for delay in conclusion of the projects, a responsibility of Renova Energia S.A.
(v)	Aneel ordered the Generation Concessions and Authorizations Authority (Superintendência de Concessões e Autorizações da Geração – SCG) to assess applicability of the performance guarantees of the plants as specified in the published Bidding Rules of the 5th LER Auction of 2013 and the 6th LER Auction of 2014, and in Article 13 of Normative Resolution 876 of 2020.

With the above decision, Renova takes one more important step in the consolidation of its restructuring plan, confirming the viability of the Wind Farms of Phase A of the Alto Sertão III Wind Farm Complex, and enabling Renova to contribute to the Brazilian energy system at this delicate moment that the country is currently undergoing. ”

 Belo Horizonte, September 29, 2021

Maurício Dall’Agnese

Acting Chief Finance and Investor Relations Officer, Cemig

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 2 of 2

10.	Market Notice Dated October 22, 2021: Reply to B3 Letter 1409/2021-SLS of October 21, 2021, Request for clarification of atypical share price movements.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to B3 Letter 1409/2021-SLS of October 21, 2021

Inquiry by B3

To

Cia. Energética de Minas Gerais – CEMIG

Att: Mr. Leonardo George de Magalhães

Chief Investor Relations Officer.

Subject: Request for clarification of atypical share price movements

Dear Sir,

In view of recent variations in prices of the securities of your company, the number of trades in these securities and the quantities of shares traded, as shown below, we hereby request to be informed, by October 22, 2021, whether you are aware of any fact that might justify them:

ON (common) shares
Price per share, R$							No. of trades	Total no. of shares	Volume R$
Date	Opening	Minimum	Maximum	Average	Close	Variation %
Oct. 07, 2021	17.00	16.54	17.16	16.96	17.05	0.29	1,532	424,500	7,199,812.00
Oct. 08, 2021	17.14	17.14	17.43	17.30	17.29	1.40	998	224,300	3,881,215.00
Oct. 11, 2021	17.23	17.11	18.07	17.84	17.95	3.81	1,429	372,900	6,653,180.00
Oct. 13, 2021	18.00	17.97	18.50	18.27	18.38	2.39	1,534	324,800	5,934,738.00
Oct. 14, 2021	18.39	18.34	18.67	18.53	18.61	1.25	1,176	203,100	3,763,267.00
Oct. 15, 2021	18.69	18.46	18.89	18.58	18.46	–0.80	1,974	346,400	6,436,451,00
Oct. 18, 2021	18.39	18.29	18.99	18.73	18.99	2.87	1,956	406,800	7,619,791.00
Oct. 19, 2021	18.88	18.06	18.88	18.30	18.06	–4.89	2,668	860,800	15,748,588.00
Oct. 20, 2021	18.08	18.08	18.64	18.47	18.47	2.27	2,266	439,900	8,125,220.00
Oct. 21, 2021*	18.20	17.34	18.43	17.74	17.47	–5.41	2,544	680,700	12,077,376.00

PN (preferred) shares
Price per share, R$							No. of trades	Total no. of shares	Volume R$
Date	Opening	Minimum	Maximum	Average	Close	Variation %
Oct. 07, 2021	13.82	13.46	13.99	13.77	13.74	–0.43	20,682	15,288,200	210,558,238.00
Oct. 08, 2021	13.85	13.85	14.25	14.11	14.13	2.83	15,275	7,329,000	103,379,809.00
Oct. 11, 2021	14.12	13.92	14.80	14.54	14.58	3.18	24,490	15,271,400	222,083,132.00
Oct. 13, 2021	14.65	14.65	15.15	14.97	15.00	2.88	27,500	14,277,900	213,783,379.00
Oct. 14, 2021	15.04	14.88	15.20	15.07	15.09	0.60	18,595	7,158,600	107,881,254.00
Oct. 15, 2021	15.06	14.92	15.30	15.05	15.00	–0.59	21,713	16,693,900	251,293,905.00
Oct. 18, 2021	14.96	14.75	15.20	15.02	15.11	0.73	17,672	12,090,100	181,637,221.00
Oct. 19, 2021	15.04	14.67	15.07	14.82	14.77	–2.25	26,567	19,852,600	294,247,029.00
Oct. 20, 2021	14.81	14.80	15.06	14.90	14.81	0.27	19,582	14,156,600	210,960,318.00

Oct. 21, 2021*	14.53	13.64	14.77	14.04	13.65	–7.83	21,598	16,282,900	228,605,341.00

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Reply by Cemig

Dear Ms. Ana Lucia da Costa Pereira,

In response to B3 Letter 1409/2021-SLS of October 21, 2021, in which B3 requests information on the existence of any fact of which Cemig might be aware in relation to the recent variations in price of its shares, and the increase in the number of trades and volume traded, as per the tables above, Companhia Energética de Minas Gerais – CEMIG (‘Cemig’), hereby reports to you that it is not aware of any fact arising from its activities or business that could cause price variations, which has not been properly disclosed by Cemig in accordance with the terms of the specific applicable regulations, in particular CVM Instruction 358/2002.

Cemig takes this opportunity to reiterate its commitment to transparency and best market practices in disclosures to the market.

Belo Horizonte, October 22, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

11.	Market Notice Dated October 25, 2021: Fitch updates Cemig's Ratings.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Fitch upgrades Cemig’s ratings

Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), hereby informs the Brazilian Securities Commission (CVM), the São Paulo stock exchange (B3) and the market in general:

Fitch Ratings has upgraded its corporate ratings for Cemig and its wholly-owned subsidiaries Cemig Distribuição S.A. (‘Cemig D’) and Cemig Geração e Transmissão S.A. (‘Cemig GT’), from BB– to BB on the global scale, and by two points on the Brazilian scale from AA– to AA+ .

Fitch states:

 “   The increase reflects reduction in the Cemig group’s leverage, the strengthening of its liquidity, and its improved operational performance in the distribution business.

The reduction of concentration of debt maturities in 2024, and the lengthening of the periods of important concessions, were also taken into consideration.  ”

In the first half of 2021 the other two principal risk rating agencies, Moody’s América Latina and Standard & Poor’s, also increased their ratings for Cemig, reflecting stronger credit and liquidity metrics.

Cemig believes that the changes of ratings by these agencies constitute recognition of its efforts to increase its credit quality; and reiterates its commitment to improving its liquidity and capital structure through lengthening of its debt profile, strategic management of liabilities, and reduction of its cost of capital.

Belo Horizonte, October 25, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.	Page 1 of 1

12.	Material Announcement Dated October 26, 2021: Minas Gerais legislature extends inquiry on Cemig.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Minas Gerais legislature extends inquiry on Cemig

Complementing the information published in its Material Announcement of June 24, 2021, and in accordance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed and traded on the exchanges of São Paulo, New York and Madrid), hereby informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market in general:

At an extraordinary meeting held today, the Legislative Assembly of Minas Gerais State decided to extend its Committee of Inquiry investigating acts of management in Cemig by a further 60 days.

Due to the parliamentary recess, which begins in December, the effect of this extension is that proceedings of the Inquiry will continue to February 21, 2022.

Cemig reaffirms its commitment to the best practices of corporate governance and compliance, and to providing all the information necessary for full understanding and clarification of its management decisions.

Cemig will keep the market informed on this subject, in accordance with the applicable regulations.

Belo Horizonte, October 26, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

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